                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: MARCH, 2005

                           NORSKE SKOG CANADA LIMITED
                              (Name of registrant)

                     16TH FLOOR, 250 HOWE STREET, VANCOUVER
                        BRITISH COLUMBIA, CANADA, V6C 3R8
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F                                   Form 40-F  X
                   ---                                         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                                              No  X
                ---                                            ---

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

             82-_______________

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORSKE SKOG CANADA LIMITED



                                            By:      /s/ Valerie Seager
                                                     ---------------------------
                                            Name:    Valerie Seager
                                            Title:   Corporate Secretary

Date:  March 23, 2005

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
-------   ----------------------

1         Notice of Meeting and Management Information Circular as of March 11, 2005

2         Annual Report for the year ended December 31, 2004

                                    EXHIBIT 1

                              (NORSKE CANADA LOGO)

                           NORSKE SKOG CANADA LIMITED

                         NOTICE OF 2005 ANNUAL MEETING
                               OF SHAREHOLDERS OF
                           NORSKE SKOG CANADA LIMITED

                                 TO BE HELD ON

                                 APRIL 27, 2005

                           MANAGEMENT PROXY CIRCULAR

                              (NORSKE CANADA LOGO)

                            NOTICE OF ANNUAL MEETING

To the Holders of Common Shares of
  NORSKE SKOG CANADA LIMITED

     The Annual Meeting (the "Meeting") of Norske Skog Canada Limited (the "Corporation") will be held at the Tudor/Stuart/Orange Room, Four Seasons Hotel, 21 Avenue Road, Toronto, Ontario M5R 2G1, on Wednesday, April 27, 2005 at 2:00 p.m., local time, for the following purposes:

     1. To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2004, and the auditors' report thereon.

     2.    To elect the directors for the ensuing year.

     3.    To appoint auditors for the ensuing year.

     4. To transact such other business as may properly come before the Meeting.

     The directors have fixed the close of business on Monday, March 14, 2005 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.

     The consolidated financial statements and the auditors' report for the year ended December 31, 2004 are contained in the Annual Report accompanying this Notice.

     If you cannot attend the Meeting in person, you are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5 prior to 2:00 p.m. Vancouver time on Monday, April 25, 2005.

     DATED at Vancouver, British Columbia, this 11th day of March, 2005.

                                         By order of the Board

                                         (signed) VALERIE SEAGER
                                         Corporate Secretary

                           MANAGEMENT PROXY CIRCULAR

                                MARCH 11TH, 2005

                            SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of NORSKE SKOG CANADA LIMITED (the "Corporation") for use at the Annual Meeting of the Corporation (the "Meeting") to be held on Wednesday, April 27, 2005, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting. The cost of solicitation of proxies will be borne by the Corporation.

                               VOTING BY PROXIES

     The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Annual Meeting and any other matters which may properly come before the Meeting. On any ballot, the common shares (the "Common Shares") represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered holder of the Common Shares (a "Shareholder") as specified in the proxy with respect to any matter to be acted on. IF A CHOICE IS NOT SPECIFIED WITH RESPECT TO ANY MATTER, THE COMMON SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT ARE INTENDED TO BE VOTED FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. Proxies must be delivered to the Corporation at 250 Howe Street, 16th Floor, Vancouver, British Columbia, Canada V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5, in either case prior to 2:00 p.m. Vancouver time on Monday, April 25, 2005. A self-addressed envelope is enclosed.

     Management of the Corporation are not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.

                     ADVICE TO BENEFICIAL HOLDERS OF SHARES

     THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO PERSONS WHO BENEFICIALLY OWN COMMON SHARES, AS A SUBSTANTIAL NUMBER OF SUCH PERSONS DO NOT HOLD COMMON SHARES IN THEIR OWN NAME. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CIBC Mellon Trust Company (the "Transfer Agent") can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See "Additional Information for Non-Registered Shareholders" below.

     Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward the meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

     (a) a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

     (b) more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

     The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person's name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary's service company.

ADDITIONAL INFORMATION FOR NON-REGISTERED SHAREHOLDERS

     This management information circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares - those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Beginning on September 1, 2002, provided the Corporation complied with the applicable provisions of Canadian securities legislation, the Corporation could request and obtain a list of its NOBOs from intermediaries via the Transfer Agent. However the list of NOBOs could not be used for the distribution of proxy-related materials directly to NOBOs prior to September 1, 2004. The Corporation has decided to take advantage of those provisions of securities legislation that permit it to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

     By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive a Voting Instruction Form ("VIF") from CIBC Mellon Trust Company (the "Transfer Agent"), or one of its affiliates. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

                            REVOCABILITY OF PROXIES

     A Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

     A proxy is valid only in respect of the Meeting.

                        PERSONS MAKING THE SOLICITATION

     This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 Preferred Shares, of which 214,604,120 Common Shares and no Preferred Shares are issued and outstanding.

     The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.

     The record date for determination of the Shareholders entitled to attend and vote at the Meeting is March 14, 2005.

     A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting, other than the election of directors.

     To the knowledge of the directors and senior officers of the Corporation, the only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than 10 per cent of the outstanding Common Shares of the Corporation are:

     (a) Norske Skogindustrier ASA ("NSI") of Norway, which indirectly beneficially owns and exercises control and direction over 63,035,942 Common Shares, being 29.4% of the issued and outstanding Common Shares; and

     (b) Natcan Investment Management Inc. which controls 22,096,350 Common Shares, being 10.3% of the issued and outstanding Common Shares (but does not beneficially own such shares).

     The directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the Corporation's issued and outstanding Common Shares.

                             ELECTION OF DIRECTORS

     The directors have set the number of directors of the Corporation at nine. Each of the persons whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next Annual Meeting of the Shareholders of the Corporation or until they sooner cease to hold office. It is intended that the Common Shares represented by proxies solicited by management will be voted in favour of the election of such persons as directors of the Corporation if no choice in respect of such election is specified in the proxy. The following information concerning the respective nominees has been furnished by them:

                                                                                               DEFERRED
                                                                                   VOTING        SHARE
NAME AND RESIDENCE           PRINCIPAL OCCUPATION             DIRECTOR SINCE     SHARES (4)    UNITS (5)
------------------           --------------------            ----------------    ----------    ---------
THOMAS S. CHAMBERS
(1)(3).....................  President, Senior Partner       October 30, 2003      10,000       34,266
Vancouver, British Columbia  Services Ltd. Previously,
                             Partner,
                             PricewaterhouseCoopers. Also
                             a director of Terasen Inc.
                             and Elephant and Castle
                             Group Inc.
GARY COLLINS...............  President and Chief                  New Nominee         Nil          Nil
Vancouver, British Columbia  Executive Officer,
                             HMY Airways Inc.
                             Previously, member of the
                             British Columbia Legislative
                             Assembly, and Minister of
                             Finance, British Columbia.
JARLE DRAGVIK..............  Senior Vice President,          February 1, 2005         Nil          Nil
Vollen, Norway               Production, Norske
                             Skogindustrier ASA (6).
                             Previously, Senior Vice
                             President, Sales and
                             Marketing and Mill Manager,
                             Norske Skog Bruck, at Norske
                             Skogindustrier ASA.

                                                                                               DEFERRED
                                                                                   VOTING        SHARE
NAME AND RESIDENCE           PRINCIPAL OCCUPATION             DIRECTOR SINCE     SHARES (4)    UNITS (5)
------------------           --------------------            ----------------    ----------    ---------
RUSSELL J. HORNER (2)......  President and Chief             November 3, 1999      58,913          N/A
Vancouver, British Columbia  Executive Officer.
                             Previously, President and Chief
                             Operating Officer of the
                             Corporation, Chief Operating
                             Officer, Australasia,
                             Fletcher Challenge Paper
                             Division, Fletcher Challenge
                             Limited. Also a director of
                             Agrium Inc.
J. TREVOR JOHNSTONE
(1)(3).....................  Managing director, Tricor        August 27, 2001         Nil       54,983
West Vancouver, British      Pacific Capital Inc., a
Columbia                     private equity firm.
                             Also a director of
                             Pacific Northern Gas
                             Ltd., Tree Island Wire
                             Income Fund, Carmanah
                             Technologies Inc. and
                             Aggrowth Income Fund.
VIDAR LERSTAD (1)(3).......  Senior Vice-President,            April 27, 2004         Nil       12,801
Billingstad, Norway          Corporate Strategy, Norske
                             Skogindustrier ASA (6).
                             Previously, Executive Vice-
                             President, South America,
                             Senior Vice-President, Asian
                             Activities and Senior
                             Vice-President,
                             International, Norske
                             Skogindustrier ASA.
JAN A. OKSUM (2)(3)........  President and Chief             October 24, 2001         Nil       20,411
Oslo, Norway                 Executive Officer, Norske
                             Skogindustrier ASA (6).
                             Previously, Deputy CEO and
                             Senior Vice President,
                             Executive Vice President,
                             Business Development and
                             Senior Vice President,
                             Fibre/ Magazine Paper,
                             Norske Skogindustrier ASA.

                                                                                               DEFERRED
                                                                                   VOTING        SHARE
NAME AND RESIDENCE           PRINCIPAL OCCUPATION             DIRECTOR SINCE     SHARES (4)    UNITS (5)
------------------           --------------------            ----------------    ----------    ---------
R. KEITH PURCHASE (1)(2)...  Corporate director and           August 27, 2001       9,487       31,953
West Vancouver, British      advisor. Previously,
Columbia                     Executive Vice
                             President and Chief
                             Operating Officer, MacMillan
                             Bloedel Limited, an
                             integrated forest products
                             company. Also a director of
                             Tree Island Wire Income
                             Fund, Art in Motion Income
                             Fund and Integrated Paving
                             Concepts Inc.
WILLIAM P. ROSENFELD
(2)(3).....................  Counsel to Goodmans,            October 27, 1993      24,430       53,250
Toronto, Ontario             Barristers & Solicitors.
                             Previously, Partner,
                             Goodmans.

---------------

Notes:

(1) The Corporation is required to have an Audit Committee. The members of this Committee are Messrs. Chambers, Johnstone, Lerstad and Purchase and Mr. Harold Kvisle, who is not standing for re-election as a director.

(2) The directors have established an Environmental, Health and Safety Committee. The members of this Committee are Messrs. Horner, Oksum, Purchase and Rosenfeld.

(3) The directors have established a Governance and Human Resources Committee. The members of this Committee are Messrs. Chambers, Johnstone, Lerstad, Oksum and Rosenfeld.

(4) Common Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by, the nominee.

(5) Directors may choose to convert all or part of their compensation into Deferred Share Units. See "Compensation of Directors".

(6)  Norske Skogindustrier ASA owns 29.4% of the Corporation's Common Shares.

     The Corporation does not have an executive committee.

     Mr. Johnstone and Mr. Purchase are both directors of Tree Island Wire Income Fund, a public income trust, as well as Vancouver Coastal Health Authority.

                            APPOINTMENT OF AUDITORS

     Management proposes to nominate KPMG LLP as auditors of the Corporation to hold office until the next Annual Meeting of the Shareholders of the Corporation. A predecessor firm of KPMG LLP was first appointed to such office in 1946.

                       SECURITIES AUTHORIZED FOR ISSUANCE
                        UNDER EQUITY COMPENSATION PLANS

     As at December 31, 2004 the Corporation has authorized the following securities for issuance pursuant to equity compensation plans:

                                                                                                  NUMBER OF
                                                                                                  SECURITIES
                                                       NUMBER OF            WEIGHTED-        REMAINING AVAILABLE
                                                   SECURITIES TO BE     AVERAGE EXERCISE     FOR FUTURE ISSUANCE
                                                      ISSUED UPON           PRICE OF             UNDER EQUITY
                                                      EXERCISE OF          OUTSTANDING        COMPENSATION PLANS
                                                      OUTSTANDING           OPTIONS,              (EXCLUDING
                                                   OPTIONS, WARRANTS      WARRANTS AND       SECURITIES REFLECTED
                                                      AND RIGHTS             RIGHTS             IN COLUMN (A))
PLAN CATEGORY                                             (A)                  (B)                   (C)
-------------                                      -----------------    -----------------    --------------------
EQUITY COMPENSATION PLANS APPROVED BY
  SECURITYHOLDERS (1)............................      5,951,333              $5.62               4,048,667

---------------

(1) Norske Skog Canada Limited 1995 Stock Option Plan. See "Report on Executive Compensation -- Long Term Incentive Plan -- Stock Option Plan" on page 11 for a description of the 1995 Stock Option Plan.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table reflects compensation paid during each year, except that bonus amounts are in respect of each year.

                                               ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
                                       ------------------------------------   ------------------------------------------
                                                                                   AWARDS                PAYOUTS
                                                                              ----------------   -----------------------
                                                                                                  RESTRICTED
                                                                                                  SHARES OR
                                                             OTHER ANNUAL     SECURITIES UNDER    RESTRICTED      LTIP
                                       SALARY     BONUS    COMPENSATION (1)     OPTION/SARS      SHARE UNITS    PAY-OUTS
NAME AND PRINCIPAL POSITION     YEAR      $         $             $            GRANTED (2)(#)         $            $
(A)                             (B)      (C)       (D)           (E)                (F)              (G)          (H)
---------------------------     ----   -------   -------   ----------------   ----------------   ------------   --------
R.J. Horner...................  2004   600,000   450,000           --             531,250              --           --
President and Chief             2003   600,000   400,000           --                  --              --           --
Executive Officer               2002   600,000   900,000           --             500,000              --           --
J.M. Beaman...................  2004   343,333   210,450           --             150,000              --           --
Senior Vice President,          2003   322,917   196,630           --                  --              --           --
Operations                      2002   300,000   517,000           --             226,500              --           --
R. Leverton...................  2004   289,167   159,500           --             125,000              --           --
Vice President, Finance and     2003   280,000   147,000           --                  --              --           --
Chief Financial Officer         2002   280,000   473,000           --             210,500              --           --
J.E. Armitage.................  2004   272,917   149,050           --             112,500              --           --
Senior Vice President,          2003   250,000   151,250           --                  --              --           --
Sales and Marketing             2002   250,000   400,000           --             189,000              --           --
W.R. Buchhorn.................  2004   222,917   123,750           --              93,750              --           --
Vice President, Corporate       2003   200,000    81,750           --                  --              --           --
Services                        2002   200,000    91,000           --              52,500              --           --


                                     ALL OTHER
                                COMPENSATION (3)(4)
NAME AND PRINCIPAL POSITION              $
(A)                                     (J)
---------------------------     -------------------
R.J. Horner...................        209,867
President and Chief                   223,249
Executive Officer                     103,294
J.M. Beaman...................         64,866
Senior Vice President,                 66,203
Operations                             61,878
R. Leverton...................         75,375
Vice President, Finance and            72,558
Chief Financial Officer                60,520
J.E. Armitage.................         77,001
Senior Vice President,                 66,818
Sales and Marketing                    55,685
W.R. Buchhorn.................         62,907
Vice President, Corporate              45,272
Services                               41,582

---------------

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the above named individuals (the "Named Executive Officers").

(2) While last year the Corporation disclosed under "2003" options that had been granted in January, 2004, new accounting standards require the Corporation to expense options in the year the grant was made. Accordingly, this column now shows all options in the actual year of the option grant.

(3) Amounts in this column include the Corporation's contribution to an employee share purchase plan which was available to all employees of the Corporation up to December 31, 2003.

(4) Amounts in this column include annual contributions and allocations (including investment returns on notional account balances) to the Corporation's defined contribution pension plan for the year ended December 31, 2004: R.J. Horner $209,867; J.M. Beaman $64,866; R. Leverton $75,375;
     J.E. Armitage $ 77,001 and W.R. Buchhorn $62,907.

STOCK OPTIONS

     The following table sets forth information concerning grants of stock options ("Options") to the Named Executive Officers in respect of the year ended December 31, 2004.

        OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                   MARKET VALUE OF
                                                                                      SECURITIES
                              SECURITIES UNDER     % OF TOTAL                     UNDERLYING OPTIONS
                                  OPTIONS        OPTIONS GRANTED   EXERCISE OR      ON THE DATE OF
                               GRANTED (1)(2)    TO EMPLOYEES IN    BASE PRICE          GRANT
NAME                                (#)            FISCAL YEAR     ($/SECURITY)    ($/SECURITY) (3)    EXPIRATION DATE
----                          ----------------   ---------------   ------------   ------------------   ----------------
R.J. Horner.................      531,250              32%             4.39              4.36          January 31, 2014
J.M. Beaman.................      150,000               9%             4.39              4.36          January 31, 2014
R. Leverton.................      125,000               8%             4.39              4.36          January 31, 2014
J.E. Armitage...............      112,500               7%             4.39              4.36          January 31, 2014
W.R. Buchhorn...............       93,750               6%             4.39              4.36          January 31, 2014

---------------

Notes:

(1)  Underlying securities are Common Shares of the Corporation.

(2) One-third of the options become exercisable at the end of each of the first, second and third years following January 31, 2004 unless the market price of the Common Shares exceeds $6.30, at which time all options become exercisable.

(3) The market value is the 10-day average trading price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.

     The following table summarizes for each of the Named Executive Officers the number of Options/Share Appreciation Rights ("SARs") if any, exercised during the year ended December 31, 2004, the aggregate value realized upon exercise, the total number of unexercised Options/SARs, if any, held at December 31, 2004, and the value of such unexercised Options/SARs at the same date.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
              FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                   VALUE OF UNEXERCISED
                                                                                                       IN-THE-MONEY
                                                                   UNEXERCISED OPTIONS/SARS           OPTIONS/SARS AT
                                                                        AT DECEMBER 31,            DECEMBER 31, 2004 (2)
                                 SECURITIES     AGGREGATE VALUE         2004 (1)(3)(#)                       $
                                  EXERCISED      REALIZED (1)     ---------------------------   ---------------------------
NAME                                 (#)               $          EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                            -------------   ---------------   -----------   -------------   -----------   -------------
R.J. Horner...................        --               --           934,833        697,917           --             --
J.M. Beaman...................        --               --           219,000        297,500           --             --
R. Leverton...................        --               --           222,167        261,833           --             --
J.E. Armitage.................        --               --           206,500        235,500           --             --
W.R. Buchhorn.................        --               --           109,000        183,250           --             --

---------------

Notes:

(1) The value realized on the exercise of an Option or SAR is equal to the difference between the market value of the relevant underlying security at the time of exercise and the exercise or base price of the Option or SAR.

(2) The value of the unexercised in-the-money Options/SARs at the year end is the excess, if any, of the market value of the relevant underlying security as at December 31, 2004 (being $3.77 in respect of the Common Shares) over the exercise or base price of the relevant Options or SARs.

(3)  Underlying securities are Common Shares of the Corporation.

RETIREMENT PLANS

     Each of the Named Executive Officers are members of the defined contribution segment of the Supplemental Retirement Plan for Senior Executives. During 2004 the Corporation allocated an aggregate of 12 per cent of the executive officer's monthly salary and bonus to individual retirement accounts under the defined contribution segment. Of this total, seven per cent of the monthly salary and bonus (to a maximum of $12,500) was contributed to the member's account in the defined contribution segment of the salaried retirement plan available to all Canadian employees of the Corporation and the remainder was allocated to a notional account maintained for the member under the Supplemental Retirement Plan. No benefit is payable under the Supplemental Retirement Plan if the member ceases to be employed by the Corporation prior to attaining five years as an executive officer.

     Under the defined contribution segment of the Norske Skog Canada Limited Supplemental Retirement Plan for Senior Executives, the amount of bonus recognized in pensionable earnings is limited to 50 per cent of the bonus payment for the year subject to a further limit of 50 per cent of the executive's target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar years and applied in years in which the target bonus limit is not reached.

     The retirement benefits that become payable under the Norske Skog Canada Limited Supplemental Retirement Plan for Senior Executives are offset by the retirement benefits payable under any other Corporation pension plans.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

     The Board of directors has determined it is in the best interests of the Corporation to encourage the continuity of senior management under certain circumstances.

     The Corporation entered into severance agreements with certain of the Named Executive Officers, which replace previous agreements that expired in July, 2002. The agreements provide that the Named Executive Officer whose employment is terminated by the Corporation without cause within the period of two years after the date of completion of a "Proposed Transaction" will be entitled to a two-year termination leave. During this termination leave, he will receive annual salary, bonus under the Corporation's Short Term Incentive Plan and certain of the benefits previously received. A "Proposed Transaction" means (i) the acquisition by NSI of more than 50% of the outstanding voting shares of the Corporation or the acquisition by an entity other than NSI of more than 35% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 35% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction. If the Named Executive Officer secures comparable alternative employment during the termination leave, the Named Executive Officer will receive a lump sum payment equal to one-half of the salary which would otherwise be received during the balance of the termination leave. In lieu of taking termination leave, the Named Executive Officer may elect to receive a lump sum settlement equal to 80 per cent of the salary which would otherwise be received during the termination leave plus 75 per cent of the Named Executive Officer's target bonus under the Short Term Incentive Plan for the current year. These severance agreements expire, if a Proposed Transaction has not been completed, on September 30, 2006.

     In 2001 the Corporation entered into an agreement, subsequently amended, with each of Mr. Horner and Mr. Leverton that provides for benefits to be paid to such individual in the event his employment terminates following a "Control Change". A "Control Change" means: (i) the acquisition by NSI of more than 50% of the outstanding voting shares of the Corporation or the acquisition by an entity other than NSI of more than 25% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 25% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction. The benefits include payment of three times the individual's annual remuneration, being his base salary plus an amount equal to his target bonus for the year, the acceleration of all outstanding stock options, the acceleration of retirement benefits equal to five years' service, and job relocation counselling fees. These benefits are payable if the individual resigns, in the case of Mr. Horner within one year, and in the case of Mr. Leverton within 90 days, after a Control Change or if, within two years after such Control Change, his employment is terminated without just cause or he terminates his employment for good reason. Each of these agreements becomes operative if a Control Change occurs prior to October 1, 2006 or such later date as the Corporation may from time to time specify.

                   COMPOSITION OF THE COMPENSATION COMMITTEE

     The Governance and Human Resources Committee monitors, on behalf of the Board of directors, senior executive succession, career development and compensation of executive officers, including the Named Executive Officers. Each of T.S. Chambers, J.T. Johnstone, V. Lerstad, J. Oksum, W.P. Rosenfeld and T.S. Stephens (who resigned from the Board in August, 2004) were members of the Committee during the year ended December 31, 2004.

                        REPORT ON EXECUTIVE COMPENSATION

     The Governance and Human Resources Committee recommends to the Board of directors the compensation for the executive officers.

COMPENSATION STRATEGY

     The compensation strategy for the Corporation is based on a total compensation philosophy. Total compensation includes three principal components: base salary, benefits and perquisites; short term incentives payable as an annual cash bonus and intended to focus initiative on annual objectives; and long term incentives granted through the issuance of stock options to encourage the enhancement of shareholder value.

     The total compensation strategy is intended to accomplish the following objectives:

     - to attract executive officers who have demonstrated superior leadership and management skills;

     - to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

     - to link the personal interests of the executive officers with those of the shareholders; and

     - to motivate executive officers to achieve excellence within their respective areas of responsibility.

     The Committee believes these objectives will be reached with a total compensation package which corresponds to median levels of compensation prevailing in the marketplace for executive officers occupying similar positions in competing enterprises. Although target awards under the short and long term incentive plans are aimed at market median levels, actual awards paid to executives vary above and below target levels based upon both individual and corporate performance.

BASE SALARY, BENEFITS AND PERQUISITES

     Base salary, benefits and perquisites are targeted at the median level of compensation for executive officers in other selected forest products companies of similar size and complexity in Canada. The Governance and Human Resources Committee receives a report from an independent consultant engaged by management of the Corporation which provides the Committee with information on those levels of compensation.

     Each position is assigned a salary range and a benefit and perquisite program which is adjusted to maintain the desired competitive position in the market place. Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

SHORT TERM INCENTIVE PLAN

     The Corporation has a short term incentive plan under which executive officers may be paid an annual bonus based upon the achievement of objectively measured corporate objectives and subjectively measured personal objectives.

     Membership in the plan is limited to designated individuals and includes the Named Executive Officers.

     Annual bonuses that may be awarded under the short term incentive plan can vary from zero to 80% of base salary for participants in the plan, other than the Chief Executive Officer, and zero to 124% of base salary in the case of the Chief Executive Officer.

     The Governance and Human Resources Committee determines the amounts of the annual bonuses made under the plan. For participants in the plan, other than the Chief Executive Officer, one half of the bonus is based upon the achievement of objectively measured corporate objectives and one half of the bonus is based upon the achievement of personal objectives that are agreed to individually by each participant. In 2004 the corporate objectives included the attainment of a measured improvement in employee safety (10%) and the attainment of a target amount of earnings before interest, taxes, depreciation and amortization ("EBITDA") (40%). In 2004, partial bonuses were paid to the participants based upon improvements in employee safety. In addition, a partial bonus was paid based on the attainment of EBITDA which was in excess of a pre-determined threshold target amount. The Governance and Human Resources Committee determines the bonuses for the attainment of personal objectives on the recommendation of the Chief Executive Officer. The bonuses awarded for 2004 to the participants in the plan for the attainment of personal objectives range from 60% to 95% of the maximum bonus available for this criterion.

     In addition to the bonuses awarded under the short-term incentive plan, the Governance and Human Resources Committee may also award one time special bonuses to the Named Executive Officers in recognition of the achievement of special results in a fiscal year. No special bonuses were awarded to the Named Executive Officers in 2004.

     The compensation of the Chief Executive Officer is based upon a combination of base salary, a short term incentive plan under which a cash bonus may be awarded and the grant of stock options under the Corporation's stock option plan. The base salary of the Chief Executive Officer is targeted at the median of the salaries paid to chief executive officers of companies engaged in the forest products industry in Canada. The ranges of these salaries are determined from a report of an independent compensation consultant engaged by the Corporation. The short-term incentive plan is based upon the attainment of objectively measured corporate objectives and the achievement of personal objectives. These objectives are each determined by the Governance and Human Resources Committee, in consultation with the Chief Executive Officer, before the commencement of each fiscal year of the Corporation. In 2004, the relative weighting of the objectives for the Chief Executive Officer in that fiscal year were: improvement in the health and safety performance of the employees of the Corporation -- 10%; attainment of a target amount of EBITDA -- 60%; and attainment of personal objectives -- 30%. The personal objectives emphasized leadership and initiative in matters agreed to between the Governance and Human Resources Committee and the Chief Executive Officer. The bonus awarded to the Chief Executive Officer for 2004 recognized certain achievements in respect of the health and safety performance of the Corporation and the attainment of EBITDA, which was in excess of a pre-determined threshold target amount. The bonus also included recognition of the attainment of the agreed upon personal objectives.

LONG TERM INCENTIVE PLAN -- STOCK OPTION PLAN

     To provide a longer term incentive to executives, the Corporation has a stock option plan (the "Plan"). Individual executives are eligible for option grants annually, with a notional value that corresponds to a target percentage of the executive's salary. The target percentage of salary is determined annually by the Governance and Human Resources Committee to maintain market median total compensation levels for executives. The notional value of the options granted is 150 per cent of annual salary for the Chief Executive Officer and 50 per cent to 75 per cent for other executives. The notional value of the options is established by an external, independent specialist using a modified form of the "Black-Scholes" option valuation methodology.

     The Plan provides for grants of options to acquire Common Shares of the Corporation to directors and employees of the Corporation and its subsidiaries in such numbers as the Governance and Human Resources Committee determines from time to time. In 2004, shareholders of the Corporation approved the granting of options for up to 10,000,000 Common Shares, representing 4.6% of the issued and outstanding Common Shares. Options to purchase a total of 8,554,000 Common Shares are currently outstanding under the Plan.

     The maximum term of all stock options is 10 years, although the Governance and Human Resources Committee may provide for a shorter term in its discretion. The exercise price of the options is based on the 10-day average trading value of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant. The vesting of the options is determined by the Committee at the time of the grant; however most options become exercisable as to one-third on or after the first, second and third anniversary of the date of grant, and become immediately exercisable if a predetermined share price hurdle is exceeded. The share price hurdle is based on a benchmark compound annual growth rate calculated over the life of the options, as established by the Committee at the time of grant.

     The Plan provides that no option will be granted if the aggregate number of Common Shares reserved for issuance pursuant to those options and any other stock options granted by the Corporation to any one person would exceed 5% or, in the case of insiders, would exceed 10%, of all of the outstanding Common Shares. Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.

     The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with the Corporation is determined by the Governance and Human Resources Committee at the time of the option grant. Generally, however, options are granted on the basis that:

     (a) if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:

        (i) 90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and

        (ii) 90 days after the end of the fiscal year of the Corporation in which the death occurred;

     (b) if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:

        (i) 90 days after the end of the fiscal year of the Corporation in which the option holder retired or became disabled; and

        (ii)   the end of the options' term;

     (c) if an option holder's employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

     (d) if an option holder's employment is terminated for cause, all options terminate immediately.

     The Governance and Human Resources Committee may at any time terminate the Plan or make such amendments to the Plan as it considers advisable, subject to applicable legislation and any required regulatory or shareholder approval and the rules of any stock exchange on which the Common Shares are listed.

Report submitted by:

J.T. Johnstone, Chairman of the Governance and Human Resources Committee T.S. Chambers
V. Lerstad
J. Oksum
W.P. Rosenfeld

                               PERFORMANCE GRAPH

     The following graph compares the cumulative total shareholder return from an investment in Common Shares of the Corporation made on June 30, 2000 with the cumulative total return of a similar investment in the group of companies in the TSE 300 Index and the TSE Paper & Forest Products Index.

                              (PERFORMANCE GRAPH)

--------------------------------------------------------------------------------------------------------------------
                       JUN 30 - 2000   DEC 31 - 2000   DEC 31 - 2001   DEC 31 - 2002   DEC 31 - 2003   DEC 31 - 2004
--------------------------------------------------------------------------------------------------------------------
 NSCL                      100.0           111.8           131.0           105.0            80.3            72.6
--------------------------------------------------------------------------------------------------------------------
 S&P / TSX                 100.0            88.1            77.1            67.6            85.0            96.9
--------------------------------------------------------------------------------------------------------------------
 TSX Paper and
  Forest                   100.0            98.8           107.5           111.0           108.8           107.7
--------------------------------------------------------------------------------------------------------------------

                           COMPENSATION OF DIRECTORS

     The Chairman of the Board receives an annual retainer of $110,000 and the Deputy Chair receives an annual retainer of $55,000. All of the other directors receive an annual retainer of $25,000 except that no director who is an executive officer of the Corporation receives any additional compensation for his activities as a director.

     In addition to the annual retainer, each director is paid $1,500 for each Board meeting attended. (The fee for Board meetings held by telephone is $750.) Directors acting on committees of the Board (other than chairs of committees) receive an additional annual retainer of $3,000. Chairs of the Governance and Human Resources and the Environmental, Health and Safety Committees receive an additional annual retainer of $5,000 and the Chair of the Audit Committee receives an additional annual retainer of $10,000. In addition, directors are paid $1,200 for each committee meeting they attend. Directors are also reimbursed for their reasonable expenses in connection with such meetings.

     Directors may choose to convert all or part of their compensation into deferred stock units ("DSUs"). The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Corporation's Common Shares on the Toronto Stock Exchange over the ten days prior to the calculation date. The value of the DSUs is payable by the Corporation to a director upon the director's departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the Toronto Stock Exchange over the ten days prior to the relevant calculation date. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

     The following directors have elected to receive all or a portion of their compensation in DSU's:

                                                                  NUMBER OF        PERCENTAGE OF
                                                              DSU'S HELD AS AT     COMPENSATION
DIRECTOR                                                      DECEMBER 31, 2004      AS DSU'S
--------                                                      -----------------    -------------
T.S. Chambers...............................................       20,903              100%
J.T. Johnstone..............................................       41,874              100%
H.N. Kvisle.................................................       31,631              100%
R.K. Purchase...............................................       20,573               50%
W.P. Rosenfeld..............................................       35,612               75%

     Although directors were previously eligible for a stock option grant, the Corporation has discontinued this practice. Directors are now eligible for an annual grant of Deferred Share Units. In 2004, the annual grant for each director had a value at the time of the grant of $12,600. In 2005, the annual grant for each director is as follows:

                                                                 DSU VALUE
                                                                AT THE TIME
POSITION                                                         OF GRANT
--------                                                        -----------
Chair.......................................................      $62,600
Deputy Chair................................................       48,800
Director....................................................       35,000

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     The Corporation has purchased primary and excess directors' and officers' liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies. The aggregate amount of premiums in the year ended December 31, 2004 paid by the Corporation in respect of directors and executive officers as a group was approximately $393,000. The total limit of insurance purchased for all directors and executive officers was $75 million per loss and in annual aggregate. There is no deductible for claims made against individual directors and executive officers. The Corporation is an insured entity under the program against liability arising from (a) securities claims
(b) oppressive conduct claims and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.

                         CORPORATE GOVERNANCE PRACTICES

     The Corporation seeks to achieve high standards of corporate governance and has designed its corporate governance practices to be consistent with this objective. The Board has reviewed and amended its governance practices in response to recent Canadian and United States regulatory initiatives. As new rules and policies come into effect, the Board will continue to revise its practices as required. The Board has reviewed the Toronto Stock Exchange guidelines for effective corporate governance (the "TSE Guidelines") and believes the Corporation's governance practices meet or exceed the TSE Guidelines. In addition, the Board has reviewed the proposed corporate governance guidelines established by the Canadian Securities Administrators under National Policy 58-101 for Effective Corporate Governance (the "Proposed Guidelines"), which are expected to become effective later this year. The Board believes the Corporation's governance practices meet or exceed the Proposed Guidelines. Attached as Schedule A to this management proxy circular is a chart which summarizes the alignment of the Corporation's governance practices with the Proposed Guidelines. The Corporation has chosen to summarize its compliance with the Proposed Guidelines in Schedule A since these guidelines represent the Canadian Securities Administrators' current views on best practice governance standards for Canadian public companies.

COMPOSITION OF THE BOARD

     All of the directors, with the exception of Mr. Horner, the Chief Executive Officer of the Corporation, are independent within the meaning of the Proposed Guidelines.

     Although all of the directors except Mr. Horner are independent, four of the directors have additional relationships with the Corporation. The Board has determined that none of these relationships are of a nature which could reasonably interfere with the exercise of the director's independent judgment. Mr. Rosenfeld is counsel to a law firm that provides legal advice to the Corporation from time to time; however, these services are provided on customary commercial terms and are not of a material nature. In 2004, the Corporation paid Mr. Rosenfeld's firm approximately $472,000 in respect of such services. Three of the directors (Messrs. Dragvik, Lerstad and Oksum) are officers of Norske Skogindustrier ASA, which holds 29.4% of the Common Shares. The Board believes that the investment of shareholders other than NSI is fairly reflected by this composition. None of the other directors have a relationship with NSI.

     The Chair of the Board is Jan Oksum, an independent director. The Board has established terms of reference for the Chair, whose primary responsibilities include (i) acting as a principal sounding board and counselor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are appropriately represented to the Board and shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policy and direction of the Corporation; and (v) retaining an independent perspective to best represent the interest of the Corporation, shareholders and the Board.

     Messrs. Chambers, Johnstone and Purchase are directors of public companies other than the Corporation. See "Election of Directors".

MANDATE OF THE BOARD

     The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of shareholders, through the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule B to this management proxy circular.

     The Board, under the leadership of the Chairman, has expressly acknowledged its stewardship role in:

     (i)   appointment, remuneration and succession of senior management;

     (ii)   strategic planning;

     (iii)  review of annual budgets and performance targets;

     (iii) identification and monitoring of the principal risks of the Corporation's business;

     (iv) monitoring and evaluating internal controls and management information systems; and

     (v) reviewing systems and policies for effective and timely communications.

     The Board annually reviews and approves a long range strategic plan at an annual strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

     The Board manages its own affairs, including selecting its Chair and Deputy Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.

     New directors are provided with an orientation that includes a review of the Corporation's business and operations, one-on-one meetings with all members of the executive and visits to the Corporation's manufacturing facilities.

     The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair or Deputy Chair, may also engage outside advisors.

BOARD MEETINGS

     The Board has regular quarterly meetings and meets more frequently on an as-needed basis. The Board met five times in the year ended December 31, 2004. In addition to its regular quarterly meetings, the Board schedules a separate meeting to review the Corporation's operating and capital plan.

     The attendance of directors at Board and Committee meetings held during 2004 was as follows:

                                                              BOARD MEETINGS    COMMITTEE MEETINGS
DIRECTOR                                                         ATTENDED            ATTENDED
--------                                                      --------------    ------------------
Mitchell Gropper............................................      2 of 2              4 of 4
(Mr. Gropper's term ended April 29, 2004 and he did not
stand for re-election)
Thomas S. Chambers..........................................      5 of 5              6 of 6
Jarle Dragvik...............................................        0                   0
(Mr. Dragvik became a director in February, 2005)
Russell J. Horner...........................................      5 of 5              4 of 4
J. Trevor Johnstone.........................................      5 of 5              9 of 9
Jan L. Kildal...............................................      2 of 5              2 of 4
(Mr. Kildal resigned from the Board in December, 2004)
Harold N. Kvisle............................................      5 of 5              5 of 5
Vidar Lerstad...............................................      4 of 4              5 of 5
(Mr. Lerstad became a director in April, 2004)
Jan Oksum...................................................      4 of 5              5 of 6
R. Keith Purchase...........................................      5 of 5              8 of 8
William P. Rosenfeld........................................      4 of 5              7 of 9
W. Thomas Stephens..........................................      2 of 3              4 of 6
(Mr. Stephens resigned from the Board in August, 2004)

     At the end of each Board meeting and meeting of the Governance and Human Resources Committee and Audit Committee, an "in-camera" session is held at which only independent directors are present. During 2004, five in-camera sessions were held at the Board meetings, five at the Governance and Human Resources Committee meetings and four at the Audit Committee meetings.

COMMITTEES OF THE BOARD

     The Board has established an Audit Committee, Environmental, Health and Safety Committee and Governance and Human Resources Committee.

AUDIT COMMITTEE

     The Audit Committee consists of Messrs. Chambers, Johnstone, Kvisle (who is not standing for re-election as a director), Purchase and Lerstad. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

NAME                           RELEVANT EDUCATION AND EXPERIENCE

T.S. Chambers                  Mr. Chambers has been a chartered accountant
                               since 1969. He was an audit partner at
                               PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of
                               PricewaterhouseCoopers LLP's and its
                               predecessors' Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is a member of two other audit committees and the chair of one of them.

J.T. Johnstone                 Mr. Johnstone is a chartered accountant and has
                               qualified as a certified public accountant, although he no longer actively practices as such.
                               He worked for a public accountant where he oversaw the preparation and audit of financial statements for four years. He has been the chief financial officer of a number of private companies and he is a member of four other audit committees.

H.N. Kvisle                    Mr. Kvisle has an accounting degree from the
                               University of Alberta and received his MBA from the University of Calgary in 1982. He is the Chief Executive Officer of TransCanada
                               Corporation, a Canadian publicly traded company, and in that capacity he supervises the company's financial officers. He also supervised various financial officers while he was president of Fletcher Challenge Energy Canada Inc.

R.K. Purchase                  Mr. Purchase holds a Bachelors of Commerce
                               (Administration) from Victoria University of
                               Wellington (New Zealand) and an MBA from Simon
                               Fraser University. He has been the Chief
                               Executive Officer of Timberwest, the managing director of Tasman Pulp & Paper and the Executive
                               Vice President of MacMillan Bloedel Ltd. In those capacities he actively supervised financial officers of the respective companies.

V. Lerstad                     Mr. Lerstad holds an MBA from the Norwegian
                               School of Economics and Business Administration.
                               He worked as a controller for Norsk Hydro AS and has been the managing director of two companies where he actively supervised the financial officers of those companies. Mr. Lerstad is the acting chief financial officer of Norske
                               Skogindustrier ASA.

     The principal functions of the Audit Committee are:

     (i) to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

     (ii) to evaluate systems of internal control and procedures for financial reporting;

     (iii) to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

     (iv) to monitor the performance of the external and internal auditors and assess the independence thereof; and

     (v) to recommend to the Board the appointment of investment managers for the Corporation's salaried pension plans and to monitor the performance of these managers.

     The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. A copy of the text of the Audit Committee's terms of reference is attached as Schedule C to this management proxy circular.

     The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation's financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation's external and internal auditors at any time, and the committee meets with the Corporation's internal and external auditors, without management present, on a regular basis.

     Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller's departments, and others as required, to ensure timely and accurate disclosure.

     All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation's website (www.norskecanada.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

     The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair's pre-approval. In January, 2005 the Audit Committee approved the engagement of the external auditors for the period ending January 31, 2006 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $350,000.

     During the last two years, the Corporation paid the following fees to its external auditors:

                                                                 PERIOD ENDING
                                                                  DECEMBER 31
                                                              --------------------
                                                                2004        2003
                                                              --------    --------
Audit Fees..................................................  $732,200    $709,100
Audit Related Fees..........................................   124,500      99,900
Tax Fees....................................................    90,900     156,100
All Other Fees..............................................        --          --
                                                              --------    --------
Total.......................................................  $947,600    $965,100
                                                              ========    ========

     The services rendered in connection with "Audit Related Fees" consisted primarily of the audit of a wholly owned subsidiary, the audit of the Corporation's pension plan and other accounting advice. The services rendered in connection with "Tax Fees" consisted primarily of tax compliance services.

     The Audit Committee met four times in the year ended December 31, 2004.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

     The Environmental, Health and Safety Committee consists of four directors, three of whom are independent. The mandate of the Committee is to establish principles of environment, health and safety stewardship for the Corporation and to monitor the Corporation's compliance with those principles.

     The Environmental, Health and Safety Committee met four times in the year ended December 31, 2004.

GOVERNANCE AND HUMAN RESOURCES COMMITTEE

     The Governance and Human Resources Committee consists of five independent directors. Periodically the Governance and Human Resources Committee creates smaller sub-committees, composed of committee members, to address specific issues. The Governance and Human Resources Committee and its sub-committees met ten times in the year ended December 31, 2004.

     The Committee's principal functions are:

     (i) to develop and monitor the Corporation's overall approach to corporate governance issues;

     (ii) to recommend to the Board nominees for election and re-election as members of the Board;

     (iii) to review the performance of the Board as a whole and of its Committees; and

     (iv) to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer and approval of changes to benefit provisions in the Corporation's salaried pension plans.

     The Board has delegated to the Governance and Human Resources Committee the responsibility for developing and monitoring the Corporation's overall approach to corporate governance and implementing and administering the governance system. The Governance and Human Resources Committee has established position descriptions for each of the Board as a whole, each Board Committee, individual directors, the Chair and Deputy Chair of the Board and the Chief Executive Officer. The Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.

     The Governance and Human Resources Committee is responsible for recommending to the Board nominees for election or re-election to the Board. The Committee is also responsible for the ongoing assessment of directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.

     The Governance and Human Resources Committee conducts an annual review of the Board as a whole and each Committee. All directors are surveyed to obtain feedback on the effectiveness of the Board and the Committees. The survey covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance and Human Resources Committee makes recommendations to the Board based on the results of the evaluation. The Board also conducts annual director self-assessments.

     The Governance and Human Resources Committee is responsible for annually reviewing the directors' compensation plan and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both. Directors are expected to own at least 25,000 Deferred Share Units and/or Common Shares within two years of joining the Board.

     The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year, the Committee evaluates the Chief Executive Officer's performance against those objectives. The results of the assessment are reported to the Board. The Committee also reviews the performance of other senior executives. The Board meets with management annually to review the Corporation's succession plan.

     The Governance and Human Resources Committee determines the compensation of the Corporation's executive officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation's stock option plan and makes recommendations regarding the granting of stock options to executive management and other key employees of the Corporation.

EXPECTATIONS OF MANAGEMENT

     The President and Chief Executive Officer reports directly to the Chair on a regular and ongoing basis. He has full accountability to the Board for the operating, financial and strategic performance of the Corporation. Within its mandate, the Board of directors participates with the Chief Executive Officer in the strategic decision-making process of the Corporation.

     The Corporation has adopted a Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation's website at www.norskecanada.com and is filed on the Canadian Securities Administrators' electronic filing website at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person's performance of his or her duties and is designed so that the Corporation's affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

                           AVAILABILITY OF DOCUMENTS

     Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and management's discussion and analysis for the Corporation's most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

     (a) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

     (b) the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation's most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

     (c) the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Corporation which involved the election of directors.

     Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

                             SHAREHOLDER PROPOSALS

     The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is December 12, 2005.

                   APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR

     The contents and the sending of this management proxy circular have been approved by the directors of the Corporation.

                                         By order of the Board

                                         (signed) VALERIE SEAGER
                                         Corporate Secretary

                                   SCHEDULE A

                COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

     The Board of directors has reviewed the draft corporate governance guidelines established by the Canadian Securities Administrators under National Policy 58-201 for Effective Corporate Governance (the "Proposed Guidelines"). The Board believes the Corporation's governance practices meet or exceed the Proposed Guidelines. The following description summarizes the Corporation's corporate governance practices and its compliance with the Proposed Guidelines.

GUIDELINE 3.1
COMPOSITION OF THE BOARD       THE BOARD SHOULD HAVE A MAJORITY OF INDEPENDENT
                               DIRECTORS.

Does the Corporation comply?   Yes

Discussion                     All of the directors, with the exception of Mr.
                               Horner, who is the Chief Executive Officer of the Corporation, are independent within the meaning of the Proposed Guidelines.

GUIDELINE 3.2
COMPOSITION OF BOARD           THE CHAIR SHOULD BE AN INDEPENDENT DIRECTOR.

Does the Corporation comply?   Yes

Discussion                     The Chair of the Board is Jan Oksum, an
                               independent director.

GUIDELINE 3.3
MEETINGS OF INDEPENDENT
DIRECTORS                      THE INDEPENDENT DIRECTORS SHOULD HOLD REGULARLY
                               SCHEDULED MEETINGS AT WHICH MEMBERS OF MANAGEMENT
                               ARE NOT IN ATTENDANCE.

Does the Corporation comply?   Yes

Discussion                     At the end of each Board meeting and meetings of
                               the Governance and Human Resources Committee and
                               Audit Committee, an "in-camera" session is held at which only independent directors are present.
                               During 2004, five in-camera sessions were held at the Board meetings, five at the Governance and Human Resources Committee meetings and four at the Audit Committee meetings.

GUIDELINE 3.4
BOARD MANDATE                  THE BOARD SHOULD ADOPT A WRITTEN MANDATE IN WHICH
                               IT EXPLICITLY ACKNOWLEDGES RESPONSIBILITY FOR THE
                               STEWARDSHIP OF THE CORPORATION, INCLUDING
                               RESPONSIBILITY FOR:

                               (A) TO THE EXTENT FEASIBLE, SATISFYING ITSELF AS TO THE INTEGRITY OF THE CHIEF EXECUTIVE OFFICER (THE "CEO") AND OTHER EXECUTIVE OFFICERS AND THAT THE CEO AND OTHER EXECUTIVE OFFICERS CREATE A CULTURE OF INTEGRITY THROUGHOUT THE ORGANIZATION;

                               (B) ADOPTING A STRATEGIC PLANNING PROCESS AND APPROVING, ON AT LEAST AN ANNUAL BASIS, A STRATEGIC PLAN WHICH TAKES INTO ACCOUNT, AMONG OTHER THINGS, THE OPPORTUNITIES AND RISKS OF THE BUSINESS;

                               (C) THE IDENTIFICATION OF THE PRINCIPAL RISKS OF THE CORPORATION'S BUSINESS, AND ENSURING THE IMPLEMENTATION OF APPROPRIATE SYSTEMS TO MANAGE THESE RISKS;

                               (D) SUCCESSION PLANNING (INCLUDING APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT);

                               (E) ADOPTING A COMMUNICATION POLICY FOR THE CORPORATION;

                               (F)   THE CORPORATION'S INTERNAL CONTROL AND
                                     MANAGEMENT INFORMATION SYSTEM; AND

                               (G) DEVELOPING THE CORPORATION'S APPROACH TO CORPORATE GOVERNANCE, INCLUDING DEVELOPING A SET OF CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES THAT ARE SPECIFICALLY APPLICABLE TO THE CORPORATION.

                               THE WRITTEN MANDATE OF THE BOARD SHOULD ALSO SET
                               OUT:

                               (I)   MEASURES FOR RECEIVING FEEDBACK FROM
                                     SECURITY HOLDERS, AND

                               (II)   EXPECTATIONS AND RESPONSIBILITIES OF
                                      DIRECTORS, INCLUDING BASIC DUTIES AND
                                      RESPONSIBILITIES WITH RESPECT TO
                                      ATTENDANCE AT BOARD MEETINGS AND ADVANCE
                                      REVIEW OF MEETING MATERIALS.

Does the Corporation comply?   Yes

Discussion                     A copy of the text of the Administrative
                               Guidelines and Terms of Reference for the Board, which addresses the items referred to above, is attached to this management proxy circular as Schedule B.

GUIDELINE 3.5
POSITIONS DESCRIPTIONS         THE BOARD SHOULD DEVELOP CLEAR POSITION
                               DESCRIPTIONS FOR THE CHAIR OF THE BOARD AND THE
                               CHAIR OF EACH BOARD COMMITTEE. IN ADDITION, THE
                               BOARD, TOGETHER WITH THE CEO, SHOULD DEVELOP A
                               CLEAR POSITION DESCRIPTION FOR THE CEO, WHICH
                               INCLUDES DELINEATING MANAGEMENT'S
                               RESPONSIBILITIES. THE BOARD SHOULD ALSO DEVELOP
                               OR APPROVE THE CORPORATE GOALS AND OBJECTIVE THAT
                               THE CEO IS RESPONSIBLE FOR MEETING.

Does the Corporation comply?   Yes

Discussion                     The Board has developed written mandates for each
                               of the Board as a whole, the Chair and Deputy
                               Chair of the Board, each Board committee, individual directors, and the Chief Executive
                               Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective
                               Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair,
                               Deputy Chair, individual directors, and Chief
                               Executive Officer are available at the
                               Corporation's website at www.norskecanada.com.
                               The Governance and Human Resources Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief
                               Executive Officer. At the end of the year the Committee evaluates the Chief Executive Officer's performance against those objectives.

GUIDELINE 3.6
ORIENTATION                    THE BOARD SHOULD ENSURE THAT ALL NEW DIRECTORS
                               RECEIVE A COMPREHENSIVE ORIENTATION. ALL NEW
                               DIRECTORS SHOULD FULLY UNDERSTAND THE ROLE OF THE
                               BOARD AND ITS COMMITTEES, AS WELL AS THE
                               CONTRIBUTION INDIVIDUAL DIRECTORS ARE EXPECTED TO
                               MAKE (INCLUDING, IN PARTICULAR, THE COMMITMENT OF
                               TIME AND ENERGY THAT THE CORPORATION EXPECTS FROM
                               ITS DIRECTORS). ALL NEW DIRECTORS SHOULD ALSO
                               UNDERSTAND THE NATURE AND OPERATION OF THE
                               CORPORATION'S BUSINESS.

Does the Corporation comply?   Yes

Discussion                     Under the guidance of the Governance and Human
                               Resources Committee, the Corporation conducts an orientation program for new directors that includes a review of the Corporation's business and operations, one-on-one meetings with all members of the Executive and visits to the Corporation's manufacturing facilities.

GUIDELINE 3.7
CONTINUING EDUCATION           THE BOARD SHOULD PROVIDE CONTINUING EDUCATION
                               OPPORTUNITIES FOR ALL DIRECTORS, SO THAT
                               INDIVIDUALS MAY MAINTAIN OR ENHANCE THEIR SKILLS
                               AND ABILITIES AS DIRECTORS, AS WELL AS TO ENSURE
                               THEIR KNOWLEDGE AND UNDERSTANDING OF THE
                               CORPORATION'S BUSINESS REMAINS CURRENT.

Does the Corporation comply?   Yes

Discussion                     From time to time the Corporation arranges for
                               certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, at each quarterly Board meeting, the Corporation's Controller reviews with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board visits one of the Corporation's manufacturing facilities at least once a year.

GUIDELINE 3.8
CODE OF BUSINESS CONDUCT AND
ETHICS THE BOARD SHOULD ADOPT A WRITTEN CODE OF BUSINESS CONDUCT AND ETHICS (A "CODE"). THE CODE SHOULD BE APPLICABLE TO DIRECTORS, OFFICERS AND EMPLOYEES OF THE CORPORATION. THE CODE SHOULD CONSTITUTE WRITTEN STANDARDS THAT ARE REASONABLY DESIGNED TO PROMOTE INTEGRITY AND TO DETER WRONGDOING. IN PARTICULAR, IT SHOULD ADDRESS THE FOLLOWING
                               ISSUES:

                               (A)   CONFLICTS OF INTEREST, INCLUDING
                                     TRANSACTIONS AND AGREEMENTS IN RESPECT OF
                                     WHICH A DIRECTOR OR EXECUTIVE OFFICER HAS A
                                     MATERIAL INTEREST;

                               (B)   PROTECTION AND PROPER USE OF CORPORATE
                                     ASSETS AND OPPORTUNITIES;

                               (C)   CONFIDENTIALITY OF CORPORATE INFORMATION;

                               (D)   FAIR DEALING WITH THE CORPORATION'S
                                     SECURITY HOLDERS, CUSTOMERS, SUPPLIERS,
                                     COMPETITORS AND EMPLOYEES;

                               (E)   COMPLIANCE WITH LAWS, RULES AND
                                     REGULATIONS; AND

                               (F)   REPORTING OF ANY ILLEGAL OR UNETHICAL
                                     BEHAVIOR.

Does the Corporation comply?   Yes

Discussion                     The Corporation has adopted a Code of Corporate
                               Ethics and Behaviour which applies to all directors, officers, and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation's website at www.norskecanada.com and is filed on SEDAR at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person's performance of his or her duties and is designed so that the Corporation's affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

GUIDELINE 3.9
MONITORING COMPLIANCE WITH     THE BOARD SHOULD BE RESPONSIBLE FOR MONITORING
CODE                           COMPLIANCE WITH THE CODE. ANY WAIVERS FROM THE
                               CODE THAT ARE GRANTED FOR THE BENEFIT OF THE
                               CORPORATION'S DIRECTORS OR EXECUTIVE OFFICERS
                               SHOULD BE GRANTED BY THE BOARD (OR A BOARD
                               COMMITTEE) ONLY.

Does the Corporation comply?   Yes

Discussion                     The Board monitors compliance with the Code of
                               Corporate Ethics and Behaviour through the Chief
                               Executive Officer and senior management. All executives, and employees at the director and manager level are required to annually confirm in writing that they have complied with the Code.
                               The Terms of Reference for the Board provide that any waivers from the Code for the benefit of the Corporation's directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board committee.

GUIDELINE 3.10
NOMINATION OF DIRECTORS        THE BOARD SHOULD APPOINT A NOMINATING COMMITTEE
                               COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS.

Does the Corporation comply?   Yes

Discussion                     The Governance and Human Resources Committee,
                               which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.

GUIDELINE 3.11
WRITTEN CHARTER FOR
NOMINATION COMMITTEE           THE NOMINATING COMMITTEE SHOULD HAVE A WRITTEN
                               CHARTER THAT CLEARLY ESTABLISHES THE COMMITTEE'S
                               PURPOSE, RESPONSIBILITIES, MEMBER QUALIFICATIONS,
                               MEMBER APPOINTMENT AND REMOVAL, STRUCTURE AND
                               OPERATIONS (INCLUDING ANY AUTHORITY TO DELEGATE
                               TO INDIVIDUAL MEMBERS AND SUBCOMMITTEES), AND
                               MANNER OF REPORTING TO THE BOARD. IN ADDITION,
                               THE NOMINATING COMMITTEE SHOULD BE GIVEN
                               AUTHORITY TO ENGAGE AND COMPENSATE ANY OUTSIDE
                               ADVISOR THAT IT DETERMINES TO BE NECESSARY TO
                               PERMIT IT TO CARRY OUT ITS DUTIES.

Does the Corporation comply?   Yes

Discussion                     The Governance and Human Resources Committee
                               operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the Terms of Reference is available at the Corporation's website at www.norskecanada.com and is attached to this management proxy circular as Schedule D.

GUIDELINE 3.12
ADOPT PROCESS TO CONSIDER
AND ASSESS COMPETENCIES        PRIOR TO NOMINATING OR APPOINTING INDIVIDUALS AS
                               DIRECTORS, THE BOARD SHOULD ADOPT A PROCESS
                               INVOLVING THE FOLLOWING STEPS:

                               (A) CONSIDER WHAT COMPETENCIES AND SKILLS THE BOARD, AS A WHOLE, SHOULD POSSESS. IN DOING SO, THE BOARD SHOULD RECOGNIZE THAT THE PARTICULAR COMPETENCIES AND SKILLS REQUIRED FOR ONE ISSUER MAY NOT BE THE SAME AS THOSE REQUIRED FOR ANOTHER.

                               (B) ASSESS WHAT COMPETENCIES AND SKILLS EACH EXISTING DIRECTOR POSSESSES. IT IS UNLIKELY THAT ANY ONE DIRECTOR WILL HAVE ALL THE COMPETENCIES AND SKILLS REQUIRED BY THE BOARD. INSTEAD, THE BOARD SHOULD BE CONSIDERED AS A GROUP, WITH EACH INDIVIDUAL MAKING HIS OR HER OWN CONTRIBUTION. ATTENTION SHOULD ALSO BE PAID TO THE PERSONALITY AND OTHER QUALITIES OF EACH DIRECTOR, AS THESE MAY ULTIMATELY DETERMINE THE BOARDROOM DYNAMIC.

                               THE BOARD SHOULD ALSO CONSIDER THE APPROPRIATE SIZE OF THE BOARD, WITH A VIEW TO FACILITATING EFFECTIVE DECISION-MAKING. IN CARRYING OUT EACH OF THESE FUNCTIONS, THE BOARD SHOULD CONSIDER THE ADVICE AND INPUT OF THE NOMINATING COMMITTEE.

Does the Corporation comply?   Yes

Discussion                     The Board has delegated to the Governance and
                               Human Resources Committee the responsibility for the ongoing assessment of the Board and directors. The Committee annually develops and updates a long term plan for the composition of the Board that takes into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.

GUIDELINE 3.13
NOMINATION COMMITTEE
RESPONSIBLE FOR IDENTIFYING
QUALIFIED INDIVIDUALS          THE NOMINATING COMMITTEE SHOULD BE RESPONSIBLE
                               FOR IDENTIFYING INDIVIDUALS QUALIFIED TO BECOME
                               NEW BOARD MEMBERS AND RECOMMENDING TO THE BOARD
                               THE NEW DIRECTOR NOMINEES FOR THE NEXT ANNUAL
                               MEETING OF SHAREHOLDERS.

Does the Corporation comply?   Yes

Discussion                     The Terms of Reference for the Governance and
                               Human Resources Committee require the Committee, in consultation with the Chair of the Board and the CEO, to recommend to the Board nominees for election.

GUIDELINE 3.14
NOMINATION COMMITTEE
CONSIDER COMPETENCIES AND
SKILLS                         IN MAKING ITS RECOMMENDATIONS, THE NOMINATING
                               COMMITTEE SHOULD CONSIDER:

                               (A) THE COMPETENCIES AND SKILLS THAT THE BOARD CONSIDERS TO BE NECESSARY FOR A BOARD, AS A WHOLE, TO POSSESS;

                               (B) THE COMPETENCIES AND SKILLS THAT THE BOARD CONSIDERS EACH EXISTING DIRECTOR TO POSSESS; AND

                               (C)   THE COMPETENCIES AND SKILLS EACH NEW
                                     NOMINEE WILL BRING TO THE BOARDROOM.

Does the Corporation comply?   Yes

Discussion                     The Terms of Reference of the Governance and
                               Human Resources Committee require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the Committee may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

GUIDELINE 3.15
COMPENSATION COMMITTEE
COMPOSED OF INDEPENDENT
DIRECTORS                      THE BOARD SHOULD APPOINT A COMPENSATION COMMITTEE
                               COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS.

Does the Corporation comply?   Yes

Discussion                     The Board has delegated to the Governance and
                               Human Resources Committee the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the Committee is independent.

GUIDELINE 3.16
WRITTEN CHARTER FOR
COMPENSATION COMMITTEE         THE COMPENSATION COMMITTEE SHOULD HAVE A WRITTEN
                               CHARTER THAT ESTABLISHES THE COMMITTEE'S PURPOSE,
                               RESPONSIBILITIES, MEMBER QUALIFICATIONS, MEMBER
                               APPOINTMENT AND REMOVAL, STRUCTURE AND OPERATIONS
                               (INCLUDING ANY AUTHORITY TO DELEGATE TO
                               INDIVIDUAL MEMBERS OR SUBCOMMITTEES), AND THE
                               MANNER OF REPORTING TO THE BOARD. IN ADDITION,
                               THE COMPENSATION COMMITTEE SHOULD BE GIVEN
                               AUTHORITY TO ENGAGE AND COMPENSATE ANY OUTSIDE
                               ADVISOR THAT IT DETERMINES TO BE NECESSARY TO
                               PERMIT IT TO CARRY OUT ITS DUTIES.

Does the Corporation comply?   Yes

Discussion                     The Terms of Reference of the Governance and
                               Human Resources Committee issues address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this management proxy circular as Schedule D.

GUIDELINE 3.17
COMPENSATION COMMITTEE
RESPONSIBLE FOR CORPORATE
GOALS,
RECOMMENDATIONS TO BOARD,
REVIEWING EXECUTIVE
COMPENSATION                   THE COMPENSATION COMMITTEE SHOULD BE RESPONSIBLE
                               FOR:

                               (A) REVIEWING AND APPROVING CORPORATE GOALS AND OBJECTIVES RELEVANT TO CEO COMPENSATION, EVALUATING THE CEO'S PERFORMANCE IN LIGHT OF THOSE CORPORATE GOALS AND OBJECTIVES, AND DETERMINING (OR MAKING RECOMMENDATIONS TO THE BOARD WITH RESPECT TO) THE CEO'S COMPENSATION LEVEL BASED ON HIS EVALUATION;

                               (B) MAKING RECOMMENDATIONS TO THE BOARD WITH RESPECT TO NON-CEO OFFICER AND DIRECTOR COMPENSATION, INCENTIVE-COMPENSATION PLANS
                                     AND EQUITY-BASED PLANS; AND

                               (C) REVIEWING EXECUTIVE COMPENSATION DISCLOSURE BEFORE THE ISSUER PUBLICLY DISCLOSES THIS INFORMATION.

Does the Corporation comply?   Yes

Discussion                     The Governance and Human Resources Committee
                               determines the compensation of the Corporation's directors and officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The
                               Committee also administers the Corporation's stock option plan and makes recommendations regarding the granting of stock options to executive management and other key employees of the Corporation.

                               The Committee reviews and approves, at the beginning of each year, corporate objectives for the CEO. At the end of the year the Committee reviews the CEO's performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the CEO's compensation, are reported to the Board.

                               The Governance and Human Resources Committee is responsible for annually reviewing the directors' compensation plan and making recommendations to the Board.

GUIDELINE 3.18
REGULAR BOARD ASSESSMENTS      THE BOARD, ITS COMMITTEES AND EACH INDIVIDUAL
                               DIRECTOR SHOULD BE REGULARLY ASSESSED REGARDING
                               HIS, HER OR ITS EFFECTIVENESS AND CONTRIBUTION.
                               AN ASSESSMENT SHOULD CONSIDER:

                               (A)   IN THE CASE OF THE BOARD OR A BOARD
                                     COMMITTEE, ITS MANDATE OR CHARTER, AND

                               (B) IN THE CASE OF AN INDIVIDUAL DIRECTOR, THE APPLICABLE POSITION DESCRIPTION(S), AS WELL AS THE COMPETENCIES AND SKILLS EACH INDIVIDUAL DIRECTOR IS EXPECTED TO BRING TO THE BOARD.

Does the Corporation comply?   Yes

Discussion                     The Governance and Human Resources Committee
                               annually reviews the terms of references for the Board, each committee, the Chair, Deputy Chair, individual directors and CEO and makes recommendations for amendment where appropriate.
                               The Committee conducts an annual review of the Board as a whole and each Committee. All directors are surveyed to obtain feedback on the effectiveness of the Board and the Committees.
                               The survey covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance and Human Resources
                               Committee makes recommendations to the Board based on the results of the evaluation. The Board also conducts annual director self-assessments.

                                   SCHEDULE B

                ADMINISTRATIVE GUIDELINES AND TERMS OF REFERENCE
              FOR BOARD OF DIRECTORS OF NORSKE SKOG CANADA LIMITED

                ADMINISTRATIVE GUIDELINES FOR BOARD OF DIRECTORS

1. The board of directors (the "Board") assumes responsibility for the stewardship of Norske Skog Canada Limited (the "Corporation"). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer ("CEO") who is charged with the day-to-day leadership and management of the Corporation.

2. The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interest of the Corporation must be paramount at all times.

3. The capital and maintenance expenditure authority levels are outlined in Appendix A [to these Guidelines].

4. Terms of reference for the Board, the Chair, the Deputy Chair, a director, committees and the CEO are annually reviewed by the Governance and Human Resources Committee and any changes are recommended to the Board for approval.

5. Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6. The Board has concluded that the appropriate size for the Board is between 8 and 12 members.

7.   All directors stand for election every year.

8.   Directors must retire by age 70 except where otherwise agreed by the Board.

9. The Board does not believe that directors who retire from or otherwise change their current position responsibilities should necessarily retire from the Board. There should, however, be an opportunity for the Board, through the Governance and Human Resources Committee, to review the appropriateness of continued Board membership.

10. The Board believes there should be a majority of independent(1) directors on the Board and no more than two inside(2) directors on the Board.

11. The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair's role is to effectively manage and provide leadership to the Board and to interface with the CEO. The Chair will be an independent director.

12. The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13. The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14. The Chair of the Board, with the assistance of the CEO and the Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15. The Board will meet at least five times per year and schedule meetings two years in advance.

16. Materials will be delivered at least five days in advance of meetings for items to be acted upon. Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

---------------

(1) A director is INDEPENDENT if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

(2) An INSIDE director is defined as an officer or employee of the Corporation or any of its subsidiaries.

17. The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

18. The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance and Human Resources Committee with input from the CEO.

19. The Governance and Human Resources Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20. Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21. The current committees of the Board include the Audit Committee, the Governance and Human Resources Committee and the Environmental, Health and Safety Committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22. Committee members and Committee Chairs are appointed by the Board of directors and where possible, consideration is given to having directors rotate their committee assignments.

23. Committees annually review their terms of reference and changes are recommended to the Board through the Governance and Human Resources Committee for approval.

24. Succession and management development plans will be reviewed by the Governance and Human Resources Committee and reported annually by the CEO to the Board.

25. Directors are required to own, in the aggregate, a minimum of 25,000 Deferred Share Units and/or common shares within two years of election.

26. The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27. The Board of directors will meet regularly on an "in camera" basis without management present.

29. The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation. An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair or the Deputy Chair.

30. The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation. Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website. Mail marked "Confidential - For the NorskeCanada Board of Directors" will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed. A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee. This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors. It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.   These Board Guidelines are reviewed and approved annually by the Board.

                APPENDIX A -- ADMINISTRATIVE GUIDELINES FOR THE BOARD
                 CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

                                                                     PRESIDENT AND
                                                                CHIEF EXECUTIVE OFFICER
                                                                    AUTHORITY LEVEL
                                                              ----------------------------
                                                                CAPITAL       MAINTENANCE
                                                              EXPENDITURES    EXPENDITURES
                                                              ------------    ------------
Planned.....................................................  $10 million     $10 million
Unplanned...................................................  $ 5 million     $10 million

                   TERMS OF REFERENCE FOR BOARD OF DIRECTORS

I.   PURPOSE

A. The primary responsibility of the Board is to foster the long-term success of the Corporation consistent with the Board's responsibility to the shareholders to maximize shareholder value.

B. The Board has the responsibility for the stewardship of the Corporation. It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board's fundamental objective to enhance and preserve long-term shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.

II.  PROCEDURES AND ORGANIZATION

A. The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels are outlined in Tab B -- Administrative Guidelines for the Board.

B.  The Board retains the responsibility for managing its own affairs including:

     (i)   selecting its Chair;

     (ii)   nominating candidates for election to the Board;

     (iii)  constituting committees of the Board; and

     (iv)  determining director compensation.

C. Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

III. DUTIES AND RESPONSIBILITIES

A.  Selection of Management

     (i) The Board has the responsibility for the appointment and replacement of the CEO. The Board has the responsibility to monitor the CEO's performance, to approve the CEO's compensation and to provide advice and counsel in the execution of the CEO's duties.

     (ii) Acting upon the advice of the CEO, and the recommendation of the Human Resources Committee, the Board has the responsibility for approving the appointment and remuneration of all corporate officers.

     (iii) The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

     (iv) The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.  Monitoring and Acting

     The Board has the responsibility:

     (i) to monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

     (ii)   for approving any payment of dividends and new financings;

     (iii) for the identification of the principal risks of the Corporation's business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks;

     (iv) for directing management to ensure systems are in place for the implementation and integrity of the Corporation's internal control and management information systems; and

     (v) for directing management to ensure appropriate disclosure controls and procedures are in place to enable information to be recorded, processed, summarized and reported within the time periods required by law.

C.  Governance

    The Board is responsible, either directly or through delegation to an appropriate Committee, to develop the Corporation's approach to corporate governance.

D.  Strategy Determination

     The Board has the responsibility:

     (i) to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

     (ii) to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

     (iii) to review progress in respect to the achievement of the goals established in the strategic plans.

E.  Policies and Procedures

     The Board has the responsibility:

     (i) to approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

     (ii) to approve, and monitor compliance with, a written code of business conduct and ethics applicable to all directors, officers and employees of the Corporation. Any waivers from the code of business conduct and ethics for the benefit of the Corporation's directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

     (iii) to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its code of business conduct and ethics, within applicable laws and regulations, and to the highest ethical and moral standards.

F.  Compliance Reporting and Corporate Communications

     The Board has the responsibility:

     (i) to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

     (ii) to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

     (iii) to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

     (iv) to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

     (v) to report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report); and

     (vi) to approve the Corporation's communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

     (vii) to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A. The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B. The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

     (i) to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

     (ii) to act honestly and in good faith with a view to the best interests of the Corporation;

     (iii) to exercise the care, diligence and skill of a reasonably prudent person; and

     (iv) in particular, it should be noted that no committee of directors has the authority to:

        (a) submit to the shareholders any question or matter requiring the approval of the shareholders;

        (b) fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

        (c)   issue securities except as authorized by the directors;

        (d)   issue shares of a series, except as authorized by the directors;

        (e)   declare dividends;

        (f) purchase, redeem or otherwise acquire shares issued by the Corporation;

        (g) pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

        (h)   approve a management proxy circular;

        (i)   approve a take-over bid circular or directors' circular;

        (j)   approve any financial statements; and

        (k)   adopt, amend or repeal by-laws of the Corporation.

       All of the foregoing matters must be considered by the Board as a whole.

                                   SCHEDULE C

                     TERMS OF REFERENCE FOR AUDIT COMMITTEE
                         OF NORSKE SKOG CANADA LIMITED

I.   PURPOSE

     The purpose of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Company, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board of Directors.

     More specifically the purpose of the Audit Committee is to satisfy itself that:

     A. The Corporation's annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

     B. The financial information contained in the Corporation's quarterly financial statements and report, Annual Report to Shareholders and other financial publications such as Management's Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

     C. The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

     D. The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

     The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.  COMPOSITION AND TERMS OF OFFICE

A. Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.(1)

B. All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.  The Committee Chair shall be appointed by the Board.

D.  The Committee Chair shall:

     (i) provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee's objectives;

     (ii) coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer;

     (iii)  chair Committee meetings.

---------------

(1) A director is INDEPENDENT if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multi-Lateral Instrument 52-110 -- Audit Committees; and (ii) any other applicable legislation or policy.

E. Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F. The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G. A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H. The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.   The minutes of all meetings of the Committee will be provided to the Board.

J. Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.  The Corporate Secretary shall be Secretary to the Committee.

L. The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III. AUTHORITY AND RESPONSIBILITIES

A.  Audit Committee Terms of Reference

     The Committee shall review and assess adequacy of the terms of reference at least annually and submit its terms of reference to the Board for approval.

B.  Financial Reporting Control Systems

     The Committee shall:

     (i) review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

     (ii) review the management letter of the external auditors and the Corporation's responses to suggestions made;

     (iii) review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation's external auditors within one year prior to the commencement of procedures for the current audit engagement; and

     (iv) annually, as of the end of the Corporation's fiscal year, in consultation with management, external auditors, and internal auditors, evaluate the Corporation's internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management's responses.

C.  Interim Financial Statements

    The Committee shall:

     (i) review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and Management's Discussion and Analysis; and

     (ii) review narrative comment and associated press releases accompanying interim financial statements.

D.  Annual Financial Statements and Other Financial Information

    The Committee shall:

     (i) review any changes in accounting policies or financial reporting requirements that may affect the current year's financial statements;

     (ii) obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgements, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

     (iii) obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

     (iv)  review and discuss reports from external auditors on:

        a.    all critical accounting policies and practices to be used;

        b. all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

        c. other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

        d. the external auditors attestation of management's internal control report required by applicable law;

     (v) review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

     (vi) review with management, including the CEO and CFO, management's internal control report required to be included in any statutory document;

     (vii) review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

     (viii) review a summary provided by the Corporation's legal counsel of the status of any material pending or threatened litigation, claims and assessments;

     (ix) review and discuss the annual financial statements and the auditors' report thereon with the Corporation's officers and the auditors;

     (x) review the Annual Report and other annual public information documents including the Annual Information Form, Management's Discussion and Analysis and any related press releases;

     (xi) provide to the Board of directors a recommendation as to whether the annual financial statements should be approved;

     (xii) ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

     (xiii) review the Corporation's various sources of risk and management's plans to mitigate such risk including insurance, hedging, etc.; and

     (xiv) review the actuarial funding status of the pension plans managed by the Corporation.

E.  External Audit Terms of Reference, Reports, Planning and Appointment

    The external auditor shall report directly to the Committee. The Committee shall:

     (i) review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors' report and performing other audit, review or attest services for the Corporation;

     (ii) annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditor's independence;

     (iii) discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

     (iv) consider the external auditor's judgments about the quality and appropriateness of the Corporation's accounting principles;

     (v) recommend to the Board of Directors each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

     (vi) annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor;

     (vii) pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless not required by applicable law), provided that the Chair of the Audit Committee may pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

     (viii) ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

     (ix) review and approve the Corporation's hiring policies regarding employees and former employees of the Corporation's present and former external auditors.

F.  Internal Audit and Legal Compliance

    The Committee shall:

     (i) review quarterly the significant reports of the internal audit function together with management's response to those reports;

     (ii) annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

     (iii)  review legal matters with the Corporation's legal counsel;

     (iv) establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.  Material Disclosure Documents

    The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.  Pension Plans

    The Committee shall:

     (i) establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

     (ii) review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

     (iii) report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

     (iv)  approve material changes to the documentation for the Plans.

    In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV. ACCOUNTABILITY

A. The Committee shall report to the Board of directors at its next regular meeting all such action it has taken since the previous report.

B. The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C. The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.  COMMITTEE TIMETABLE

    The timetable outlined on the following page outlines the Committee's schedule of activities during the year.

                         AUDIT COMMITTEE FORWARD AGENDA

MEETING TIMING                                               JANUARY      APRIL      JULY      OCTOBER
--------------                                               -------      -----      ----      -------
AGENDA ITEM
A. FINANCIAL REPORTING CONTROL SYSTEMS
(i)   Review reports from senior officers outlining changes
      in financial risks. .................................     X           X         X           X
(ii)   Review management letter of external auditor and
       Corporation's responses to suggestions made. .......                 X
(iii)  Review any new appointments to senior positions with
       financial reporting responsibilities. ..............     X           X         X           X
(iv)  Obtain assurance from both internal and external
      auditors regarding the overall control environment
      and the adequacy of accounting system controls. .....     X           X         X           X
(v)   Review financial statement certification process and
      disclosure controls and procedures. .................                           X
(vi)  Review procedures for receipt and treatment of
      complaints regarding accounting controls or auditing
      matters and confidential, anonymous submission of
      concerns regarding accounting or auditing
      matters. ............................................                           X
(vii) Receive and review external auditors report on
      critical accounting policies. .......................                           X
B. INTERIM FINANCIAL STATEMENTS
(i)   Review interim financial statements with Corporation
      prior to their release and recommend their approval
      to the Board. .......................................     X           X         X           X
(ii)   Review management's discussion and analysis and
       associated press releases, accompanying interim
       financial statements. ..............................     X           X         X           X
C. ANNUAL FINANCIAL STATEMENTS AND OTHER FINANCIAL
  INFORMATION
(i)   Review any changes in accounting policies or
      financial reporting requirements that may affect the
      current year's financial statements. ................     X           X         X           X
(ii)   Obtain summaries of significant transactions, and
       other potentially difficult matters whose treatment
       in the annual financial statements merits advance
       consideration. .....................................     X           X         X           X
(iii)  Obtain draft annual financial statements in advance
       of the committee meeting and assess, on a
       preliminary basis, the reasonableness of the
       financial statements in light of the analyses
       provided by Corporation officers. ..................     X
(iv)  Review summary of the status of any material pending
      or threatened litigation, claims and assessments. ...     X           X         X           X
(v)   Discuss the annual financial statements and the
      auditors' report thereon in detail with Corporation
      officers and the auditors. ..........................     X
(vi)  Review critical accounting policies, alternative
      treatments of financial information and material
      communication between management and external
      auditors. ...........................................     X           X         X           X
(vii) Review the annual report and other annual public
      information documents, including management's
      discussion and analysis and earnings press
      release. ............................................     X
(viii) Provide to the Board a recommendation as to whether
       the annual financial statements should be
       approved. ..........................................     X
(ix)  Review risk management plans such as insurance
      programs. ...........................................                                       X
(x)   Review hedging programs and policies. ...............                 X

MEETING TIMING                                               JANUARY      APRIL      JULY      OCTOBER
--------------                                               -------      -----      ----      -------
AGENDA ITEM
(xi)  Review actuarial funding status of Pension Plans. ...     X
(xii) Assess adequacy of disclosure controls and
      procedures. .........................................                           X
D. EXTERNAL AUDIT TERMS OF REFERENCE, REPORTS, PLANNING AND
   APPOINTMENT.
(i)   Review the audit plan with the external auditors. ...                                       X
(ii)   Discuss in private with the external auditors
       matters affecting the conduct of their audit and
       other corporate matters. ...........................     X
(iii)  Recommend to the Board the retention or replacement
       of the external auditors. If there is a plan to
       change auditors, review all issues related to the
       change and the steps planned for an orderly
       transition. ........................................     X
(iv)  Assess independence of external auditors. Ensure
      rotation of lead or coordinating audit partner having
      primary responsibility for the audit as required by
      law. ................................................     X
(v)   Review and approve engagement of external auditors
      for non-audit services. .............................     X
(vi)  Review and recommend for approval to the Board the
      terms of engagement and the remuneration of the
      external auditor. ...................................                 X
(vii) Review hiring policies regarding employees of
      external auditor. ...................................                           X
E. INTERNAL AUDIT REPORTS AND PLANNING
(i)   Review the summary report of the internal audit
      function for the past year. .........................     X
(ii)   Review planned activities and resources of the
       internal audit function for the coming year. .......                 X
F. GOVERNANCE MATTERS
(i)   Review Audit Committee terms of reference. ..........                           X
(ii)   Review key accounting and finance policies. ........                           X
G. MATERIAL DISCLOSURE DOCUMENTS
(i)   Review the contents of any material disclosure
      document prior to their release and recommend their
      approval to the Board. ..............................     X           X         X           X
H. PENSION PLANS.
(i)   Review pension committee terms of reference. ........                           X
(ii)   Review pension plan Investment Guidelines and
       Objectives. ........................................                           X
(iii)  Review management reports on quarterly pension fund
       investment performance. ............................     X           X         X           X
(iv)  Report to board on pension fund investment
      performance. ........................................     X                     X

                                   SCHEDULE D

                  TERMS OF REFERENCE FOR GOVERNANCE AND HUMAN
               RESOURCES COMMITTEE OF NORSKE SKOG CANADA LIMITED

I.   PURPOSES

A. The purpose of the Governance and Human Resources Committee (the "Committee") is to provide a focus on Board governance that will enhance Corporate performance, to assess and make recommendations regarding Board effectiveness, and to establish a process for identifying, recruiting and recommending candidates for membership on the Board. Ultimately the full Board recommends the election of directors by the shareholders.

B. The purpose of the Committee is also to establish a plan of continuity for executives and other key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation's code of corporate behaviour and ethics.

C. For the purposes hereof, "Executive Management" means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.  COMPOSITION AND TERMS OF OFFICE

A. Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.(1)

B.  The Committee Chair shall be appointed by the Board.

C.  The Committee Chair shall:

     (i) provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee's objectives;

     (ii) coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management;

     (iii)  chair Committee meetings.

D. Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E. The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F. A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G. The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H. The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I. The Committee shall choose as its Secretary such person as it deems appropriate.

---------------

(1) A director is INDEPENDENT if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III. DUTIES AND RESPONSIBILITIES

GOVERNANCE

The Committee shall:

A. Annually develop and update a long term plan for the composition of the Board of Directors that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B. In consultation with the Chair of the Board and the CEO recommend to the Board nominees for election and re-election as members of the Board of Directors of the Corporation. In making such recommendations, the Committee shall consider:

     (i) the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

     (ii) the competencies and skills that the Committee considers each existing director to possess; and

     (iii) the competencies and skills each new nominee will bring to the Board.

C. Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D. Develop and monitor the Corporation's overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E. Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F. Assess the independence and qualifications of the members of each of the Committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G. Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, the Deputy Chair, a director and the CEO.

H. Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

     (i)   the size of the Board;

     (ii)   the number and content of meetings;

     (iii) the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

     (iv) material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

     (v)   resources available to the directors; and

     (vi)  the communication process between the Board and management.

I. Make recommendations to the Board regarding changes or revisions to the Board Manual.

J. Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K. Monitor compliance by Executive Management with the Corporation's code of corporate behaviour and ethics, including reviewing with legal counsel the adequacy and effectiveness of the Corporation's procedures to ensure proper compliance. The Committee shall also recommend amendments to the Corporation's code of corporate behaviour and ethics to the Board, as the Committee deems appropriate.

L.  Recommend the directors' compensation plan to the Board.

M. Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.  Have such other powers and duties as delegated to it by the Board.

HUMAN RESOURCES

The Committee shall:

A. Review the organizational structure and report any significant organizational changes, along with the Committee's recommendations, to the Board.

B. Review management's succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board by the CEO.

C. Review the compensation philosophy and guidelines for Executive Management, for recommendation to the Board for its consideration and approval.

D. Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E. Review and make a recommend to the Board for its consideration regarding any stock option plan, pension plan or employee benefit plan to be granted to Executive Management and guidelines with respect thereto.

F.  With respect to the granting of stock options to Executive Management,

     (i) in conjunction with management, administer the Stock Option Plan as amended by the Board and such other stock option plans as determined and established by the Board to be granted to Executive Management;

     (ii) review management's recommendations for and approve the granting of stock options to Executive Management and other key employees of the Corporation and its subsidiaries; and

     (iii) suggest and review any amendments which the Committee considers necessary to the employee stock option plan and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such plans shall be subject to the consideration and approval of the Board.

G.  Within any guidelines established by the Board,

     (i) in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan ("SRP") for Executive employees;

     (ii) designate key employees as Executive Management for the purposes of the SRP; and

     (iii) suggest and review any amendments which the Committee considers for the SRP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H. Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I. Review and make a recommendation to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J. Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K. Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L. With respect to Boards of directors of unrelated corporations which operate for profit and which compensate members of their Boards and/or significant commitments with respect to non-profit organizations,

     (i) establish a limit on the number of such Boards on which individual members of Executive Management may participate;

     (ii) receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

     (iii) confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee's participation on such Board.

M. Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO's review process based on such goals and objectives and report the results of the process to the Board.

N. Review and approve the Executive compensation disclosure prior to publication in the annual management proxy circular and other applicable regulatory reports.

O.  Have such other powers and duties as delegated to it by the Board.

IV. ACCOUNTABILITY

A. The Committee shall report to the Board of Directors at its next regular meeting all such action it has taken since the previous report.

B. The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C. The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.  COMMITTEE TIMETABLE

A. The timetable below outlines the Committee's schedule of activities during the year.

MEETING TIMING                                                JANUARY    APRIL    JULY    OCTOBER
--------------                                                -------    -----    ----    -------
AGENDA ITEM
1.   Board Composition
     a)   Review Board composition and succession...........                                 X
     b)  Recommend nominees for election and re-election....     X
2.   Review independence and qualifications of Committee
     members................................................               X
3.   Review director orientation program....................     X
4.   Review Board Manual....................................                       X
5.   Set Board forward agenda...............................                       X
6.   Review Committee Terms of Reference....................                       X
7.   Review Code of Corporate Behaviour.....................                       X
8.   Review Board, Chair and committee performance..........                                 X
9.   Review Board compensation..............................     X
10. Approve statutory disclosure re: governance.............     X

                                    EXHIBIT 2

                                   [PICTURE]


                        NorskeCanada 2004 Annual Report



                                  NorskeCanada

                                 Real Progress
                                    | 2004 |
                                 Annual Report

                        In millions of Canadian dollars


                                  [BAR GRAPH]

                                     EBITDA
                                 | 2000-2004 |



                                  [BAR GRAPH]

                                     Sales
                                 | 2000-2004 |



                                  [BAR GRAPH]

                           Operating earnings (loss)
                                 | 2000-2004 |



                                  [BAR GRAPH]

                              Net earnings (loss)
                                 | 2000-2004 |


                                  [PIE CHART]

                       Diversified Geographical Sales Mix




                                  [PIE CHART]

                              Production Capacity




NorskeCanada is one of North America's leading producers of groundwood printing papers, including: directory, soft-calendered, machine-finished hi-brites, lightweight coated, newsprint and kraft paper. In addition, the company produces market pulp and operates the largest paper recycling facility in Western Canada. NorskeCanada is listed on the Toronto Stock Exchange (TSX) and its common shares trade under the symbol NS.

FINANCIAL HIGHLIGHTS


(In millions of Canadian dollars, except where otherwise stated)            2004            2003           2002
----------------------------------------------------------------            ----            ----           ----
Sales (1)                                                                   $1,878.2        $1,820.5       $1,704.0
EBITDA (2)                                                                     152.8            78.3           56.6
Operating earnings (loss)                                                      (31.3)         (111.6)        (121.9)
Net earnings (loss)                                                            (28.6)          (84.5)        (123.3)
Cash .ows provided by operations                                                64.5            22.5            5.2
Long-term debt                                                                 823.6           845.8          886.2
Total assets                                                                 2,745.9         2,816.4        2,897.1
Average spot foreign exchange rate C$/US$ (4)                                  1.302           1.402          1.570
Period-end spot foreign exchange rate C$/US$ (5)                               1.204           1.292          1.580





OPERATIONAL HIGHLIGHTS


                                                                             2004            2003           2002
                                                                             ----            ----           ----
Production (3)
  Specialties                                                                1,123           1,075            979
  Newsprint                                                                    758             775            747
  Pulp                                                                         421             419            374
Safety
  Medical incident rate (6)                                                   3.43            3.28           3.89
  Lost-time injury frequency (7)                                              1.15            1.31           1.19
  Number of employees                                                        3,806           3,836          4,141
Greenhouse gas emissions (3)                                                   459             570            591


--------------
(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

(2) EBITDA is a non-GAAP measure. Refer to "Non-GAAP Measures" for further details.

(3) Thousands of tonnes.

(4) Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

(5) Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

(6) Number of medical incidents per 200,000 hours worked.

(7) Number of lost-time injuries per 200,000 hours worked.




                                      [1]

                                   [PICTURE]


Russell J. Horner
President and
Chief Executive Officer

                              TO OUR SHAREHOLDERS

Severe currency fluctuations had a significant negative effect on NorskeCanada's financial performance in 2004. Although mitigated by the company's currency hedging practices and accounting benefits derived from the translation of U.S.-dollar-denominated debt, foreign exchange losses overtook the gains we captured as commodity prices for pulp and paper products began to recover.

     The disappointing financial performance that resulted is a poor reflection of a year of otherwise strong accomplishment and progress. Not the least of these achievements was the fact that the company's employees rose to our most important institutional challenges: safety and performance improvement. Nothing can diminish the importance of these objectives, which are clearly in our hands to control.

     The company's strategy to grow its position as a producer of specialty papers continued during 2004 with stronger sales volumes of 1,115,500 tonnes and average sales revenues up $6 per tonne, net of foreign exchange adjustments, to $930 per tonne. Across the board, transaction prices for lightweight coated, uncoated groundwood, telephone directory and kraft paper rose in the presence of increased demand.

     Our manufacturing flexibility allowed the company to pursue new business opportunities in higher-margin specialties which resulted in a shift in capacity from newsprint. Sales of these papers, which serve the magazine, catalogue and insert categories, now account for 65 per cent of our annual paper revenues.

     Newsprint markets remained lacklustre in 2004 with inadequate pricing and stagnant demand, particularly in North America. Sales volumes of newsprint declined 1.8 per cent to 754,700 tonnes as the company directed freed-up capacity toward specialty papers.

     In our pulp business, market volatility, primarily driven by the periodic entry and exit of Chinese buyers resulted in an uneven year despite higher average prices. Overall pulp production was down from the previous year as a result of a boiler rebuild project at Elk Falls Division that included the permanent closure of an older recovery boiler and one pulp line. However, the efficiencies gained from the project and lower internal requirements for kraft pulp in our papermaking operations due to process improvements will release more pulp to take to market in 2005.

     For the 12 months ended Dec. 31, 2004, the company recorded a net loss of $28.6 million, or $0.13 per common share, and an operating loss of $31.3 million on sales of $1,878.2 million. This compares with a net loss of $84.5 million, or $0.41 per common share and an operating loss of $111.6 million on sales of $1,820.5 million for 2003. The 2004 net loss included a $44.0 million, or $0.21 per common share, after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax gain of $47.9 million, or $0.23 per common share, for 2003. EBITDA for 2004 was $152.8 million, up $74.5 million from $78.3 million for 2003.


                                      [3]

     For the third consecutive year, NorskeCanada surpassed its performance improvement target, achieving new cost/margin benefits totalling $103 million against a target of $90 million in 2004. This cost performance, which we have demonstrated is sustainable, has effectively closed the gap between the company and its primary North American competitors. It has been crucial in helping the company guard against larger losses during the depressed economic cycle of the past three years.

     The credit for this success rests with the company's employees, who each year accept a new challenge and draw upon their individual and collective experience to find new ways to sharpen our competitive edge.

     I'm pleased to report that not only did our employees work productively, they also worked more safely, helping the company move closer to its goal of achieving world-class safety performance. In 2004, the company reduced its lost time injuries by 14 per cent and the severity of the injuries was markedly reduced with recovery times reduced from an average of 48 days in the previous year to 33 days. We are grateful for the commitment of many individual employees and to our unions for joining us in this crucial mission.

     NorskeCanada is committed to engaging and maintaining constructive dialogue with its stakeholders and critics alike. This important exchange helps the company form its commitments and address its obligations in accordance with contemporary corporate social responsibility practices. Our 2004 accountability report is being published as a companion publication to this annual report and contains full disclosure on the company's social, ethical and environmental performance, of which we are extremely proud.

OUTLOOK FOR 2005

     Barring any extraordinary events, the company expects a stronger year in 2005. The continued expansion of the North American economy is expected to have a positive effect on our specialty papers business, which we will continue to develop. Order books for these products remain full for the first quarter and market observers are optimistic that price recovery trends now underway will continue to gain momentum, particularly in the uncoated grades. Pulp is expected to benefit from stronger demand in the U.S., Western Europe and certain Asian countries. With no major shutdowns scheduled, the company should be able to benefit to a greater extent from any price improvements.

     Of all our products, we are most circumspect about the North American market for newsprint. There is an emerging view that this grade, while still growing globally, has reached mature business status in Canada and the U.S. While the statistical evidence suggests a long-term trend of gradual decline in North American newsprint sales, it may take several years to confirm that this also represents a structural change to the segment itself.


                                              NorskeCanada is
                                      committed to engaging and
     [PICTURE]                         maintaining constructive
                                   dialogue with its stakeholders
                                        and critics alike.



                                      [4]

     In the meantime, the company announced in December 2004 that it will indefinitely idle its least profitable paper machine. The curtailment will displace 140,000 tonnes of newsprint.

     Despite this reduction, the company will still have significant newsprint capacity available to allow it to participate fully with the optimal customers in North America that we can best serve. The company is also well prepared to take a stronger position in the fast-developing economies of Asia as demand dictates.

     Looking ahead, the company will continue to focus on its ongoing performance improvement initiatives. For 2005, we've set a new performance improvement target of $80 million.

     On the annual planned maintenance side, the pattern will mirror previous years with the majority of work expected to be completed in the second quarter of the year. Stronger cash flow will give the company latitude to expand its annual capital spending on high-return initiatives from $68 million in 2004 to about $120 million in 2005.

     Over the past four years, the company has built a strong platform against a backdrop of unsettled and largely negative economic conditions.

     Today, the company has a diversified product range that is heavily weighted toward specialty papers that generate better returns and leverage many of the company's natural competitive advantages. With low exposure to volatile inputs such as fossil fuel, electricity and fibre, the company is close to being best in class on margins.

     Our access to a strong and flexible transportation network helps us move our products in a cost-effective manner to customers in Western North America and throughout the Pacific Rim. And we've had the solid footing of a strong balance sheet with good liquidity as we've made this progress.

     During the current year we will continue with our strategy to move up the value curve through innovation and investment. With expertise in lighter basis weight paper production, a solid record of performance improvements and our machine flexibility, we are well-prepared to take advantage of evolving market conditions.



/s/ Russell J. Horner
-------------------------------------
Russell J. Horner
President and Chief Executive Officer




                                              The company has a
                                          diversified product range
      [PICTURE]                            that is newly weighted
                                           toward specialty papers
                                            that generate better
                                                 returns.



                                      [5]

                                   [PICTURE]

                                   [PICTURE]




                               About the company

NorskeCanada is one of North America's leading groundwood paper producers, serving the global printing and publishing industries. In its short history, NorskeCanada has diversified its product offerings, establishing a solid reputation for specialty publication papers, newsprint and market pulp. Now, the company's products are used to create magazines, inserts, flyers, catalogues, telephone directories, newspapers, packaged goods and a host of consumer products.

         With a goal to be the supplier of choice for our customers, NorskeCanada continues to set demanding targets for product quality, reliable on-press performance and unmatched technical support.

         The company's 3,800 employees contribute to a performance culture that has moved NorskeCanada into the top-tier of its peer group by steadily driving down manufacturing costs and improving margins through development of higher-value products.

         At the same time, the company's unswerving commitment to corporate social responsibility keeps it focused on its obligations to provide a safe workplace, to be a responsible steward of the environment and to be a good neighbour.

Facilities strategically located

NorskeCanada's four manufacturing divisions and one recycling division - with a combined annual market capacity of approximately 2.5 million tonnes - are located along strategic transportation corridors. Three manufacturing divisions have deep-sea facilities and their proximity to each other - within a 160-kilometre radius on British Columbia's southern coast - creates operating efficiencies and logistical synergies.

     The company's products travel by rail, road and ocean to destinations in North America, Latin America, Western Europe and the Pacific Rim countries.

CROFTON Division is based in southern Vancouver Island's Cowichan Valley near the small community of Crofton and the larger centres of Duncan, Ladysmith and Chemainus. The region is home to about 100,000 people and features breathtaking scenery, from high mountains and lush forests to rich farmland.

         The Crofton mill is an integrated paper and pulp manufacturing facility and a leader in producing high-quality, lightweight directory and newsprint grades.



               The company's 3,800
           employees contribute to a
          performance culture that has
          moved NorskeCanada into the               [PICTURE]
         top tier of its peer group as
               measured by margin
                 improvements.






                                      [8]

[MAP]



1.                         2.                           3.                        4.                         5.

Crofton                    Elk Falls
Began operation: 1957      Began operation: 1952        Port Alberni              Powell River               Paper Recycling
Paper machines: 3          Paper machines: 4            Began operation: 1947     Began operation: 1912      Began operation: 1991
Pulp lines: 2              Pulp lines: 2                Paper machines: 3         Paper machines: 3          Employees: 65
Employees: 1,000           Employees: 1,000             Employees: 750            Employees: 700             De-inked pulp capacity:
Newsprint capacity:        Kraft paper capacity:        Directory capacity:       Newsprint capacity:        148,000 ADMT
264,000 MT                 131,000 MT                   216,000 MT                127,000 MT
Directory capacity:        Newsprint capacity:          LWC capacity:             Uncoated capacity:
157,000 MT                 382,000 MT                   217,000 MT                329,000 MT
Market pulp capacity:      Uncoated capacity:
318,000 MT                 147,000 MT
                           Market pulp capacity:
                           180,000 MT



                                      [9]

ELK FALLS Division is on the central east coast of Vancouver Island near Campbell River, a city of 30,000 residents and a popular salmon-fishing destination.

     The Elk Falls mill is an integrated paper and pulp manufacturing division that also produces whitetop linerboard (kraft paper). Elk Falls pioneered the production of minichip, sawdust pulp and was among the first mills in North America to employ soft-nip calendering technology.

PORT ALBERNI Division is located at the head of the Alberni Inlet on Vancouver Island's west coast. Port Alberni is home to 20,000 residents and the gateway to Pacific Rim National Park.

     Port Alberni's paper mill focuses exclusively on producing specialty and lightweight coated grades and is one of North America's leading producers of directory paper.

POWELL RIVER Situated on British Columbia's mainland at the top of the Sunshine Coast, the District of Powell River boasts a population of 22,000 and is a popular vacation spot for divers, hikers, kayakers and other outdoor enthusiasts.

     The Powell River mill produces both newsprint and high-quality lightweight specialty grades.

PAPER RECYCLING Division is on the bank of the Fraser River in the Vancouver suburb of Coquitlam. The paper recycling facility produces de-inked pulp from old newspapers and magazines. The largest de-inking mill in Western Canada, it processes 65 per cent of the old newspapers and magazines collected in B.C. and Alberta.

Products reach every corner of the world

NorskeCanada's products are sold world-wide and are associated with some of the most recognizable corporate brands. Customers such as Rolling Stone magazine, Wal-Mart, Sears




              [PICTURE]                         [PICTURE]



                                      [10]
and The Wall Street Journal rely on our products to carry their message to market. Our pulp grades are the foundation for a wide variety of products, from tissue and paper towels to fine writing paper.

     The company's suite of products also reflects a strategic shift in recent years toward higher-value paper grades.

     Product development is focused on specialty groundwood paper grades, lighter-weight newsprint and sawdust-based pulps. Not only has this helped to reduce costs and increase operating efficiencies, capacity and quality, it adds environmental distinction. For example, lighter basis weight papers are produced using fewer raw materials and less energy, with the advantage of reduced transportation, handling, mailing and storage cost.

     Customers receive environmental assurances through our supplier policies, support for forest management certification and, for select paper products, an independently verified chain of custody system.

Staying in touch with customer markets

Paper customers include commercial printers, telephone directory publishers and newspaper publishers. We also sell linerboard (kraft paper) to corrugated box manufacturers. Pulp customers include coated paper, tissue and towelling manufacturers, and the makers of other specialized products.

     Serving customers effectively means anticipating and understanding their needs and the forces that shape their businesses. Printing and publishing are ever more competitive global industries and the challenges our customers face, such as competition from non-print media, also affect our business.

     Beyond quality products and service, many customers share our commitment to social responsibility. Like NorskeCanada, they hold sustainability as a key value and we work closely together to meet expectations, anticipate future needs and contribute to shared success.

                                   NorskeCanada's products are
                               sold world-wide and are associated
    [PICTURE]                 with some of the most recognizable
                                corporate brands such as Rolling
                                Stone magazine, Wal-Mart, Sears
                                  and The Wall Street Journal.




                                      [11]

                                   [PICTURE]

                                   [PICTURE]


                              Corporate Governance

Governance at NorskeCanada doesn't start with rules and regulations -- as important as those controls have come to be -- it starts with the core institutional values that guide the company's everyday conduct across many different dimensions. Simplified to a single phrase, our pledge to "do the right thing" provides all the clarity required to empower those who represent our company to weigh all of the social, ethical and legal implications every day. Far from creating corporate anarchy, this freedom to act does not diminish or disperse accountability. Our experience is that it binds us to a higher standard where we assume collective responsibility for the company's actions.

     All of this supports a culture of transparency and openness where formal governance processes are easily accepted as normal, necessary and wise.

Board composition and structure

NorskeCanada's board of directors is ultimately responsible for the stewardship and governance of the company and operates under a publicly-disclosed mandate with specific terms of reference.

     Consisting of nine directors, the board is committed to continual review and improvement of its governance procedures to keep pace with regulated and voluntary practices emerging in North America. All directors except Russell J. Horner, who is the company's chief executive officer, are considered independent. In 2004, three directors, Jan Oksum, Vidar Lerstad and Jan L. Kildal, were also senior management executives of Norske Skogindustrier ASA which holds 29.4 per cent of the company's common shares. Jan Kildal resigned from the board effective Dec. 31, 2004 and was replaced in February 2005 by Jarle Dragvik, who is also a senior management executive with Norske Skogindustrier ASA. The remaining directors are not affiliated with Norske Skogindustrier ASA and the board holds the view that the interests of other investors are therefore properly and fairly represented.

     Four directors -- Thomas S. Chambers, J. Trevor Johnstone, R. Keith Purchase and Harold N. Kvisle - are also directors of other public companies. In August, 2004, the board regretfully accepted the resignation of W. Thomas Stephens who stepped down before accepting an executive position with another corporation.

1.                                       2.
Russell J. Horner
President and chief                      William P. Rosenfeld
executive officer.                       Counsel to Goodmans,
Previously, president                    Barristers & Solicitors.
and chief operating                      Previously, partner of
officer of the corporation,              Goodmans.
chief operating officer,
Australasia, Fletcher
Challenge paper division,
Fletcher Challenge
Limited. Also a director
of Agrium Inc.





                                      [14]

     The chair of the board is Jan Oksum and deputy chair is William P. Rosenfeld. William Rosenfeld is counsel to a law firm that from time to time provides specialized legal counsel to the company. The services are contracted on customary commercial terms and are not of a material nature.

Mandate of the board

NorskeCanada's board undertakes to satisfy its legal responsibilities to supervise the management of the company's business in the interest of all shareholders through the leadership of the chief executive officer.

     Among its most important responsibilities, the full board reviews and approves:

-- Appointment and succession of senior management

-- Remuneration of the chief executive officer and his direct reports

-- The strategic plan

-- Capital and operating budgets

-- Performance targets for the chief executive officer

-- Identification and monitoring of the principal risks to the company's business

-- Systems and policies for effective and timely communication

     Each year, our board engages in a strategy session with senior management to review and debate the company's long-range strategic plan. Updates on progress or changes to the plans are conducted at least quarterly and the board may also convene to review and approve specific strategic initiatives including acquisitions, divestments and financial arrangements.

     The board manages its own affairs, including the selection of its chair and deputy chair, the formation of special committees as necessary and the evaluation and compensation of directors. Director searches and nominations are conducted by a committee consisting only of independent directors.

     A comprehensive governance manual that sets out the specific mandate, duties and responsibilities of the board is provided to each director and is updated regularly. New directors must complete an orientation that includes one-on-one meetings with all members of the executive and



3.                             4.                           5.                              6.
J. Trevor Johnstone            Jarle Dragvik                Thomas S. Chambers              R. Keith Purchase
Managing director,             Senior vice-president,       President, Senior               Corporate director and
Tricor Pacific Capital Inc.,   production, Norske           Partner Services Ltd.           adviser. Previously,
a private equity firm.         Skogindustrier ASA.          Previously partner,             executive vice-president
Also a director of Pacific     Previously, senior vice-     PricewaterhouseCoopers.         and chief operating officer,
Northern Gas Ltd., Tree        president, sales and         Also a director of Terasen      MacMillan Bloedel Limited,
Island Wire Income Fund,       marketing and mill           Inc. and Elephant and           an integrated forest products
Carmanah Technologies          manager, Norske Skog         Castle Group Inc.               company. Also a director of
Inc. and Aggrowth              Bruck, at Norske                                             Tree Island Wire Income Fund,
Income Fund.                   Skogindustrier.                                              Art in Motion Income Fund
                                                                                            and Integrated Paving
                                                                                            Concepts Inc.





                                      [15]
visits to the company's manufacturing operations.

     The board and its committees may retain outside advisers as necessary, as may individual directors with the concurrence of the chair. The chair, deputy chair and committee chairs also communicate frequently with appropriate officers of the company between formal meetings.

     Meetings of the board are scheduled five times a year with additional meetings at the call of the chair as required. In 2004, the board met five times.

Committees of the board


The full board is informed by the study and reports of three committees that in turn are supported by senior management representatives who for the most part are officers of the company. The board may also strike special committees to study and report on specific issues.

     The three permanent committees are governance and human resources, audit, and environmental, health and safety. At the end of each board meeting and meetings of the governance and human resources and audit committees, an in-camera session is held where only independent directors are present. Each committee reviews the material policies and procedures established by management for controlling associated key risks.

Governance and human resources committee

The governance and human resources committee is responsible for developing and monitoring the company's governance procedures and administrative systems. The committee is chaired by Trevor Johnstone and consists of directors Thomas Chambers, Vidar Lerstad, Jan Oksum and William Rosenfeld.

     Among its most important responsibilities, this committee annually reviews the mandates of the board, each committee, directors and the chief executive officer and recommends appropriate amendments. The committee has established position descriptions for the board as a whole, each committee, individual directors, the chair and deputy chair of the board and the chief executive officer. The committee reviews and approves the chief executive officer's objectives and evaluates performance against these objectives. The committee also recommends the directors' compensation plan to the board. In 2004, the committee met five times.




7.                                8.                                9.
Jan A. Oksum                      Vidar Letstad (not shown)         Harold Kvisle (not shown)            Limited. Also a director of
President and chief               Senior vice-president,            President and chief executive        TransCanada Corporation,
executive officer. Norske         corporate strategy, Norske        officer, TransCanada Corporation.    PrimeWest Energy Inc. and
Skogindustrier ASA.               Skogindustrier ASA.               Previously executive vice-           TransCanada Power L.P.
Previously, deputy CEO            Previously executive              president, trading and
and senior vice-president,        vice-president, South             business development,
executive vice-president,         America, senior vice-             senior vice-president, trading
business development              president. Asian activities       and business development
and senior vice-president,        and senior vice-president,        and senior vice-president,
fibre/magazine paper,             international, Norske             energy operations,
Norske Skogindustrier ASA.        Skogindustrier ASA.               TransCanada Pipelines




                                      [16]

Audit committee

NorskeCanada's audit committee consists of the following independent and unrelated directors: Thomas Chambers (chair), Trevor Johnstone, Harold Kvisle, Vidar Lerstad and Keith Purchase. The board has determined through an examination of the relevant education and experience of each of these directors that they are qualified as audit committee financial experts.

     The audit committee's principal functions are to:

-- Review all financial information and statutory disclosure documents before their approval by the board and before public dissemination

--   Evaluate systems of internal control and procedures for financial reporting

-- Review and recommend for approval by the board the terms of engagement and remuneration of the external auditor

-- Monitor the performance of the external and internal auditors and assess their independence

-- Recommend to the board the appointment of investment managers for the company's salaried pension plans and to monitor the performance of these managers

     The audit committee identifies and reviews with management the principal risks facing the company and ensures on the board's behalf that appropriate risk management systems and internal controls are in place.

     The audit committee meets privately with internal and external auditors before approving the company's financial statements.

     A due diligence committee also reviews public disclosure about the company each quarter. The committee includes the chief executive officer, chief financial officer, legal counsel, investor relations and corporate controller's departments, the officers of the company and other employees as required. Our external auditors are invited to attend as observers. All committee participants may raise issues or question the accuracy of the company's disclosure documents before their release. All quarterly and annual financial statements and material press releases are posted on the company's website and simultaneously disseminated to the market by Canada Newswire. Investor presentations and other corporate materials can also be found on




     A comprehensive
governance manual that sets
  out the specific mandate,                       [PICTURE]
duties and responsibilities
  of the board is provided
     to each director.




                                      [17]
the website. NorskeCanada provides live Internet and conference call access to interested parties following the release of its quarterly financial results.

     The audit committee met four times in 2004.

Environmental, health and safety committee

The environmental, health and safety committee is chaired by Keith Purchase and consists of directors Russell Horner, Jan Oksum and William Rosenfeld.

     The committee's mandate is to establish principles of environment, health and safety stewardship that align with the company's values and to monitor the company's compliance against these measures. The company publishes extensive and transparent reporting on these elements in its accountability report. In 2004, the committee met four times.

Norskecanada's 2004 governance performance

We are pleased to inform shareholders that NorskeCanada meets or exceeds the effective governance guidelines established by the Canadian Securities Administrators under its National Policy 58-201. This substantive performance includes these areas of compliance:

-- All directors except Russell J. Horner, the company's chief executive officer, are truly independent.

--   Our board chair is an independent director.

-- Our independent directors meet in-camera without management present at the board and audit and governance and human resources committee meetings.

-- The board's mandate and the mandates of the committees, the chair and deputy chair and the chief executive officer are posted on the company's website.

--   There is a thorough orientation program for new directors.

-- NorskeCanada has a code of business conduct and ethics for all directors, officers and employees.

-- The board seeks independent advisers to inform directors on specific issues.

-- There is a process to evaluate and identify the particular competencies of the board, the committees and individual directors.

-- Compensation for directors and officers is determined by the governance and human resources committee, which consists of independent directors.

-- The board measures its effectiveness through an annual review and survey of the board and its committees.



     NorskeCanada meets or
exceeds the effective governance
   guidelines established by                       [PICTURE]
    the Canadian Securities
       Administrators.




                                      [18]

                                   [PICTURE]


                                  NorskeCanada

                                  Management's
                            Discussion and Analysis
                                    | 2004 |
                                 Annual Report

                               Table of Contents


pg.22 1. Corporate Overview and Highlights                    47    9. Critical Accounting Estimates
      2004 Overview                                                 Environmental and Legal Liabilities
      2004 Highlights                                               Impairment of Long-Lived Assets
      Selected Financial Information                                Pension and Post-Retirement Benefits
      Overview of the Business                                      Provision for Bad Debt and Doubtful Accounts
      2004 Strategic Initiatives                                    Income Taxes
      Consolidated Results of Operations
                                                             51     10. Changes in Accounting Policies
32    2. Segmented Results of Operations                            Hedging Relationships
      Specialties                                                   Asset Retirement Obligations
      Markets                                                       Impairment of Long-Lived Assets
      Segment Overview                                              Stock Based Compensation
      Operational Performance                                       Revenue Recognition
      Outlook                                                       Employee Future Benefits
                                                                    Primary Sources of GAAP
      Newsprint
      Markets                                                52     11. Impact of Accounting Pronouncements
      Segment Overview                                              Affecting Future Periods
      Operational Performance                                       Variable Interest Entities
      Outlook
                                                             53     12. Risks and Uncertainties
      Pulp                                                          Product Prices
      Markets                                                       Global Competition
      Segment Overview                                              International Sales
      Operational Performance                                       Foreign Exchange
      Outlook                                                       Fibre Supply
                                                                    Aboriginal Claims
40    3. Liquidity and Capital Resources                            Energy Costs
      Operating Activities                                          Legal Proceedings
      Investing Activities                                          Losses for Eleven Consecutive Quarters
      Financing Activities                                          Debt
      Debt                                                          Environmental Regulation
      Financial Instruments                                         Labour Disruptions

44    4. Related Party Transactions                          56     13. Sensitivity Analysis
                                                                    Product Price
45    5. Off-Balance Sheet Arrangements                             Foreign Exchange/Currency
      Financial Instruments                                         Energy Costs
      Guarantees                                                    Fibre Costs

46    6. Contractual Obligations                             58     14. Outlook

46    7. Summary of Quarterly Results                        58     15. Disclosure Controls and Internal
                                                                        Control Over Financial Reporting
47    8. Non-GAAP Measures
                                                             59     16. Outstanding Share Data




Norske Skog Canada Limited          [20]

                      Management's Discussion and Analysis

The following management discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the years ended December 31, 2004 and 2003 and the notes thereto set out on pages 60 to 95.

     Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles ("GAAP") do not define a method of calculating EBITDA, the measure as calculated by Norske Skog Canada Limited ("the Company") might not be comparable to similarly titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements. The Company also interprets EBITDA trends as an indicator of relative operating performance. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the "Non-GAAP Measures" section for a reconciliation of this non-GAAP measure to net earnings
(loss).

     Except for the historical information contained herein, the matters set forth in this report are forward-looking. These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company's products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, completion of capital projects, and shifts in industry capacity. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Such statements reflect management's current views and are based on certain assumptions. They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forwardlooking statements. No forward-looking statement is a guarantee of future results.

     In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to
0.9072 metric tonnes, and the term "tonne" or the symbol "MT" refers to a metric tonne.

     In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term "dollars" and the symbols "$" and "CDN$". The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

     The information in this report is as at February 1, 2005.



Norske Skog Canada Limited          [21]

                      Management's Discussion and Analysis

1. Corporate Overview and Highlights

2004 Overview

2004 was a challenging year for the Company as a result of the strength of the Canadian dollar. While the Company's financial performance was unsatisfactory, net loss decreased by $56 million compared to 2003. The Company's performance improvement program exceeded expectations, but weak newsprint markets, rising energy prices and the strengthening Canadian dollar have kept the Company in a net loss position for the year.

     The improved economic activity in North America bolstered groundwood specialty paper markets, and as a result prices trended up during the year. Newsprint markets experienced a continued decline in consumption resulting in a number of producers announcing indefinite capacity closures. Pulp markets fared better with periods of high demand from China and Europe influencing the market.

     The strengthening Canadian dollar significantly impacted the Company as the majority of sales and debt were denominated in U.S. dollars. During the year, the Canadian dollar rose 7% compared to the U.S. dollar, ending the year at CDN$1.204, from CDN$1.292 at the end of 2003. In 2004, the negative impact on operating earnings was approximately $107 million. The stronger Canadian dollar also had a $44 million positive impact on 2004 net earnings from the translation of foreign-denominated debt.

CDN$/US$ average spot rate


[GRAPH]




Norske Skog Canada Limited          [22]

                      Management's Discussion and Analysis

The Company concluded its 2004 performance improvement program, exceeding its $90 million year-over-year improvement target by $13 million. See the "2004 Strategic Initiatives" section for a detailed discussion on the current year results.

     Ongoing uncertainty in the Middle East and global demand, as well as locally-regulated electricity rate increases led to escalating energy costs for the second consecutive year. The Company's hedging program succeeded in mitigating the extent of these challenges on the bottom line.

     Groundwood paper producers secured several price increases during the year, reflecting steadily improving printing and writing paper demand. Strong market conditions during the year enabled the Company to secure average transaction price increases of $US41 per tonne and $US78 per tonne for lightweight coated ("LWC") and uncoated groundwood grades, respectively. Despite a sustained period of weak consumption, newsprint supply remained balanced, and producers secured price increases of approximately $US51 per tonne year over year.

     Strong momentum from the printing and writing paper markets along with periods of heavy shipments to China and Europe kept the pulp market tight throughout most of the year. The pulp market weakened during the third quarter primarily as a result of reduced demand by China. However, both volume and prices recovered in the fourth quarter, assisting producers in realizing average year-over-year price increases for Northern Bleached Softwood Kraft ("NBSK") of $US93 per tonne.

     In the fourth quarter, the Company announced plans to indefinitely idle its Port Alberni No.3 paper machine in February 2005, in response to the prolonged strength of the Canadian dollar. Curtailment of this machine displaces 140,000 tonnes per year of newsprint, and is not expected to adversely impact the Company's earnings in 2005. An estimated 200 employees will be affected by the curtailment of this machine and related restructuring costs of approximately $2.0 million were recorded in 2004. Approximately $4 million in additional costs are expected in the first quarter of 2005.

     Restructuring costs for the year were approximately $6.8 million and included restructuring at the Crofton and Powell River mills earlier in the year and the previously mentioned newsprint curtailment at the Port Alberni mill.

2004 Highlights

-- Realized a $103 million improvement in EBITDA as a result of the Company's 2004 performance improvement program.

-- Commenced plans to optimize business processes, which will reduce the workforce by approximately 200 positions. The business process optimization included the upgrade of the No.2 recovery boiler at Elk Falls, which enabled the Company to benefit from the savings associated with the related shutdown of the No.1 recovery boiler.

-- Strengthened liquidity and lowered cost of capital by issuing US$250 million 7.375% senior notes and using the proceeds to redeem the Company's US$200 million 10% notes.

-- Invested $7.5 million in the No.10 paper machine at Powell River, enabling the production of more hi-brite uncoated specialty grades.

-- Modified the production mix on the No. 9 paper machine at Powell River from newsprint to higher-margin specialty grades.

-- Realized total benefits of $19.1 million from the paper recycling division acquisition in late 2003.


Norske Skog Canada Limited          [23]

                      Management's Discussion and Analysis


Selected Financial Information


(In millions of Canadian dollars, except where otherwise stated)          2004         2003         2002
----------------------------------------------------------------          ----         ----         ----
Sales(1)                                                                $1,878.2     $1,820.5     $1,704.0
Operating earnings (loss)                                                  (31.3)      (111.6)      (121.9)
EBITDA(2)                                                                  152.8         78.3         56.6
Net earnings (loss)                                                        (28.6)       (84.5)      (123.3)
EBITDA margin(2)(3)                                                         8.1%         4.3%         3.3%
Net earnings (loss) per share - basic and diluted                          (0.13)       (0.41)       (0.64)
Total assets                                                             2,745.9      2,816.4      2,897.1
Total long-term liabilities                                             $1,417.6     $1,479.9     $1,468.7
                                                                        --------     --------     --------
Sales (000 tonnes)
Specialties                                                              1,115.5      1,084.7        959.8
Newsprint                                                                  754.7        768.7        749.5
                                                                        --------     --------     --------
Total paper                                                              1,870.2      1,853.4      1,709.3
Pulp                                                                       405.5        421.3        381.2
                                                                        --------     --------     --------
Total sales                                                              2,275.7      2,274.7      2,090.5
                                                                        --------     --------     --------
Production (000 tonnes)
Specialties                                                              1,123.1      1,075.3        979.3
Newsprint                                                                  757.8        774.8        747.2
                                                                        --------     --------     --------
Total paper                                                              1,880.9      1,850.1      1,726.5
Pulp                                                                       420.9        418.8        374.3
                                                                        --------     --------     --------
Total production                                                         2,301.8      2,268.9      2,100.8
                                                                        --------     --------     --------
Effective foreign exchange rate C$/US$(4)                                  1.359        1.454        1.544
Average spot foreign exchange rate C$/US$(5)                               1.302        1.402        1.570
Period-end spot foreign exchange rate C$/US$(6)                            1.204        1.292        1.580
                                                                        --------     --------     --------
Common shares (millions):
At period end                                                              214.6        214.6        205.9
Weighted average                                                           214.6        206.6        193.4
                                                                        --------     --------     --------


(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

(2) EBITDA is a non-GAAP measure. Refer to "Non-GAAP Measures" for further details.

(3) EBITDA margin is defined as EBITDA as a percentage of sales.

(4) Effective foreign exchange rate represents a blended rate which takes into account the applicable spot rates and the Company's revenue hedging program in the reporting period.

(5) Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

(6) Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.



Norske Skog Canada Limited            [24]

                      Management's Discussion and Analysis

Overview of the Business

The Company's business includes printing papers and market pulp, operating in three business segments:

Specialties

Consists of soft-calendered and machine-finished ("MF") hi-brite uncoated, lightweight coated, directory, and kraft paper grades. Groundwood specialty paper grades are manufactured on ten paper machines at Crofton, Elk Falls, Port Alberni and Powell River. The segment has a total production capacity of 1,197,000 tonnes.

Newsprint

Produced on five paper machines at Crofton, Elk Falls, and Powell River. The segment has a total production capacity of 773,000 tonnes.

Pulp

Composed of sawdust-based pulp, manufactured at Elk Falls, and NBSK, manufactured at the Crofton mill. The segment has a total production capacity of 498,000 tonnes.

     The Company also operates the largest paper recycling operation in Western Canada, in support of its business segments, with a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

     The chart below illustrates the Company's principal paper and pulp products, applications, and annual capacity.

Product Profile



                                                Specialty Paper Grades                                 Newsprint            Pulp
                -----------------------------------------------------------------------------------    ---------         -----------
                       Uncoated Papers
                -----------------------------------
Category        Soft-Calendered   Machine-Finished   Coated Paper      Directory       Kraft Paper    Newsprint         Market Pulp
--------        ---------------   ----------------   ------------      ---------       -----------    ---------         -----------
Brand                                                                                   Silverliner
                                                                                        Platinumliner
                Electrasoft                                                             Chromium-                        Elk Prime
                Electracal         Electrabrite                                         liner                            Crofton
                Electraprime       Electrastar        Electracote       Catalyst        Bronzeliner    Marathon          NBSK
---------------------------------------------------------------------------------------------------    ---------         ----------
Basis Weight(1) 36.6 - 52          45 - 62            44.4 - 66.6       28 - 40         127 - 250      43 - 48.8         n/a
---------------------------------------------------------------------------------------------------    ---------         ----------
Applications    Magazines,         Magazines,         Magazines,        Telephone       Packaging      Newspapers,       Tissue,
                Supplements,       Supplements,       Catalogues,       books, Airline  applications   Inserts, Flyers,  Freesheet,
                Catalogues,        Inserts, Flyers    Inserts, Flyers,  schedules,                     Supplements,      Specialty
                Inserts,           Direct mail,       Direct mail       Catalogues                     Directories,      paper,
                Flyers,            PR and corporate                                                    Timetables        Whitetop
                Directories        communication                                                                         linerboard
                                   books/manuals
---------------------------------------------------------------------------------------------------    ---------         ----------
Capacity
(tonnes)             476,000                          217,000           373,000         131,000        773,000           498,000
---------------------------------------------------------------------------------------------------    ---------         ----------
% of Total
Capacity              20%                               9%               15%              5%              31%               20%
---------------------------------------------------------------------------------------------------    ---------         ----------

(1). In grams per square metre.




Norske Skog Canada Limited            [25]

                      Management's Discussion and Analysis

The Company's diverse range of products is sold on five continents. The consolidated sales distribution for 2004 was as follows:

Sales by Geographic Area

-------------------------------------------------------------------------------

[PIE CHART]

United States
     55%

Canada
 11%

Asia & Australia
     18%

Latin America
    9%

Europe & Other
    7%

-------------------------------------------------------------------------------



2004 Strategic Initiatives

The Company's long-term objective is to achieve higher, sustainable earnings, and maximize cash flow by strengthening its position as a leading producer of value-added paper and related forest products. The Company's four key strategic initiatives in 2004 were as follows:

(All amounts pre-tax in millions of Canadian dollars)

Initiative                          Performance Goal                                            Goal              Achievement
----------                          ----------------                                            ----              -----------
a) Components of 2004
   Performance Improvement Program
-----------------------------------------------------------------------------------------------------------------------------
i)  Grade Development and            Develop new, higher-value specialty products
    Product Optimization             and reduce exposure to newsprint market                    $12                   $18
-----------------------------------------------------------------------------------------------------------------------------
ii) Cost Reduction                   Optimize fibre mix
                                     Lower freight costs
                                     Improve energy efficiencies
                                     Business process optimization                              $78                   $85
-----------------------------------------------------------------------------------------------------------------------------
Total Performance Improvement Program                                                           $90                  $103
-----------------------------------------------------------------------------------------------------------------------------
b) Other Strategic Initiatives
--------------------------------------------------------------------------------
    i) Enhance Liquidity             Replace 10% notes with lower cost financing
--------------------------------------------------------------------------------
   ii) Preferred Supplier            Strengthen product quality
--------------------------------------------------------------------------------

Progress on Strategic Initiatives

(a) Performance Improvement Program

    In January 2004, the Company commenced its third consecutive annual performance improvement initiative. The 2004 performance improvement program was aimed at generating $90 million in savings across all areas of the Company,



Norske Skog Canada Limite             [26]

                      Management's Discussion and Analysis

year over year. The Company identified improvements in the areas of grade development and product optimization, and cost reduction. For the year ended December 31, 2004, $103 million was realized from these improvements.

     The following graph highlights the $90 million target and the $103 million achievement in each business area at December 31, 2004.

2004 Performance Improvement Program ($ millions)


[GRAPH]



                                                             Achievement                 Target
                                                             -----------                 ------
Grade Development & Optimization                                 18                        12
Energy Optimization                                               3                        11
Fibre Optimization                                               15                         7
Deinked Pulp Cost Reduction                                      19                        16
Kraft Usage                                                      21                        16
Distribution                                                      4                         6
Other Manufacturing Costs                                        19                        21
Selling, General & Admin ("SG&A")                                 4                         1




i. Grade Development and Product Optimization

This strategic initiative included the development of new high-value specialty paper products, and the reduction of the Company's exposure to the newsprint market. In 2004, the Company realized earnings improvements of $18 million as a result of its grade development and product optimization initiatives.

In pursuit of these performance initiatives, the Company accomplished the following in 2004:

Development of Electraprime and Electrastar Grades

In 2004, the Company developed two new uncoated specialty paper grades. The Electraprime grade is a soft-calendered, high-brightness paper designed to compete as an alternative to super-calendered ("SC") grades used primarily for advertising flyers and inserts. Electrastar is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as magazines and specialty newspapers. Both products have been well received in the market with sales of approximately 87,500 tonnes in 2004. The Company plans to sell an additional 40,000 tonnes in 2005. Currently, specialty paper grades represent approximately 61% of the Company's paper business.

Powell River No.9 Paper Machine

During the year, the Company modified the production mix on the Powell River No. 9 paper machine to fully dedicate the machine to producing high-brightness Electrastar and Electrabrite grades.

Enhancements to Powell River No.10 Paper Machine

In 2004, the Company continued to focus on optimizing its mix of high-value specialty paper grades by upgrading the Powell River No.10 paper machine, to enable the production of hi-brite uncoated specialty paper grades. The Company's successful new Electraprime grade is a direct result of this initiative.


Norske Skog Canada Limite             [27]

                      Management's Discussion and Analysis

ii. Cost Reduction

On the Company's initiative to reduce costs, the Company accomplished the following in 2004:

Fibre Optimization

In December 2003, the Company acquired Western Canada's largest paper recycling facility. The acquisition allowed the Company to exit a higher-cost, long-term deinked pulp contract with the facility's previous owner. During 2004, the Company focussed on realizing maximum value from this acquisition by increasing its production by an additional 25,000 air-dried metric tonnes ("ADMT"), bringing it to a current production capacity of 148,000 ADMT. In addition, the Company also realized synergies related to chemical purchases and freight optimization. The total benefits of the acquisition were approximately $19 million in 2004.

     A major goal in 2004 was to reduce the amount of kraft as a furnish in our specialty and newsprint products. The Company made significant progress on this initiative, reducing kraft by 40%, from 9.7% in 2003 to 6.5% in 2004. The Company realized approximately $21 million in savings as a result of this initiative.

     The Company also optimized its fibre mix during the year including the exit of higher cost fibre supply contracts. The optimization yielded an additional $15 million in savings.

Lower Freight Costs

The Company renegotiated a significant ocean cargo contract late in 2003, which resulted in additional savings of $4 million in the current year.

Improved Energy Efficiencies

The Company is a significant consumer of energy. Optimization of the fuel mix in the Company's power boilers has resulted in less reliance on fossil fuels in favour of wood waste hog fuel. The Company took advantage of its ability to alternate between oil and natural gas at several locations during the year, allowing it to consume lower cost fuels. While energy related initiatives did not meet the Company's performance targets, they improved EBITDA by $3 million in 2004.

Business Process Optimization

During 2004, the Company began a new restructuring program which, when fully implemented, is expected to generate annual savings of $18 million primarily by reducing the Company's workforce by approximately 200 people. The restructuring began at the beginning of the year with the Elk Falls kraft mill rationalization. The kraft mill rationalization project included the upgrade of the No. 2 recovery boiler which, because of the reduced consumption of kraft pulp in paper, allowed for the shutdown of the No.1 recovery boiler and ancillary equipment with a nominal reduction in market kraft sales.

     To complete the upgrade, the No.2 recovery boiler was shut down for approximately 65 days in the first quarter of 2004. Operating earnings were negatively impacted by approximately $29 million as a result of this upgrade.

     In addition to the larger business optimization restructuring, the Company also completed a series of smaller initiatives such as productivity improvements, supply contract renegotiations, benefit plan optimizations, and property tax reductions. These smaller initiatives reduced costs by about $19 million during the year.

     The Company continued to focus on reducing its SG&A costs beyond the leading industry levels. During 2004, SG&A costs were down approximately $4 million, or 7.7%, to $50.5 million, from $54.7 million in the previous year. As a percentage of sales, SG&A costs represented 2.7% of sales in 2004, compared to 3.0% in the previous year.


Norske Skog Canada Limite             [28]

                      Management's Discussion and Analysis

(b)      Other Strategic Initiatives

         i. Enhance Liquidity

         In March 2004, the Company took advantage of lower interest rates by issuing at par US$250 million in senior notes at 7.375%, due 2014. The proceeds were used to redeem the US$200 million 10% notes, due 2009, and for general corporate purposes.

                  At December 31, 2004, the Company's $350.0 million operating facility was undrawn and cash and cash equivalents on hand totalled $26 million. The following table highlights the Company's capitalization at December 31, 2004 and 2003:

(In millions of Canadian dollars)                             As at December 31,
                                                           -----------------------
                                                            2004             2003
                                                           ------           ------
Debt
 Revolver                                                  $    -           $   13
 Senior Notes, 8.625% due 2011 (US$400 million)               485              521
 Senior Notes, 7.375% due 2014 (US$250 million)               301                -
 Senior Notes, 10%, due 2009 (US$200 million)                   -              274
 Other Non-Recourse Debt                                       38               38
Total debt(1)                                              $  824           $  846
Shareholders' equity                                        1,043            1,069
Total capitalization(2)                                     1,867            1,915
Total debt to total Capitalization(1,2)                       44%              44%
Net debt to net capitalization(3,4)                           43%              44%

(1)      Total debt comprises long-term debt, including current portion.

(2)      Total capitalization comprises total debt and shareholders' equity.

(3)      Net debt comprises total debt, less cash on hand.

(4)      Net capitalization comprises net debt and shareholders' equity.

         ii. Preferred Supplier

         Quality Initiatives

         During the year, the Company focused on improving its preferred supplier status with key customers by continuing to improve the consistency and reliability of its products, and on time delivery service. This initiative resulted in a 35% reduction of product complaints compared to the previous year.

         Chain of Custody Certification

         During the year, the Company implemented an independent chain of custody system to certify its wood fibre supply. This has already resulted in capturing some additional sales opportunities for the Company. This is a third party audited system that identifies the source of wood fibre, and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system. The independent chain of custody certification provides a valuable tool to assure customers that paper contains wood fibre derived from well-managed forests.

Norske Skog Canada Limited            [29]

                      Management's Discussion and Analysis

Consolidated Results of Operations

Sales

Each of the Company's segments contributed to the $57.7 million, or 3.2% increase in consolidated sales. The following table highlights the factors driving the improvement in the Company's sales compared to 2003.

                                          Sales ($ millions)
                    ------------------------------------------------------------
                         Year ended                Increase (decrease)
                         December 31            from 2003 as a result of:
                    -------------------   --------------------------------------
                                           Total    Volume    Sales     Foreign
                       2004      2003     Change     Mix      Value     Exchange
                    --------  ---------   -------  --------  -------   ---------
Specialties         $1,037.2  $ 1,002.7   $ 34.5    $ 28.4    $ 73.0    $ (66.9)
Newsprint              553.1      539.2     13.9      (9.8)     57.5      (33.8)
                     --------  ---------   ------    ------    ------   --------
Total paper          1,590.3    1,541.9     48.4      18.6     130.5     (100.7)
Pulp                   287.9      278.6      9.3     (10.4)     39.8      (20.1)
                    --------  ---------   ------    ------    ------    --------
Total               $1,878.2  $ 1,820.5   $ 57.7    $  8.2    $170.3    $(120.8)
                    --------  ---------   ------    ------    ------    --------

Operating earnings (loss)

The Company recorded an operating loss of $31.3 million for the current year, compared to an operating loss of $111.6 million for the year ended December 31, 2003. The 2004 operating earnings improvement resulted primarily from a $74.5 million increase in EBITDA driven primarily by performance improvements and higher market transaction prices.

Earnings Before Income Taxes, Depreciation and Amortization
The Company recorded EBITDA of $152.8 million for the current year, almost doubling EBITDA of $78.3 million for the year ended December 31, 2003. The $74.5 million improvement in EBITDA reflected higher transaction prices across all paper and pulp grades, coupled with further performance improvements. These gains were largely offset by the impact of the strengthening Canadian dollar. Also partially offsetting the above gains were costs associated with the Elk Falls recovery boiler upgrade, as well as higher inflationary costs such as energy, labour, and fibre, and restructuring costs.


($millions)
2003 EBITDA                                                  $   78.3
 Improved paper prices                                          115.0
 Improved pulp prices                                            43.0
 Performance improvement program                                103.0
 Impact of stronger Canadian dollar                            (107.0)
 Inflation                                                      (60.0)
 Restructuring costs                                             (5.4)
 Other, primarily one-time Elk Falls rationalization costs      (14.1)
                                                             --------
2004 EBITDA                                                  $  152.8
                                                             --------


Norske Skog Canada Limited            [30]

                      Management's Discussion and Analysis

Net earnings (loss)

The Company recorded a net loss of $28.6 million ($0.13 per common share) for the current year, compared to a net loss of $84.5 million ($0.41 per common share) for the year ended December 31, 2003. The net loss for the current period included a $44.0 million ($0.21 per common share) after-tax foreign exchange gain on the translation of U.S. dollar denominated debt, compared to an after-tax gain of $47.9 million ($0.23 per common share) for the year ended December 31, 2003. The net loss for the previous year also included an after-tax write down of fixed assets of $9.2 million ($0.04 per common share), related to the rationalization of the Company's Elk Falls pulp production facility.

         The following table reconciles 2004 net earnings to 2003:

($millions)                                                                    Pre-tax     After-tax
-----------                                                                   --------     ---------
2003 Net earnings (loss)                                                      $ (146.5)     $ (84.5)

 Greater EBITDA                                                                   74.5         48.1

 Lower foreign exchange gain on translation of long-term debt                     (4.7)        (3.9)

 2003 write-down of property, plant and equipment (primarily Elk Falls)           14.2          9.2

 Lower amortization                                                                5.8          3.7

 Loss on repayment of long-term debt                                              (5.2)        (3.4)

 Interest                                                                          0.1          0.1

 Other, net                                                                        5.1          2.1
                                                                              --------      -------
2004 Net earnings (loss)                                                      $  (56.7)     $ (28.6)
                                                                              --------      -------


Norske Skog Canada Limited            [31]

                      Management's Discussion and Analysis

2. Segmented Results of Operations

Specialties

Summary of Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)         2004            2003             2002
                                                                       ----------      ----------       --------
Sales(1)                                                               $  1,037.2      $  1,002.7       $  947.9
EBITDA                                                                      103.4            66.0           89.9
Operating earnings (loss)                                                     1.9           (32.5)          (1.3)
EBITDA margin(1)                                                             10.0%            6.6%           9.5%
                                                                       ----------      ----------       --------
Sales (000 tonnes)                                                        1,115.5         1,084.7          959.8
Production (000 tonnes)                                                   1,123.1         1,075.3          979.3
                                                                       ----------      ----------       --------
Average sales revenue per tonne(1)                                     $    930        $    924         $  988
Average cash costs per tonne(1,2)                                           837             864            894
                                                                       ----------      ----------       --------
SC-A paper, 35lb. (US$ per ton)(3)                                          713             675            669
LWC paper, No.5, 40lb (US$ per ton)(3)                                      726             688            678
Telephone directory paper, 22.1 lb. (US$ per ton)(3)                        650             654            695
                                                                       ----------      ----------       --------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

(2) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

(3)      Benchmark prices are sourced from Resource Information Systems, Inc.
         ("RISI").

Markets

Coated groundwood paper markets remained tight with year-over-year demand for North American LWC paper up 8.0%. North American uncoated groundwood paper markets also showed strong growth with year-over-year demand up 6.4% from the previous year. Demand for directory grades also increased significantly over the previous year.

         The strong market conditions paved the way for the Company to secure price increases across most specialty grades in 2004. Average LWC and SC-A paper benchmark prices were each up approximately US$38 per ton compared to the previous year. Directory pricing was largely unchanged from the previous year.


Norske Skog Canada Limited            [32]

                      Management's Discussion and Analysis

Specialty Paper Grades Average U.S. Benchmark Prices (US$)


                                    [CHART]

The North American economy continues to be a key driver for the Company's speciality paper business with 83% of product sold to this market.

Specialties 2004 Geographic Sales Distribution

-------------------------------------------------------------------------------

[PIE CHART]


United States
     72%

Canada
 11%

Asia & Australasia
      6%

Europe & Other
      2%

Latin America
     9%

-------------------------------------------------------------------------------


Norske Skog Canada Limited            [33]

                      Management's Discussion and Analysis


Segment Overview

As previously highlighted, the Company completed the development of two new grades in 2004, Electrastar and Electraprime. In doing so, the Company was able to dedicate the full production of its No. 9 paper machine at Powell River to specialties production.

         Sales for coated grades were strong throughout the year with an overall increase of 8,800 tonnes over 2003. The primary focus was to reduce the average basis weights of coated grades. In 2004, North American sales represented 92% of the business, an increase of 3% over the previous year.

         The directory market remained strong during the year with a slight growth in sales over the previous year. The Company expanded sales of its high bulk grades, which provide customers with lower basis weight products without any loss in caliper or performance.

         The Company continued to actively manage its kraft paper grades and market mix, reducing its production of Bronzeliner in favour of the higher-value Silverliner and Chromiumliner products. During 2003, hardwood was introduced into these grades to improve the smoothness of the product. The Company has further developed its market share in non-traditional locations such as Latin America to lessen the seasonality of sales typical of the North American market.

Operational Performance

The specialties business recorded operating earnings of $1.9 million on sales of $1,037.2 million for the current year, compared to an operating loss of $32.5 million on sales of $1,002.7 million for the previous year. EBITDA of $103.4 million for the current year was $37.4 million higher than the $66.0 million recorded for the previous year.

         Sales volume of 1,115,500 tonnes in the current year increased 30,800 tonnes, or 2.8%, compared to the previous year, largely reflecting stronger market conditions and a shift to specialty grades from newsprint.

         Average sales revenue in the current year of $930 per tonne increased $6 per tonne compared to the previous year. Higher transaction prices for all specialty paper grades, and, to a lesser extent, a higher-value sales mix more than offset the adverse impact of the strengthening Canadian dollar.

         Average cash costs in the current year were $837 per tonne, an improvement of $27 per tonne compared to the previous year. Savings from performance improvements were the primary drivers of the lower costs. These savings were partially offset by the impact of increased energy and restructuring costs.

Outlook

In specialty markets, order books remain full well into the first quarter of 2005. Coated paper markets are expected to support additional price increases over the balance of 2005. Demand for uncoated grades is expected to continue strengthening as rising coated paper costs drive cost-conscious buyers to uncoated groundwood grades such as soft-calendered and MF hi-brites. Market commentators anticipate that many uncoated specialty grades should record further price increases, particularly for the higher-value grades. For directory, contract prices in 2005 will reflect modest price gains, while the spot market is expected to support higher prices in the first quarter.


Norske Skog Canada Limited            [34]

                      Management's Discussion and Analysis

Newsprint

Summary of Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)   2004           2003           2002
---------------------------------------------------------------- --------       --------       --------
Sales(1)                                                         $  553.1       $  539.2       $  518.2
EBITDA                                                               45.2            5.1          (22.6)
Operating earnings (loss)                                            (4.3)         (56.6)         (86.0)
EBITDA margin(1)                                                      8.2%           0.9%          (4.4%)
                                                                 --------       --------       --------
Sales (000 tonnes)                                                  754.7          768.7          749.5
Production (000 tonnes)                                             757.8          774.8          747.2
                                                                 --------       --------       --------
Average sales revenue per tonne(1)                               $   733        $    701       $    691
Average cash costs per tonne(1,2)                                    673             695            721
                                                                 --------       --------       --------
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne)(3)           544             493            456
                                                                 --------       --------       --------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

(2) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

(3)      Benchmark prices are sourced from RISI.

Markets

Newspaper circulation in North America continued to decline during 2004. Overall U.S. newsprint consumption was down 1.7% year over year. However, markets tightened somewhat, enabling North American producers to secure average price increases of US$51 per tonne compared to the previous year.

Standard newsprint Average West Coast U.S. delivery transaction price (in US$ per tonne)


                                  [LINE CHART]


Norske Skog Canada Limited            [35]

                      Management's Discussion and Analysis


Approximately 66% of the Company's newsprint sales were to the U.S. and Canada. The 2004 geographical sales distribution is depicted in the chart below.

Newsprint 2004 Geographic Sales Distribution


-------------------------------------------------------------------------------

[PIE CHART]


United States
     51%

Canada
 15%

Asia & Australasia
     21%

Latin America
    13%

-------------------------------------------------------------------------------

Segment Overview

In December 2004, the Company announced the indefinite curtailment of 140,000 tonnes of newsprint capacity to be effective February 2005. The closure allows the Company to optimize the profitability of its newsprint business.

         The Company continued to make progress toward its goal of lowering basis weights in 2004. This drive toward lighter basis weights will also continue into 2005.

         Cost reduction was a key initiative in 2004. The largest single contributor in the reduction of the manufacturing cost of newsprint has been furnish optimization. In particular, the Company has reduced the kraft content in its newsprint from 6.3% in 2003 to 3.7% in 2004.

Newsprint Cash Cost Trend 12-month rolling average (Cash cost - $CDN/tonne)


                                  [LINE GRAPH]


Norske Skog Canada Limited            [36]

                      Management's Discussion and Analysis


Operational Performance

The newsprint business recorded an operating loss of $4.3 million on sales of $553.1 million for the current year. This was a significant improvement over the previous year when the business recorded an operating loss of $56.6 million on sales of $539.2 million. EBITDA of $45.2 million for the current period improved $40.1 million from EBITDA of $5.1 million for the previous year.

         Newsprint sales volume of 754,700 tonnes in the current year decreased 14,000 tonnes, or 1.8%, from the previous year, primarily reflecting the Company's long-term growth in speciality grades.

         Average sales revenue in the current year of $733 per tonne increased $32 per tonne from the previous year. Higher average transaction prices were partially offset by the effects of the strengthening Canadian dollar.

         Average newsprint cash costs in the current year were $673 per tonne, an improvement of $22 per tonne, compared to the previous year. The savings realized from performance improvement initiatives and lower maintenance spending were partially offset by higher energy prices.

Outlook

Consumption of newsprint in North America remains a concern. However, due to its ability to switch grades and machine flexibility, the Company is well positioned to take advantage of either a recovery or any continuation of reduced consumption. A US$35 per tonne newsprint price increase has been announced by major producers for March 1, 2005. Rising prices in uncoated groundwood grades are also likely to be a positive factor in this market as commercial printers consider switching to lower cost newsprint grades.

Pulp

Summary of Selected Financial Information
--------------------------------------------------------------------------------------------------
(In millions of Canadian dollars, except where otherwise stated)       2004       2003       2002
----------------------------------------------------------------      ------     ------     ------
Sales(1)                                                              $287.9     $278.6     $237.9
EBITDA                                                                   4.2        7.2      (10.7)
Operating earnings (loss)                                              (28.9)     (22.5)     (34.6)
EBITDA margin(1)                                                         1.5%       2.6%      (4.5%)
--------------------------------------------------------------------------------------------------
Sales (000 tonnes)                                                     405.5      421.3      381.2
Production (000 tonnes)                                                420.9      418.8      374.3
--------------------------------------------------------------------------------------------------
Average sales revenue per tonne(1)                                    $  710     $  661      $ 624
Average cash costs per tonne(1,2)                                        699        644        652
--------------------------------------------------------------------------------------------------
NBSK pulp, Northern Europe Delivery (US$ per tonne)(3)                   618        525        458
--------------------------------------------------------------------------------------------------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.
(2) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
(3)  Benchmark prices are sourced from RISI.


Norske Skog Canada Limited             [37]

                      Management's Discussion and Analysis


Markets

As anticipated, the performance of the Chinese economy and global paper demand were key drivers of demand growth during 2004. Global market pulp shipments were up 5.9% from the previous year. Average NBSK benchmark pulp prices increased US$93 per tonne, or 17.7% compared to 2003.

         In the first half of the year pulp markets were robust with average European transaction prices reaching US$660 per tonne in June 2004, their highest level in over three years. The expected departure of Chinese buyers from the markets during the summer months put downward pressure on prices during the latter half of the year. However, capacity closures during the fourth quarter and the strengthening Canadian dollar put upward pressure on prices, resulting in a US$30 per tonne price increase in December 2004.

Northern Bleached Softwood Kraft Average Northern Europe delivery transaction price (US$ per tonne)


                                  (LINE GRAPH)


The Company's market pulp is shipped primarily to markets in Asia and Europe. In 2004, the Company's geographical sales distribution was as follows:

Pulp 2004 Geographic Sales Distribution


-------------------------------------------------------------------------------

(PIE CHART)

Asia & Australasia
     56%

Europe & Other
     43%

Canada
  1%

-------------------------------------------------------------------------------





Norske Skog Canada Limited            [38]

                      Management's Discussion and Analysis


Segment Overview

The pulp business segment had lower sales volumes in 2004 mainly as a result of a boiler rebuild at the Elk Falls mill. Offsetting this production loss was reduced internal kraft consumption in our paper operations. The Crofton paper mill has now permanently eliminated the usage of kraft pulp in paper production and kraft consumption at the other three mills decreased significantly in 2004.

         The segment also focused on balancing its inventory and order book between Chinese and European markets, and consequently was able to effectively manage through the volatile markets in 2004.

         Capacity improvements at the Crofton mill are scheduled for completion in January 2005. These will lead to increased production of long-fibre pulp by approximately 21,000 tonnes.

Operational Performance

The pulp business recorded an operating loss of $28.9 million on sales of $287.9 million for the current year, compared to the previous year when the business recorded an operating loss of $22.5 million on sales of $278.6 million. EBITDA of $4.2 million for the current period was $3.0 million lower than EBITDA of $7.2 million for the same period last year.

         Pulp sales volume of 405,500 tonnes in the current year decreased 15,800 tonnes, or 3.8%, from the previous year. The reduction reflected higher downtime arising from the scheduled recovery boiler upgrade at Elk Falls earlier in the year, and was partially offset by lower internal usage of kraft in paper manufacturing.

         Average sales revenue in the current year of $710 per tonne increased $49 per tonne over the previous year due to higher average transaction prices. These were partially offset by the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current year were $699 per tonne, an increase of $55 per tonne compared to the previous year, primarily as a result of the scheduled Elk Falls recovery boiler upgrade in the first quarter of this year. Savings from performance improvement initiatives partially offset these higher costs.

Outlook

For pulp products, improved demand is expected from the U.S. and Western Europe as well as certain parts of Asia where re-stocking is underway. This should result in modest price improvements in 2005. New hardwood pulp capacity coming on-line in 2005 indicates that a significant price gap between NBSK and hardwood is likely to persist.


Norske Skog Canada Limited            [39]

                      Management's Discussion and Analysis


3.   Liquidity and Capital Resources

Selected Financial Information
--------------------------------------------------------------------------------------------------
(In millions of Canadian dollars, except where otherwise stated)      2004       2003        2002
----------------------------------------------------------------     ------     ------     -------
Cash flows provided (used) by operations before changes
   in non-cash working capital                                       $ 88.9     $  0.1     $(20.6)
Changes in non-cash working capital                                   (24.4)      22.4       25.8
--------------------------------------------------------------------------------------------------
Cash flows provided by operations                                      64.5       22.5        5.2
Cash flows used by investing activities                               (41.8)     (96.1)     (42.5)
Cash flows provided (used) by financing activities                      3.3       73.6      (67.5)

Capital spending                                                       68.0       81.4       82.2
Amortization                                                          184.1      189.9      178.5
Capital spending as % of amortization                                   37%        43%        46%

Total debt to total capitalization(1,2)                                 44%        44%        44%
Net debt to net capitalization(3,4)                                     43%        44%        44%
--------------------------------------------------------------------------------------------------

(1)  Total debt comprises long-term debt, including current portion.
(2)  Total capitalization comprises total debt and shareholders' equity.
(3)  Net debt comprises total debt, less cash on hand.
(4)  Net capitalization comprises net debt and shareholders' equity.

The Company's working capital financing consists of internally generated funds and a revolving operating facility. The variable rate revolving operating facility is secured against substantially all of the assets of the Company. The Company's principal cash requirements are for working capital, capital expenditures, and interest payments on the Company's debt. Cash flows are funded almost entirely through operations and where necessary, through the revolving operating facility. If necessary, liquidity requirements may be funded through the issuance of debt, equity, or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company's credit ratings and capital market conditions. The Company believes that the cash flow from operations and the revolving operating facility will be sufficient to meet the Company's anticipated capital expenditure and debt repayment obligations in the near and intermediate term.

Operating Activities

Cash flows provided from operating activities, after changes in non-cash working capital, in the current year was $64.5 million compared to cash provided from operating activities of $22.5 million in the previous year. The increase of $42.0 million was primarily attributed to the positive impact of the 2004 performance improvement program. The positive impact on cash flows from the decrease in net loss was partially offset by the corresponding increase in working capital requirements. Cash flows from changes in non-cash working capital from the previous year decreased by $46.8 million, primarily due to increases in accounts receivable and inventories.


Norske Skog Canada Limited            [40]

                      Management's Discussion and Analysis


Investing Activities

Cash flows used for investing activities in the current year totalled $41.8 million, compared to $96.1 million in the previous year. The primary reasons for the change were the receipt of $26.6 million from a related party for a purchase price adjustment (see "Related Party Transactions section") during 2004, and the absence of the $32.1 million cash outlay for the paper recycling division acquisition in the prior year.

         The Company's capital spending was in line with expectations and totalled $68.0 million, compared to $81.4 million in the previous year. Major capital investments during the year included the majority of the work required to complete the upgrade of the Elk Falls recovery boiler and upgrades to the No.10 paper machine at Powell River, which have enabled the Company to produce higher-gloss uncoated specialty paper grades, such as the Company's Electraprime grade.

         Capital spending is expected to be approximately $120 million for 2005. Among the largest capital projects will be major upgrades to the TMP facilities at Crofton and Powell River to improve the product quality and productivity of their facilities. Cash flows are expected to be generated primarily from operations and the revolving operating facility, if necessary.

Financing Activities

Cash flows provided by financing activities was $3.3 million in the current year compared to cash flows provided of $73.6 million in the previous year. This decrease resulted primarily from differences arising between the senior notes issuances and repayments between years. In the current year, proceeds received from the issuance of US$250 million 7.375% senior notes were used to repay the US$200 million 10% senior notes and related costs, whereas in the previous year proceeds from the issuance of US$150 million 8.625% senior notes were primarily used to repay the outstanding balance of $105 million on the Company's revolving operating loan.

Debt

As of December 31, 2004, the borrowing base on the Company's $350.0 million revolving operating facility was $341.1 million. After outstanding letters of credit of $22.6 million, $318.5 million was available at year-end. Total long-term debt outstanding as at December 31, 2004 was $823.6 million. Principal repayments on this debt do not begin until June 2009. The Company's net debt to net capitalization ratio as of December 31, 2004, was 43%, or 1% lower than December 31, 2003.

         As previously noted, in March 2004, the Company issued US$250 million 7.375% senior notes, which are repayable in 2014. The notes were issued at par and resulted in net proceeds of US$245.2 million. The proceeds were used primarily to redeem the Company's US$200 million 10% notes due March 2009. The balance of the proceeds was used for general corporate purposes.


Norske Skog Canada Limited            [41]

                      Management's Discussion and Analysis

The following table illustrates the changes in the Company's long-term debt during 2004.

                                                       Carrying Value           Net Increase        Foreign       Carrying Value
(In millions of Canadian dollars)                    December 31, 2003           (Decrease)        Exchange      December 31, 2004
                                                     -----------------          ------------       --------      -----------------
Recourse
 Senior notes, 10% due March 2009
  (US$200.0 million)(1)                                 $  274.5                 $ (266.1)          $  (8.4)          $      -
 Senior notes, 8.625% due June 2011
  (US$400.0 million)                                       521.2                        -             (36.1)             485.1
 Senior notes, 7.375% due March 2014
  (US$250.0 million)(2)                                        -                    333.1             (32.2)             300.9
 Revolving operating facility of up to
  $350.0 million due July 2007 with
  interest based on Canadian Prime/BA rates
  or U.S. Base/LIBOR rates(3)                               12.5                    (12.5)                -                  -
Non-recourse (PREI)
 First mortgage bonds, 6.387% due July 2009                 37.6                        -                 -               37.6
                                                        --------                 --------           -------           --------
Total long-term debt                                    $  845.8                 $   54.5           $ (76.7)          $  823.6
                                                        ========                 ========           =======           ========


(1) Redeemed with proceeds of senior notes issue described in 2.

(2) US$250.0 million senior notes issued March 23, 2004.

(3) Repaid with proceeds of senior notes issue described in 2.

In February 2004, Moody's lowered its credit ratings on the Company's senior unsecured debt to Ba3 from Ba2, on the Company's secured credit facilities to Ba2 from Ba1, and confirmed its outlook on the Company's debt ratings as negative. The downgrade was cited as due to the prolonged downturn in the market for newsprint and other products the Company manufactures.

         In December 2004, Standard and Poor's (S&P) lowered its long-term corporate credit and senior unsecured ratings to BB- from BB and its senior secured rating to BB from BB+, and confirmed the outlook as negative. The rapid appreciation of the Canadian dollar as well as continued energy pressures were attributed to the downgrade. The adjustment makes the S&P ratings similar to those of Moody's.

         As a result of these downgrades, any future borrowings under the revolving credit facility will be at a slightly higher rate because the interest rate includes a margin that varies with the Company's credit rating. These downgrades do not have any other direct impacts. However, they could negatively impact the Company's cost of additional borrowing, and potentially its cost of capital.


Norske Skog Canada Limited            [42]

                      Management's Discussion and Analysis

The following table highlights the Company's credit ratings and outlook with Moody's and S&P, as of December 31, 2004, 2003, and 2002.

                                                                               December 31,
                                                             -----------------------------------------
                                                                2004            2003            2002
                                                             --------         --------        --------
Moody's
Outlook                                                      Negative         Negative          Stable
Issuer rating                                                     Ba3              Ba2             Ba2
Senior implied issuer                                             Ba3              Ba2             Ba2
Bank loan debt                                                    Ba2              Ba1             Ba1
Senior unsecured debt                                             Ba3              Ba2             Ba2

Standard & Poor's
Outlook                                                      Negative         Negative        Negative
Long-term corporate credit                                        BB-              BB              BB+
Senior unsecured debt                                             BB-              BB              BB+
Senior secured debt                                               BB               BB+             BB+

The Company remains in compliance with the covenants under its revolving operating facility and bond indentures. As at December 31, 2004 and for the first time in eleven quarters, the Company exceeded the 2.0:1 threshold on the consolidated fixed charge ratio under the bond indentures. While not constituting a default while the Company remained below this threshold it was prohibited from incurring additional debt outside the existing debt facilities.

         The Company continues to be subject to restrictions on paying dividends under its senior notes. The restriction on certain payments, defined in the note indentures, is principally based on changes in shareholders' equity. With the Company's accumulated losses since 2002, the Company is not currently permitted, under its 8.625% senior note indenture, to pay dividends. The Company expects that once it is consistently generating net earnings the restriction will be removed.

Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs, and long-term debt. In accordance with its Board-approved foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts outstanding to sell U.S. dollars. At December 31, 2004, 74% of the contracts are designated as hedging instruments and the resulting foreign exchange translation gains and losses are recognized concurrently with the hedged revenue in "Sales". At period end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $50.2 million, of which $14.2 million, associated with the non-hedging instruments, is included in "Sales" and "Prepaids and other". The hedging program improved the Company's sales by $68.4 million in 2004.

         At December 31, 2004 and 2003, no price hedging instruments were outstanding in respect of products sold.

Norske Skog Canada Limited            [43]

                      Management's Discussion and Analysis

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company has US$115.5 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as "Foreign exchange gain on translation of long-term debt". At period-end exchange rates, the net amount the Company would pay to settle these contracts is $41.7 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company's oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales". At period-end contract rates, the net amount the Company would receive to settle these contracts is $3.8 million, $3.5 million of which is included in "Cost of sales" and "Prepaids and other".

Interest Rate Swaps

The Company often enters into interest rate swaps to manage exposure to changes in long-term fixed interest rates associated with the Company's senior notes. The Company has entered into fixed-to-floating interest rate swaps on US$30 million and has designated them as hedging instruments. At period-end rates, the net amount the Company would receive to settle these contracts is $1.4 million.

4. Related Party Transactions

The Company's related parties include Norske Skogindustrier ASA ("Norske Skog"), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC ("NSNALLC"), a joint venture between Norske Skog and NorskeCanada.

NSNALLC

The Company has an agency agreement with NSNALLC, which provides for sales of certain specialty products in the U.S. During the year the Company paid $4.8 million in commission expenses. These transactions are in accordance with normal third party trade practices.

Norske Skog

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price for these companies is subject to adjustment under certain conditions. In addition to the $19.3 million amount recorded as at December 31, 2003, the Company recorded a further adjustment of $7.1 million in the second quarter of 2004, reflecting a reduction to the purchase price. The Company collected the receivable of $26.6 million (including an interest adjustment of $0.2 million) in the third quarter.

Norske Skog Canada Limited              [44]

                      Management's Discussion and Analysis

Subsidiaries and Affiliates of Norske Skog

The Company has sales arrangements with affiliates of Norske Skog, and has entered into agency and distribution agreements whereby all sales of the Company's newsprint and specialty papers in certain international markets are affected through affiliates of Norske Skog. During the year, product sales to these affiliates were $121.7 million. These transactions are in accordance with normal third party trade practices.

5. Off-Balance Sheet Arrangements

Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The Company has designated the following as hedging instruments. When designated as hedging instruments, the fair value is not recorded in the financial statements.

-- Revenues - Foreign currency options and forward contracts to sell US$389 million to major financial institutions.

-- Interest Rates - Fixed to floating interest rate swaps with major financial institutions on notional US$30 million. The Company will receive a fixed rate of 7.375% and pay a floating rate averaging LIBOR plus 1.97%.

Refer to financial instruments discussion within the "Liquidity and Capital Resources" section for further discussion of financial instruments.

Guarantees

Business Dispositions

The Company sold its Mackenzie pulp operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company is unable to estimate its potential liability under this indemnity as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

         In connection with dispositions of certain businesses in 1997, the Company provided tax indemnities, which survive while the relevant tax years of the indemnified parties remain open to audit. The Company does not expect any significant claims with respect to these liabilities and has therefore not recorded any related liability.

Loans

The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments to the financial institution holding the mortgage in the amount of approximately $14 million on the building in the event the lessor is no longer able to meet its contractual obligations. This agreement does not increase the Company's liability beyond the obligations for the building lease.

Norske Skog Canada Limited              [45]

                      Management's Discussion and Analysis

Recycling Plant Acquisition

In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

6. Contractual Obligations

The following table presents the aggregate amount of future cash outflows of contractual obligations as of December 31, 2004, excluding amounts due for interest on outstanding indebtedness.

                                                              Payments due by Period
                                        ---------------------------------------------------------------
                                                  Less than                                      After
(In millions of Canadian dollars)        Total     1 Year       1-3 Years       4-5 Years       5 Years
---------------------------------       -------   ---------     ---------       ---------       -------
Long-term debt                          $ 823.6    $   -         $   -            $37.6          $786.0
Capital lease obligations                   8.0      0.7           1.5              1.5             4.3
Operating leases                          105.6     13.3          22.5             17.0            52.8
-------------------------------------------------------------------------------------------------------
 Total                                  $ 937.2     14.0         $24.0            $56.1          $843.1
-------------------------------------------------------------------------------------------------------

7. Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2004.

For a more detailed analysis on Q4, 2004 results see the Company's Fourth Quarter Report.

                                                                   2003                                        2004
                                                     ------------------------------------     --------------------------------------
(In millions of Canadian dollars)                      Q1        Q2        Q3        Q4         Q1         Q2        Q3         Q4
---------------------------------                    ------    ------    ------    ------     ------     ------    ------     ------
Sales(1)                                             $445.5    $440.5    $473.7    $460.8     $454.5     $479.6    $466.8     $477.3
Net earnings (loss)                                   (24.8)    (18.3)    (28.1)    (13.3)     (46.3)     (24.0)     28.0       13.7
Net earnings (loss) per share
 -  basic and diluted                                $(0.12)   $(0.09)   $(0.14)   $(0.06)    $(0.22)    $(0.11)   $ 0.13     $ 0.06
------------------------------------------------------------------------------------------------------------------------------------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

In Q1, 2004, the net loss decreased by $33.0 million ($0.15 per common share) compared to Q4, 2003 largely due to a decrease in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $20.1 million, the Elk Falls recovery boiler upgrade, and the Crofton pulp annual maintenance shut down.


Norske Skog Canada Limited               [46]

                      Management's Discussion and Analysis


         In Q2, 2004, the $22.3 million ($0.10 per common share) improvement in the net loss compared to Q1, 2004 primarily related to lower maintenance work, increased prices, and performance improvement initiatives.

         In Q3, 2004, the $52.0 million ($0.24 per common share) improvement in net earnings compared to Q2, 2004 was largely due to an increase in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $44.8 million and additional costs savings from performance improvement initiatives.

         In Q4, 2004, the $14.3 million ($0.07 per common share) decrease in net earnings compared to Q3, 2004 was largely due to a decrease in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $8.4 million, the adverse impact on sales of the strengthening Canadian dollar, and softening pulp prices.

8. Non-GAAP Measures

The following measure included in this report does not have a standardized meaning under Canadian GAAP:

-- EBITDA (earnings before interest, income taxes, depreciation, and amortization)

         EBITDA, as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as this measure enables comparison of the Company's results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company's performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

         As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.

         The following table reconciles the Company's EBITDA to net earnings
(loss):

------------------------------------------------------------------------------------------
(In millions of Canadian dollars)                            2004        2003        2002
------------------------------------------------------     -------     -------     -------
EBITDA                                                     $ 152.8     $  78.3     $  56.6
Amortization                                                (184.1)     (189.9)     (178.5)
Foreign exchange gain on translation of long-term debt        53.5        58.2        12.3
Write-down of property, plant and equipment                     --       (14.2)         --
Loss on repayment of long-term debt                           (5.2)         --          --
Other income (expense), net                                    1.2        (3.9)      (13.3)
Interest expense, net                                        (74.9)      (75.0)      (76.2)
Income tax recovery                                           28.1        62.0        75.8
------------------------------------------------------------------------------------------
Net earnings (loss)                                        $ (28.6)    $ (84.5)    $(123.3)
------------------------------------------------------------------------------------------

9.   Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.


Norske Skog Canada Limited            [47]

                      Management's Discussion and Analysis


         Note 2 to the consolidated financial statements, included elsewhere in this Annual Report, includes a summary of the significant accounting policies used in the preparation of those consolidated financial statements. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts, and income taxes based upon currently available information. Actual results could differ from those estimates.

         The following accounting policies require management's most difficult, subjective and complex judgments and are subject to a fair degree of measurement uncertainty:

Environmental and Legal Liabilities

Environmental and legal liabilities are recorded on an undiscounted basis when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations and economic lives of the affected assets. Impairments are recognized when the book values exceed management's estimate of the undiscounted future cash flows, or net recoverable amounts, associated with the affected assets. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition. Key assumptions in estimating these cash flows and fair values include future production volumes and average product pricing over the commodity cycle, and future estimates of expenses to be incurred.

         Due to the numerous variables associated with judgments and assumptions relating to the valuation of assets in such situations, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.

Pension and Post-Retirement Benefits

The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The Company retains independent actuarial firms to perform actuarial valuations of the fair values of the Company's defined benefit pension and post-retirement benefit plan assets and benefit obligations, and advise on the amounts to be recorded in the Company's financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations and charges disclosed in the Company's financial statements. These assumptions include:

-- The discount rate which is used to estimate the actuarial present value of the various plan obligations. The Company, with the assistance of actuarial firms, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. The discount rate, as at December 31, 2004, was estimated to be 6.0%.

-- The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain


Norske Skog Canada Limited            [48]

                      Management's Discussion and Analysis


     obligations. The Company, with the assistance of actuarial firms, annually sets the expected rate of return on plan assets to reflect the current view of long-term investment returns. As at December 31, 2004, a rate of return of 7.5% was determined by management.

 -- Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations. As at December 31, 2004, the rate of compensation increase of 3.0% was determined by management.

 -- Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. As at December 31, 2004, the initial health care trend rate of 11.0% was determined by management. The initial health care trend rate is expected to decline by 1.0% annually, and the ultimate health care trend rate is estimated to be 5.0%.

Actual experience can vary significantly from estimates, and could materially impact the estimated cost of employee benefit plans and future cash requirements.

         The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit and related net periodic benefit cost for 2004. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

----------------------------------------------------------------------------------------------------
                                             Pension Benefit Plans           Other Benefit Plans
                                          ---------------------------    ---------------------------
                                          Accrued Benefit    Net 2004    Accrued Benefit    Net 2004
(In millions of Canadian dollars)            Obligation      Expense        Obligation      Expense
--------------------------------------    ---------------    --------    ---------------    --------
Expected rate of return on assets
Impact of:
   1% increase                                  N/A            (2.1)           N/A             N/A
   1% decrease                                  N/A             2.1            N/A             N/A
----------------------------------------------------------------------------------------------------
Discount rate
Impact of:
   1% increase                                 (28.2)          (2.7)          (25.0)          (3.4)
   1% decrease                                  30.9            3.4            29.2            2.9
----------------------------------------------------------------------------------------------------
Assumed overall health care cost trend
Impact of:
   1% increase                                  N/A             N/A            31.8            5.1
   1% decrease                                  N/A             N/A           (25.2)          (3.8)
----------------------------------------------------------------------------------------------------


Norske Skog Canada Limited            [49]

                      Management's Discussion and Analysis


Provision for Bad Debt and Doubtful Accounts

The Company uses generally accepted practices in estimating required provisions for doubtful accounts and bad debt losses arising on trade and other receivable balances. The Company's estimate of the required allowance is a matter of opinion and the actual loss eventually sustained may be more or less than that estimated.

         The Company regularly reviews the collectibility of its accounts receivable and records an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expenses to be recorded. While the Company has not experienced any significant bad debt expenses in prior periods, declines in the economy could result in collectibility concerns. Accounts receivable balances for individual customers could potentially be material at any given time.

Income Taxes

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management's best estimate and may vary from actual to taxable income.

         The Company's future tax assets are mainly composed of temporary differences in employee future benefits and loss carryforwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period requires judgment and estimates. The reversal of timing differences is expected at future substantially enacted rates which could change due to changes in income tax laws or the introduction of tax changes. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect future tax expense as recorded in the results of operations. A one percentage point change in the Company's reported effective income tax rate would have the effect of changing the income tax expense by approximately $9.4 million.

         In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax rules and regulations of the jurisdictions in which the Company operates and its judgment as to the allocation of income and the amount of deductions relating to those jurisdictions. Canadian, U.S. and international tax rules and regulations are subject to interpretation and the Company's judgment may be challenged by taxation authorities. In such circumstances, the final resolution of these challenges can result in final settlements that differ from the Company's estimated amounts.


Norske Skog Canada Limited            [50]

                      Management's Discussion and Analysis


10.  Changes in Accounting Policies

Effective fiscal 2004, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants:

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee's ("EIC") Consensus, EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments

The new standards implement requirements related to the identification, designation, documentation, and effectiveness of hedging relationships. The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. Under the new guidance, derivative financial instruments that are not subject to hedge accounting are recorded on the consolidated balance sheet at fair value, with unrealized changes in fair value recorded to the consolidated statement of earnings. Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline, or which the Company elected not to formally designate as hedges.

Section 3110, Asset Retirement Obligations

The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of this new standard had no material impact on the Company's consolidated financial statements for the year ended December 31, 2004.

Section 3063, Impairment of Long-Lived Assets

The new standard requires entities to recognize an impairment loss when an event occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. The adoption of this new standard had no impact on the Company's consolidated financial statements for the year ended December 31, 2004.

Section 3870, Stock-Based Compensation and Other Stock-Based Payments

The amended recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees. Under the fair-value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the award's vesting period. Upon adoption, the Company recorded an expense for stock-based compensation plans in the current year and applied the standard retroactively without restatement to the prior periods. The Company made an adjustment of $2.6 million to the opening balances of retained earnings and contributed surplus of the current year to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.


Norske Skog Canada Limited            [51]

                      Management's Discussion and Analysis

EIC-141, Revenue Recognition; EIC-142, Revenue Arrangements with Multiple Deliverables; EIC-143, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices.

         The new recommendations summarize the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue." EIC-141 presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The application of these accounting treatments had no impact on the Company's consolidated financial statements for the year ended December 31, 2004.

Section 3461, Employee Future Benefits - Additional Disclosures

In March 2004, Canadian Institute of Chartered Accountants' ("CICA") Handbook
Section 3461, "Employee Future Benefits" ("Section 3461"), was amended for fiscal years ending on or after June 20, 2004. The amendments prescribe additional disclosure requirements for defined benefit pension plans and other employee future benefits. Effective June 30, 2004, the Company adopted the new disclosure requirements of Section 3461. The Company's consolidated financial statements reflect these new disclosures prescribed by Section 3461.

Section 1100 - Generally Accepted Accounting Principles

The new section, among other recommendations, more clearly defines alternate sources of GAAP when a matter is not explicitly addressed by primary sources of GAAP. Historically, the Company, consistent with other issuers in the forest industry, recorded distribution costs as a deduction from sales. The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses. As a result, distribution costs were reclassified from net sales to cost of sales which increased sales and cost of sales for the year ended December 31, 2003 and 2002 by $229.3 million and $221.7 million respectively. The application of this section had no impact on the Company's net earnings.

11. Impact of Accounting Pronouncements Affecting Future Periods

Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15)

During 2004, the CICA issued AcG-15, which prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). This guideline requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The Company will adopt the new guideline effective January 1, 2005 and does not expect this guideline to have a material impact on its financial statements.

Norske Skog Canada Limited            [52]

                      Management's Discussion and Analysis

12. Risks and Uncertainties

The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, NorskeCanada faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies', trade barriers and Aboriginal land claims.

         In order to address these risks and effectively manage them, the Company's management has developed a vision for risk management and its interrelationships with NorskeCanada's strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitute principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

         A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company's markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company's earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest. See "Sensitivity Analysis" section for detailed analysis of the Company's exposure to changes in product prices.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company's production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers. Many of the Company's competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company's competitors are lower cost producers than the mills the Company operates. To stay competitive the Company is focused on improving productivity and reducing costs.

International Sales

A significant portion of the Company's sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

         Under the terms of agency and distribution agreements with affiliates of Norske Skogindustrier ASA, a significant shareholder, either party on six months notice may terminate each of these contracts. If any of these contracts are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Norske Skog Canada Limited           [53]

                      Management's Discussion and Analysis

Foreign Exchange

The Company's profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company's competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company's competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes. See "Sensitivity Analysis" section for detailed analysis of the Company's exposure to foreign exchange rates.

         Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. The Company's hedging policy for revenues includes 33% to 66% of 12-month and 0% to 25% for 13 to 24 months U.S. dollar net exposure. The Company considers its U.S. dollar revenues to largely act as a hedge of its U.S. dollar denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by five suppliers. The Company's fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

         Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company's pulp and paper mills' fibre requirements. Should the Company cease to be supplied with wood fibre under existing contracts, alternative sources of fibre at acceptable prices may not be readily available.

         In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company's suppliers are situated. Although the renewal of forest tenures held by the Company's suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

         The Company is also a large consumer of old newspapers and magazines. The 2003 acquisition of Western Canada's largest paper recycling facility has enabled the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

Aboriginal Claims

The Company's ability to operate its manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has

Norske Skog Canada Limited            [54]

                      Management's Discussion and Analysis

asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against the Company in the proceeding. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

         Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title. This duty of consultation and accommodation may affect the Company's ability to obtain or amend necessary regulatory permits on a timely basis.

Energy Costs

The Company is a significant consumer of electrical power and fossil fuels. The majority of the Company's fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors. See the "Sensitivity Analysis" section for detailed analysis.

         A portion of the Company's exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company's energy hedging policy is restricted to 20-70% of the net exposure for oil and gas.

         The Government of British Columbia regulates the Company's electricity supply contracts and, although there have been no fluctuations in the terms of the contracts, future changes could have a significant impact on the Company's earnings. In November 2004, the Province's electricity regulator, the BC Utilities Commission, approved a 4.85% rate increase effective April 1, 2004, with an additional 0.3% to be applied commencing April 1, 2005. The April 1, 2005 rate increase is not expected to have a material impact on the Company's net earnings.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at December 31, 2004, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

         The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Losses for Eleven Consecutive Quarters

While the Company recorded net income in the current and previous quarter ended September 30, 2004, a net loss had been incurred in each of the eleven quarters up to and including the quarter ended June 30, 2004. These losses have arisen primarily as a result of adverse market conditions. Should market conditions deteriorate again to a greater extent, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.



Norske Skog Canada Limited            [55]

                      Management's Discussion and Analysis


Debt

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants. The Company's ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company's future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company's control may affect its ability to make these payments. In addition, the Company's debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should market conditions deteriorate, the Company may, over time, have to rely to a greater extent on its revolving operating loan and, if necessary, additional sources of funding.

Environmental Regulation

The Company's operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance, and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company's suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

         The majority of the Company's pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada, or the Pulp, Paper and Woodworkers of Canada unions. Collective agreements with these unions expire in April 2008. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13. Sensitivity Analysis

As previously mentioned, the Company's earnings are sensitive to fluctuations in:

Product Price

The Company's products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with the effect of price changes on newsprint and specialty grades being the greatest.


Norske Skog Canada Limited            [56]

                      Management's Discussion and Analysis

Foreign Exchange/Currency

The Company's products are primarily sold in Canada, the United States, Asia and Australasia, Latin America, and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar and the Japanese yen. As a result, the Company is exposed to foreign currency market risk on accounts receivable and future sales.

Energy Costs

The Company's earnings could be significantly impacted by changes in the prices and terms of energy supply contracts as the Company is a significant consumer of electrical power and fossil fuels.

Fibre Costs

The Company's supply of fibre is reliable although it is subject to market influences and has some degree of variability. Fibre includes supply of wood chips, sawdust, logs and old newspapers ("ONP").

     The Company's annual EBITDA, net earnings and earnings per share is estimated to be impacted by changes in product prices, foreign exchange, and various input costs as follows:

                                                                                                        Earnings
(In millions of Canadian dollars, except per share amounts)      EBITDA           Net earnings(1)       per share
                                                                 ------           ---------------       ---------
Product prices(2)
A US$10 per tonne change in the sales price of:
 Specialties                                                    $ 13.8                  $ 8.9            $ 0.04
 Newsprint                                                         9.8                    6.3              0.03
 Pulp                                                              3.8                    2.5              0.01
Currency(3)

A US$0.01 change in the U.S. dollar relative
value of the Canadian dollar                                    $ 14.1                  $ 8.6            $ 0.04
Energy cost sensitivity(4)
A 5% change in the price of:
 Natural gas and oil                                             $ 2.2                  $ 1.4            $ 0.01
 Electricity                                                       8.7                    5.6              0.03
 Fibre Sensitivity
A 5% change in the price of:
 Wood chips and sawdust                                         $ 15.1                  $ 9.7            $ 0.05
 ONP                                                               1.5                    1.0              0.01

-----------------

(1)      Based on a budgeted tax rate of 35%

(2)      Based on full 2004 capacities

(3) Based on a movement from US$0.83 to US$0.84 and excluding the Company's hedging program

(4)      Based on 2004 consumption levels


Norske Skog Canada Limited            [57]

                      Management's Discussion and Analysis


14. Outlook

The economic recovery in North America is expected to continue in 2005. Generally, printing and writing paper markets are projected to remain strong. In addition, Canadian producers remain under extreme pressure to counter the negative impacts of the strengthening Canadian dollar and escalating energy costs, further increasing the likelihood of additional price increase announcements in the coming months.

         The Company will continue its focus on cost reduction, efficiency improvements, and product development to maximize profitability in a challenging economic environment. The value of the Canadian dollar is expected to continue to be a key factor through 2005. The economic impact of the stronger Canadian dollar was a key determinant in the Company's decision to indefinitely curtail 140,000 tonnes of newsprint production commencing in the first quarter of 2005.

         As the Company moves into periods of sustainable, stronger cash flow, it expects to expand its high return capital spending initiatives while maintaining tight control over its cash. The Company expects to spend approximately $120 million on capital projects in 2005. As in the previous year, the Company will complete the majority of its annual planned maintenance on its pulp and paper facilities in the first and second quarters, respectively. Earnings in those segments will be impacted as a result.

15. Disclosure Controls and Internal Control Over Financial Reporting

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read, and ultimately approved this MD&A. The Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls through discussions with management and the Company's internal auditors.

Certification of Disclosure Controls

During the year, the Canadian Securities Administrators' ("CSA") issued the .rst phase of multilateral instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings". Effective March 30, 2004, CEOs and CFOs of public companies are required to certify that their .lings contain no untrue statement of a material fact and do not omit to state any material fact. The certifications require that interim and annual financial statements, together with other financial information included in the Company's .lings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer. During the year, the Company began .ling Form 52-109FT2 certifications with the CSA.

         In addition, as required by the United States Sarbanes-Oxley Act enacted in July 2002 and the rules circulated by the U.S. Securities and Exchange Commission ("SEC") thereunder, the Company has .led with the SEC, certificates relating to, among others, the accuracy of the financial information contained in the Company's 2004 annual financial statements and notes thereto, and the adequacy of procedures and controls relating to disclosure.



Norske Skog Canada Limited            [58]

                      Management's Discussion and Analysis

Internal Controls

The Sarbanes-Oxley Act also includes section 404, "Management Assessment of Internal Controls," ("Section 404") which requires public companies to maintain an effective system of internal controls, and report on the effectiveness of those internal controls annually. In addition, management's annual report on the effectiveness of internal controls is required to be audited, and the auditor must opine on management's assessment of its internal controls. The Company must comply with Section 404 by the end of its fiscal year ended December 31, 2006.

         In order to comply with Section 404, the Company has undertaken a project to formalize the documentation of its internal controls, and to test and document the effectiveness of the internal controls upon which management is relying upon. To this end, the Company has engaged a third party advisor to assist in this project. The Company expects that the documentation phase of the project will be completed in the first quarter of 2005, at which point the testing phase will begin.

16. Outstanding Share Data

At February 1, 2005, the Company had 214,604,120 common shares issued and outstanding.

         Additional information about the Company including the 2004 Annual Information Form is available on the Company's website www.norskecanada.com or the Canadian Securities Administrator's electronic filing website www.sedar.com.



Norske Skog Canada Limited            [59]

                          Management's Responsibility

The management of Norske Skog Canada Limited is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with accounting principles generally accepted in Canada and reflect management's best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

         Management maintains a system of internal controls over financial reporting which encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management's authorization, and financial records are accurate and reliable.

         The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of five non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

         The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors. These consolidated financial statements have been audited by KPMG LLP, the external auditors, whose report follows.



/s/ Russell J. Horner                       /s/ Ralph Leverton
---------------------------                 ---------------------------
Russell J. Horner                           Ralph Leverton
President and                               Vice-President, Finance
Chief Executive Officer                     and Chief Financial Officer

Vancouver, Canada
February 1, 2005


Norske Skog Canada Limited            [60]

                      Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Norske Skog Canada Limited as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
---------------------------------------
Chartered Accountants
Vancouver, Canada

January 21, 2005


Norske Skog Canada Limited            [61]

                      Consolidated Statements of Earnings

(In millions of Canadian dollars, except where otherwise stated)                      Years ended December 31,
                                                                            ------------------------------------------
                                                                              2004              2003            2002
                                                                            ---------        ---------       ---------
Sales (note 3(a))                                                           $ 1,878.2        $ 1,820.5       $ 1,704.0
Operating expenses
 Cost of sales (note 3(a))                                                    1,674.9          1,687.5         1,582.1
 Selling, general and administrative                                             50.5             54.7            65.3
 Amortization                                                                   184.1            189.9           178.5
                                                                            ---------        ---------       ---------
                                                                              1,909.5          1,932.1         1,825.9
                                                                            ---------        ---------       ---------
Operating earnings (loss)                                                       (31.3)          (111.6)         (121.9)
Foreign exchange gain on translation of long-term debt                           53.5             58.2            12.3
Loss on repayment of long-term debt (note 13)                                    (5.2)               -               -
Write-down of property, plant and equipment (note 10)                               -            (14.2)              -
Other income (expense), net (note 5)                                              1.2             (3.9)          (13.3)
Interest expense, net (note 6)                                                  (74.9)           (75.0)          (76.2)
                                                                            ---------        ---------       ---------
Earnings (loss) before income taxes                                             (56.7)          (146.5)         (199.1)
Income tax recovery (note 7)                                                    (28.1)           (62.0)          (75.8)
                                                                            ---------        ---------       ---------
Net earnings (loss)                                                         $   (28.6)       $   (84.5)      $  (123.3)
                                                                            =========        =========       =========
Basic and diluted earnings (loss) per share (note 8) (in dollars)           $   (0.13)       $   (0.41)      $   (0.64)
Weighted average number of common shares outstanding (in millions)              214.6            206.6           193.4
                                                                            ---------        ---------       ---------

Consolidated Statements of Retained Earnings

(In millions of Canadian dollars)                                                     Years ended December 31,
                                                                              ---------------------------------------
                                                                                2004            2003            2002
                                                                              -------         -------         -------
Balance, beginning of year - as previously reported                           $ 155.6         $ 240.1         $ 363.4
Effect of change in accounting policy (note 3(b))                                (2.6)              -               -
                                                                              -------         -------         -------
Balance, beginning of year - as restated                                        153.0           240.1           363.4
Net earnings (loss)                                                             (28.6)          (84.5)         (123.3)
                                                                              -------         -------         -------
Balance, end of year                                                          $ 124.4         $ 155.6         $ 240.1
                                                                              =======         =======         =======


The accompanying notes are an integral part of the consolidated financial statements.



Norske Skog Canada Limited            [62]

                           Consolidated Balance Sheets



(In millions of Canadian dollars)                                           As at December 31,
                                                                       --------------------------
                                                                         2004             2003
                                                                       ---------        ---------
Assets
Current assets
  Cash and cash equivalents                                            $    26.0        $       -
  Accounts receivable                                                      236.8            238.2
  Inventories (note 9)                                                     258.1            235.9
  Prepaids and other                                                        24.6             21.9
                                                                       ---------        ---------
                                                                           545.5            496.0
Property, plant and equipment (note 10)                                  2,172.9          2,290.2
Other assets (note 11)                                                      27.5             30.2
                                                                       ---------        ---------
                                                                       $ 2,745.9        $ 2,816.4
                                                                       =========        =========

Liabilities
Current liabilities
  Accounts payable and accrued liabilities (note 12)                   $   285.5        $   267.3
  Long-term debt (note 13)                                                 823.6            845.8
Other long-term obligations (note 14)                                      233.6            249.8
Future income taxes (note 7)                                               332.9            363.3
Deferred credits (note 15)                                                  27.5             21.0
                                                                       ---------        ---------
                                                                         1,703.1          1,747.2
                                                                       ---------        ---------
Shareholders' Equity
Share capital (note 16)                                                    913.6            913.6
Contributed surplus (note 3(b))                                              4.8                -
Retained earnings                                                          124.4            155.6
                                                                       ---------        ---------
                                                                         1,042.8          1,069.2
                                                                       ---------        ---------
                                                                       $ 2,745.9        $ 2,816.4
                                                                       =========        =========
Commitments and Guarantees and Indemnities (notes 23 and 24)
Contingent liabilities (note 25)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Russell J. Horner                  /s/ Thomas S. Chambers
----------------------------------     ----------------------------------
Russell J. Horner                      Thomas S. Chambers
Director                               Director




Norske Skog Canada Limited            [63]

                     Consolidated Statements of Cash Flows

(In millions of Canadian dollars)                                                       Years ended December 31,
                                                                                 ------------------------------------
                                                                                   2004          2003          2002
                                                                                 --------      --------      --------
Cash flows provided (used) by:
Operations
 Net earnings (loss)                                                             $  (28.6)     $  (84.5)     $ (123.3)
 Items not requiring (providing) cash
  Amortization                                                                      184.1         189.9         178.5
  Future income taxes                                                               (31.3)        (67.9)        (91.5)
  Increase in other long-term obligations                                            23.5          17.5          19.8
  Foreign exchange gain on translation of long-term debt                            (53.5)        (58.2)        (12.3)
  Loss on repayment of long-term debt                                                 5.2             -             -
  Write-down of property, plant and equipment (note 10)                                 -          14.2             -
  Write-off of deferred financing costs                                                 -             -          15.8
  Other                                                                             (10.5)        (10.9)         (7.6)
                                                                                 --------      --------      --------
                                                                                     88.9           0.1         (20.6)
                                                                                 --------      --------      --------
 Changes in non-cash working capital
  Accounts receivable                                                               (18.1)         57.5          34.7
  Inventories                                                                       (22.2)         10.2         (13.0)
  Prepaids and other                                                                 (0.9)          2.6          (4.9)
  Accounts payable and accrued liabilities                                           16.8         (47.9)          9.0
                                                                                 --------      --------      --------
                                                                                    (24.4)         22.4          25.8
                                                                                 --------      --------      --------
 Cash flows provided by operations                                                   64.5          22.5           5.2
                                                                                 --------      --------      --------
Investing
 Acquisition of paper recycling business (note 4)                                       -         (32.1)            -
 Additions to property, plant and equipment                                         (68.0)        (81.4)        (82.2)
 Proceeds from sale of property, plant and equipment                                  0.5           0.4           1.5
 Proceeds from sale of marketable securities                                            -             -          39.2
 Proceeds from termination of interest rate swaps (note 14)                             -          15.9           3.4
 Purchase price adjustment (note 21)                                                 26.6             -             -
 Decrease (increase) in other assets                                                 (0.9)          1.1          (4.4)
                                                                                 --------      --------      --------
 Cash flows used by investing activities                                            (41.8)        (96.1)        (42.5)
                                                                                 --------      --------      --------
Financing
 Issue of common shares, net of share issue costs (note 16)                             -          (0.1)        208.1
 Increase (decrease) in revolving loan (note 13)                                    (12.5)       (105.7)        119.1
 Issue of long-term debt (note 13)                                                  333.1         212.7             -
 Repayment of long-term debt                                                       (266.1)            -        (386.7)
 Premium and expenses on repayment of long-term debt                                (15.0)            -             -
 Deferred financing costs                                                            (6.2)         (5.6)            -
 Decrease in other long-term obligations                                            (30.0)        (27.7)         (8.0)
                                                                                 --------      --------      --------
 Cash flows provided (used) by financing activities                                   3.3          73.6         (67.5)
                                                                                 --------      --------      --------
Cash and cash equivalents, increase (decrease) during year                           26.0             -        (104.8)
Cash and cash equivalents, beginning of year                                            -             -         104.8
                                                                                 --------      --------      --------
Cash and cash equivalents, end of year                                           $   26.0      $      -      $      -
                                                                                 ========      ========      ========
Supplemental information:
 Income taxes paid                                                               $    4.3      $    7.1      $   12.8
 Net interest paid                                                                   79.0          79.1          72.9
 Common shares issued for acquisition of paper recycling business (note 4)              -          29.1             -
                                                                                 --------      --------      --------

The accompanying notes are an integral part of the consolidated financial statements.

Norske Skog Canada Limited            [64]

                         Consolidated Business Segments

(In millions of Canadian dollars)                                Year ended December 31, 2004
                                                ----------------------------------------------------------------------
                                                                                           Corporate
                                                Specialties     Newsprint       Pulp      Adjustments     Consolidated
                                                -----------     ---------     --------    -----------     ------------
Sales to external customers (note 3(a))          $  1,037.2     $  553.1      $  287.9       $     -      $  1,878.2
Inter-segment sales                                       -            -         127.2        (127.2)              -
Operating earnings (loss)                               1.9         (4.3)        (28.9)            -           (31.3)
Amortization                                          101.5         49.5          33.1             -           184.1
Total assets                                        1,406.0        741.3         576.9          21.7         2,745.9
Additions to property, plant and equipment             28.5         10.1          29.4             -            68.0


                                                                 Year ended December 31, 2003
                                                ----------------------------------------------------------------------
                                                                                           Corporate
                                                Specialties     Newsprint       Pulp      Adjustments     Consolidated
                                                -----------     ---------     --------    -----------     ------------
Sales to external customers (note 3(a))          $  1,002.7      $  539.2      $  278.6       $     -      $  1,820.5
Inter-segment sales                                       -             -         171.5        (171.5)              -
Operating earnings (loss)                             (32.5)        (56.6)        (22.5)            -          (111.6)
Amortization                                           98.5          61.7          29.7             -           189.9
Total assets                                        1,441.8         773.4         575.8          25.4         2,816.4
Additions to property, plant and equipment             28.1          25.6          27.7             -            81.4


                                                                    Year ended December 31, 2002
                                                ----------------------------------------------------------------------
                                                                                           Corporate
                                                Specialties     Newsprint       Pulp      Adjustments     Consolidated
                                                -----------     ---------     --------    -----------     ------------
Sales to external customers (note 3(a))          $    947.9      $  518.2      $  237.9       $     -      $  1,704.0
Inter-segment sales                                       -             -         193.1        (193.1)              -
Operating earnings (loss)                              (1.3)        (86.0)        (34.6)            -          (121.9)
Amortization                                           91.2          63.4          23.9             -           178.5
Total assets                                        1,380.0         851.8         629.1          36.2         2,897.1
Additions to property, plant and equipment             43.9          19.5          18.8             -            82.2

See accompanying note 22 to the consolidated financial statements.


Norske Skog Canada Limited            [65]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |

1. Nature of Operations

Norske Skog Canada Limited, together with its subsidiaries (collectively, the "Company") is a significant newsprint and specialty groundwood paper producer in North America. The Company operates four manufacturing divisions, and one paper recycling division in British Columbia, Canada. The Company operates in three business segments.

         Specialties - Manufacture and sale of groundwood specialty printing paper and kraft paper.

         Newsprint   - Manufacture and sale of newsprint.

         Pulp        - Manufacture and sale of softwood pulps.

The primary markets for the Company's paper products are North America, Latin America and the Pacific Rim. The primary markets for the Company's pulp products are Europe and the Pacific Rim.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). These measurement differences are described in note 26 "Differences between United States and Canadian generally accepted accounting principles".

(a)      Basis of presentation

         The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership. The Company's 50.0% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Hydro Income Fund and the Company, is accounted for using the proportionate consolidation method. All inter-company transactions and amounts have been eliminated on consolidation.

(b)      Use of estimates

         The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts, and income taxes, based on currently available information. Actual amounts could differ from those estimates.

(c)      Revenue recognition

         The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title of the products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.

(d)      Translation of foreign currencies

         The majority of the Company's sales are denominated in foreign currencies, principally the U.S. dollar. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities of the Company's operations denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.


Norske Skog Canada Limited            [66]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |

(e)      Derivative financial instruments

         The Company uses derivative financial instruments in the management of foreign currency, interest rate and commodity price exposures. The Company's policy is not to use derivatives for trading or speculative purposes but only to manage existing financial exposures. Risk management strategies and relationships are assessed on a regular, ongoing basis to ensure the derivatives are achieving the intended hedging objectives. Derivative financial instruments that are designated as hedges for accounting purposes are subject to quarterly effectiveness tests to ensure they remain highly effective. The Company uses hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments.

                  Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in "Sales". Instruments that are not designated as hedges are included in "Prepaids and other" or "Accounts payable and accrued liabilities" on the consolidated balance sheet at their fair value. Gains and losses, both realized and unrealized, from such instruments that are not designated as hedges are also recorded in "Sales".

                  Price risk associated with the sale of products or purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. Realized gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged item in "Cost of sales". Instruments that are not designated as hedges are included in "Prepaids and other" or "Accounts payable and accrued liabilities" on the consolidated balance sheet at their fair value. Changes in fair value are recognized in "Cost of sales".

                  Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. These instruments are reported under "Other assets" or "Other long-term obligations" on the consolidated balance sheet at their fair value with changes in fair value recognized in "Foreign exchange gain (loss) on translation of long-term debt", offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

                  Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Settlement amounts under interest swap agreements formally designated as hedges are recognized in interest expense, offsetting the interest expense otherwise incurred.

                  When the Company discontinues its designation of a hedging relationship, or when a hedging relationship is no longer effective, hedge accounting is discontinued. When the Company discontinues hedge accounting, the derivative financial instrument is recorded on the consolidated balance sheet at fair value. Gains and losses that had previously been deferred are carried forward for recognition in the statement of earnings in the same period that the hedged item is recognized.

                  Cash flows from derivative financial instruments that are designated as hedges are classified in "Operations" on the consolidated statement of cash flows consistent with the hedged transaction. Derivatives not designated as hedges are also classified in "Operations".

(f)      Cash and cash equivalents

         Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost, which approximates market value.

(g)      Inventories

         Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.



Norske Skog Canada Limited            [67]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |


(h)      Property, plant and equipment

         Property, plant and equipment is recorded at cost, including capitalized interest.

         Buildings, machinery and equipment are amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets are:

               Buildings                                 2.5 - 5.0%
               Pulp and paper machinery and equipment    5.0%

         During periods of major production interruption, an obsolescence amount of 10% of normal amortization is charged on manufacturing equipment.

         No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

(i)      Environmental costs

         Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of "Property, plant and equipment", and amortization is subsequently charged to income over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(j)      Deferred financing costs

         Deferred financing costs included in "Other assets" on the consolidated balance sheet represent the issuance costs of the Company's long-term debt. Related amortization is included in interest expense on a straight-line basis over the term of the debt.

(k)      Share issue costs

         Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(l)      Income taxes

         Income taxes are accounted for using the liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(m)      Deferred credits

         Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to "Income tax recovery" in the consolidated statement of earnings in proportion to the net reduction in the future income tax asset that gave rise to the deferred credit.



Norske Skog Canada Limited            [68]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |


(n)      Employee future benefits - pensions and other employee future benefits

         The estimated cost for pensions provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees' active years of service. The net periodic benefit cost includes:

         -- the cost of pension benefits provided in exchange for employees' services rendered during the year,

         --       the interest cost of pension obligations,

         -- the expected long-term return on pension fund assets based on the fair value for all asset classes,

         --       gains or losses on settlements or curtailments,

         -- the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans, unless the period is less than five years, in which case such costs are amortized over five years, and

         -- the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the average remaining service period of the active employee group covered by the plans, unless the period is less than five years, in which case such costs are amortized over five years.

(o)      Earnings per share

         Basic earnings (loss) per share are computed by dividing net earnings
         (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share are computed using the treasury stock method.

(p)      Marketable securities

         Marketable securities are valued at the lower of cost or quoted market value.

(q)      Comparative figures

         Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

3.       Change in Accounting Policies

(a)      Generally accepted accounting principles

         Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook ("the Handbook")
         Section 1100, "Generally Accepted Accounting Principles" recommendations. Among other recommendations, the section more clearly defines alternate sources of Canadian GAAP when a matter is not explicitly addressed by primary sources of Canadian GAAP. Historically, the Company, consistent with other issuers in the forest industry, recorded distribution costs as a deduction from sales. The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses. As a result, distribution costs have been reclassified from "Net sales" to "Cost of sales" which resulted in an increase in "Sales" and "Cost of sales" for the years ended December 31, 2003 and 2002 by $229.3 million and $221.7 million, respectively. The application of Section 1100 had no impact on the Company's net earnings.

(b)      Stock-based compensation

         Effective January 1, 2004, the Company adopted the CICA amended recommendations of Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". These recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees. Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award's


Norske Skog Canada Limited            [69]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |


         vesting period. The standard has been applied retroactively without restatement of prior periods, and resulted in an adjustment of $2.6 million to the opening balance of retained earnings and contributed surplus of the current year to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002. For the year ended December 31, 2004, the Company recorded $2.2 million as an expense for the stock-based compensation plans. The pro forma disclosures with respect to the years ended December 31, 2003, and 2002 are provided in note 17 of these consolidated financial statements.

(c)      Impairment of long-lived assets

         Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3063, "Impairment of Long-lived Assets". These recommendations require an entity to recognize an impairment loss when an event or change in circumstances occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived assets' carrying amount exceeds its fair value. The adoption of this new standard had no impact on the consolidated financial statements for the year ended December 31, 2004.

(d)      Asset retirement obligations

         Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3110, "Asset Retirement Obligations", with respect to recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of this new standard had no material impact on the consolidated financial statements for the year ended December 31, 2004.

(e) Hedging relationships and accounting for trading, speculative, or non-derivative financial instruments

         Effective January 1, 2004, the Company adopted the CICA's Accounting Guideline 13, "Hedging Relationships", on the requirements related to the identification, designation, documentation and effectiveness of hedging relationships. The new standard has been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.

                  The Company also applied the accounting treatment prescribed by the CICA's Emerging Issues Committee ("EIC") 128 with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. Under EIC 128, derivative financial instruments for which hedge accounting is not applied are recorded on the consolidated balance sheet at fair value, with unrealized changes in fair value recorded in the consolidated statement of earnings. Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline, or which the Company has elected not to formally designate as hedges.

(f)      Revenue recognition

         Effective January 1, 2004, the Company applied the accounting treatments of EIC-141, "Revenue Recognition", ("EIC-141"), EIC-142, "Revenue Arrangements with Multiple Deliverables", ("EIC-142") and EIC-143, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts", ("EIC-143"). EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook Section 3400, "Revenue". Specifically, EIC-141 presents the criteria that must be met before revenue can be recognized. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The application of these accounting treatments had no impact on the consolidated financial statements for the year ended December 31, 2004.


Norske Skog Canada Limited            [70]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |


(g)      Employee future benefits - additional disclosures

         In March 2004, CICA Handbook Section 3461, "Employee Future Benefits", was amended for fiscal years ending on or after June 30, 2004. The amendments prescribe additional disclosure requirements for defined benefit pension plans and other employee future benefits. Effective June 30, 2004, the Company adopted the new disclosure requirements of
         Section 3461. The Company's consolidated financial statements for the year ended December 31, 2004, reflect these new disclosures prescribed by Section 3461.

4. Business Acquisition

On December 1, 2003, the Company completed the acquisition of a paper recycling business from Newstech Recycling Partnership (the "Acquisition") for a total purchase price of $61.1 million, including working capital.

         The Company's consideration comprised of $31.5 million in cash, $29.0 million in equity and $0.6 million in transaction costs. The value of the 8,693,988 common shares issued was determined by the weighted average trading price of the Company's common shares over the two-day period before December 1, 2003, which was the date the terms of the Acquisition were agreed to and announced.

         The Acquisition has been accounted for using the purchase method of accounting and the results of the operations of the business have been consolidated from the date of acquisition. The following amounts have been assigned to the assets and liabilities acquired, based on their fair-values as at December 1, 2003.

Assets acquired:
 Net working capital                     $   4.5
 Fixed assets                               84.3
                                         -------
                                            88.8
                                         -------
Liabilities assumed:
 Future income taxes                        27.7
                                         -------
 Fair-value of net assets acquired       $  61.1
                                         =======


         Under the terms of the Acquisition, the Company will lease land and buildings housing the operations for an initial term of 20 years, with a 10-year renewal option.

5. Other Income (Expense), net

Other income (expense), net, for the years ended December 31 was as follows:


                                              2004         2003        2002
                                             -----        -----      -------
Write-off of deferred financing costs        $   -        $   -      $ (15.8)
Gain on sale of marketable securities            -            -          4.8
Other                                          1.2         (3.9)        (2.3)
                                             -----        -----      -------
                                             $ 1.2        $(3.9)     $ (13.3)
                                             =====        =====      =======

Norske Skog Canada Limited            [71]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |

6. Interest Expense, net

Interest expense, net, for the years ended December 31 was as follows:

                                                2004         2003         2002
                                              -------      -------      -------
Interest on long-term debt                    $  79.0      $  80.7      $  80.0
Fixed-to-floating interest rate swaps            (6.8)        (8.5)        (6.4)
Amortization of deferred financing costs          3.7          4.3          5.0
Capitalized interest                             (0.3)        (0.9)           -
Interest income                                  (0.4)        (0.5)        (1.7)
Other                                            (0.3)        (0.1)        (0.7)
                                              -------      -------      -------
                                              $  74.9      $  75.0      $  76.2
                                              =======      =======      =======

7. Income Taxes

The components of income tax recovery for the years ended December 31 were as follows:

                 2004           2003           2002
              ---------      ---------      ---------
Current       $     3.2      $     5.9      $    15.7
Future            (31.3)         (67.9)         (91.5)
              ---------      ---------      ---------
              $   (28.1)     $   (62.0)     $   (75.8)
              =========      =========      =========

         The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

                                         2004                2003             2002
                                    --------------     --------------   ---------------
Income tax recovery at Canadian
 statutory income tax rates         $(20.1)   35.5%   $(52.1)   35.5%   $(70.7)   35.5%
Increase (decrease) in income
  taxes for:
 Non-taxable income and expenses      (8.1)   14.3      (8.9)    6.1      (1.9)    1.0
 Difference in foreign tax rate       (2.3)    4.0      (2.4)    1.6         -       -
 Change in the future income tax
  estimate for prior years               -       -         -       -      (9.7)    4.9
 Release of deferred credits             -       -      (5.3)    3.6         -       -
 Large corporations tax                4.3    (7.6)      5.2    (3.5)      5.7    (2.9)
 Other                                (1.9)    3.3       1.5    (1.0)      0.8    (0.4)
                                    ------    ----    ------    ----    ------    ----
Income tax recovery                 $(28.1)   49.5%   $(62.0)   42.3%   $(75.8)   38.1%
                                    ======    ====    ======    ====    ======    ====


Norske Skog Canada Limited            [72]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) at December 31 were as follows:


                                                        2004             2003
                                                       -------          -------
Future income tax liability
  Property, plant and equipment                        $ 535.9          $ 557.6
  Other                                                   86.8             49.0
                                                       -------          -------
                                                         622.7            606.6
                                                       -------          -------
Future income tax assets
  Non-capital loss carry-forwards                       (206.5)          (154.3)
  Employee future benefits                               (67.3)           (65.5)
  Other                                                  (22.3)           (34.5)
                                                       -------          -------
                                                        (296.1)          (254.3)
Valuation allowance                                        6.3             11.0
                                                       -------          -------
                                                        (289.8)          (243.3)
                                                       -------          -------
Net future income tax liability                        $ 332.9          $ 363.3
                                                       =======          =======


8. Earnings Per Share

The following weighted average number of shares for the years ended December 31 were used for computation of earnings per share:


                                                       2004          2003       2002
                                                      ------        ------     -------
Net earnings (loss) reported                          $(28.6)       $(84.5)    $(123.3)
Weighted average shares used in computation
  of basic earnings per share (in millions)            214.6         206.6       193.4
Weighted average shares from assumed conversion
  of dilutive options (in millions)                        -             -           -
Weighted average shares used in computation
  of diluted earnings per share (in millions)          214.6         206.6       193.4
Basic and diluted earnings (loss) per share
  (in dollars)                                        $(0.13)       $(0.41)     $(0.64)




Norske Skog Canada Limited           [73]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in million of Canadian dollars,
                        excerpt where otherwise stated |

9. Inventories

Inventories at December 31 were as follows:



                                                         2004             2003
                                                       -------          -------
Specialties                                            $ 53.7           $ 47.4
Newsprint                                                28.5             28.0
Pulp                                                     25.3             16.0
                                                       ------           ------
Total finished goods and work in progress               107.5             91.4
Wood chips, pulp logs and other raw materials            56.1             50.2
Operating and maintenance supplies                       94.5             94.3
                                                       ------           ------
                                                       $258.1           $235.9
                                                       ======           ======

10. Property, Plant and Equipment

Property, plant and equipment at December 31 were as follows:


                                                                        2004
                                                                    Accumulated      Net Book
                                                     Cost           Amortization      Value
                                                   --------         ------------    ---------
Buildings and land

  Specialties and newsprint                        $  406.6           $  135.3        $  271.3
  Pulp                                                105.0               42.0            63.0
                                                   --------           --------        --------
Machinery and equipment
  Specialties and newsprint                        $2,432.7           $  966.5        $1,466.2
  Pulp                                                850.4              478.0           372.4
                                                   --------           --------        --------
                                                   $3,794.7           $1,621.8        $2,172.9
                                                   ========           ========        ========





                                                                        2003
                                                                    Accumulated      Net Book
                                                    Cost            Amortization      Value
                                                  --------          ------------     --------
Buildings and land
  Specialties and newsprint                       $  399.8             $  121.5      $  278.3
  Pulp                                               105.0                 41.4          63.6
                                                   -------             --------      --------
Machinery and equipment
  Specialties and newsprint                       $2,403.4             $  847.4      $1,556.0
  Pulp                                               821.2                428.9         392.3
                                                  --------             --------      --------
                                                  $3,729.4             $1,439.2      $2,290.2
                                                  ========             ========      ========

In December 2003, the Company recorded a write-down of $14.2 million relating to the permanent closure of a portion of its pulp producing capacity at its Elk Falls mill, in early 2004. There were no such amounts recorded in 2004.



Norske Skog Canada Limited           [74]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


11. Other Assets

Other assets at December 31 were as follows:



                                                         2004             2003
                                                       -------          -------
Deferred financing costs                               $ 21.5           $ 25.2
Deferred charges and other                                6.0              5.0
                                                       ------           ------
                                                       $ 27.5           $ 30.2
                                                       ======           ======

12. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31 were as follows:


                                                         2004             2003
                                                       -------          -------
Trade accounts payable                                 $141.8           $127.7
Accrued payroll and related liabilities                  86.4             82.4
Pension plans (note 18)                                  18.1             17.8
Post-retirement benefit plans (note 18)                   5.6              5.3
Accrued interest                                         10.6             11.5
Other                                                    23.0             22.6
                                                       ------           ------
                                                       $285.5           $267.3
                                                       ======           ======

13. Long-term Debt

The Company's long-term debt, all of which matures beyond one year, at December 31 was as follows:


                                                           2004             2003
                                                         -------          -------
Recourse
Senior notes, 10% due March 2009 (US$200.0 million)      $    -           $ 274.5
Senior notes, 8.625% due June 2011 (US$400.0 million)     485.1             521.2
Senior notes, 7.375% due March 2014 (US$250.0 million)    300.9                 -
                                                         ------           -------
                                                          786.0             795.7
Revolving operating facility of up to $350.0 million
  due July 2007                                               -              12.5
                                                         ------           -------
                                                          786.0             808.2
Non-recourse (PREI)
First Mortgage Bonds, 6.387% due July 2009                 37.6              37.6
                                                         ------           -------
                                                         $823.6            $845.8
                                                         ======            ======



Norske Skog Canada Limited           [75]

                   Notes to Consolidated Financial Statements
          | Amounts expressed in millions of Canadian dollars, except
                            where otherwise stated |

On March 23, 2004, the Company issued, at par, US$250.0 million 7.375% senior notes due March 1, 2014 for cash proceeds of $333.1 million. The net proceeds were used to redeem the 10% senior notes and for general corporate purposes. The Company recorded a loss of $5.2 million on repayment of the 10% senior notes.

     During the year ended December 31, 2004, the maturity of the $350.0 million revolving operating facility (the "Facility") was extended by one year, to July 2007. Borrowings under the Facility bear interest at a rate based on Canadian dollar prime/banker's acceptance or U.S. dollar base/LIBOR rates, plus a margin that varies with the Company's credit rating. A commitment fee, representing a percentage of the margin, applies to the undrawn portion of the Facility. Substantially all of the assets of the Company are pledged as security under the Facility. Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at December 31, 2004. At December 31, 2004, the Facility was undrawn and after outstanding letters of credit of $22.6 million, $318.5 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As of December 31, 2004, no such debt has been incurred.

     The indentures and agreements governing the Company's senior notes and the Facility contain customary restrictive covenants, including restrictions on the incurrence of additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2004 and 2003, the Company remained in compliance with the covenants under both its Facility and bond indentures. The Company's Consolidated Fixed Charge Ratio of the bond indentures, calculated on a trailing twelve month basis, exceeded the 2.0:1 threshold as at December 31, 2004, whereas it was below the 2.0:1 threshold as at December 31, 2003. While not constituting a default, remaining below this threshold prohibited the issuance of additional debt that could be incurred outside of the existing Facility.

     The Company continues to be subject to restrictions on paying dividends under its senior notes. The restriction on certain payments, defined in the note indentures, is principally based on changes in shareholders' equity. With the Company's accumulated losses since 2002, the Company is not currently permitted, under its 8.625% senior note indenture, to pay dividends.

Scheduled long-term debt repayments

                                                   Recourse         Non-recourse
                                                    Debt                Debt
                                                   --------         ------------
2005                                               $     -            $    -
2006                                                     -                 -
2007                                                     -                 -
2008                                                     -                 -
2009                                                     -              37.6
Thereafter                                           786.0                 -
                                                   -------            ------
                                                    $786.0             $37.6
                                                   =======            ======

Norske Skog Canada Limited           [76]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


Fair value of long-term debt

The following estimated fair values of the Company's long-term debt at December 31 have been determined based on management's best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:



                                                        2004            2003
                                                       ------          ------
Recourse                                                $830.0          $845.4
Non-recourse                                              39.8            39.2
                                                        ------          ------
                                                        $869.8          $884.6
                                                        ======          ======

14. Other Long-term Obligations

Other long-term obligations at December 31 were as follows:


                                                             2004            2003
                                                            ------          ------
Post-retirement benefit plans (note 18)                    $132.1          $120.4
Pension plans (note 18)                                      33.2            40.2
Forward foreign currency contracts hedging long-term debt    44.1            55.4
Deferred gain on termination of interest rate swaps           4.2            10.2
Environmental, remedial and other                            20.0            23.6
                                                           ------          ------
                                                           $233.6          $249.8
                                                           ======          ======


     During the year ended December 31, 2003, fixed-to-floating interest rate swaps on US$105.0 million were terminated for proceeds of $15.9 million. The proceeds are being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination. The deferred gain on termination of interest rate swaps represents the unamortized portion of the proceeds.

15. Deferred Credits

Deferred credits at December 31 were as follows:


                                                             2004            2003
                                                            ------          ------
Beginning of year                                           $ 21.0          $  8.5
Net price adjustment related to acquired tax losses            6.5            17.8
Adjustment related to release of deferred credits                -            (5.3)
                                                            ------          ------
End of year                                                 $ 27.5          $ 21.0
                                                            ======          ======


Norske Skog Canada Limited           [77]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


     In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited ("FCL"), a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price of these companies is subject to adjustment under certain conditions. During the year, the Company recorded a downward adjustment of $6.5 million (net of taxes of $0.8 million on the interest component), reflecting a reduction to the purchase price (2003:
$17.8 million). This adjustment has been recorded as an increase to deferred credits.

16. Share Capital

(a) Authorized

    The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b) Issued and outstanding

                                                                      2004                            2003
                                                            -----------------------         -----------------------
                                                              Shares           $              Shares            $
                                                            -----------      ------         -----------       -----
Issued and outstanding:
  Common shares                                             214,604,120       913.6         214,604,120       913.6
                                                            -----------      ------         -----------       -----
Continuity of common shares:
  Beginning of year                                         214,604,120       913.6         205,910,132       884.6
  Issued for business acquisition (note 4)                            -           -           8,693,988        29.1
  Share issue costs (2003-net of income
    tax recovery of $0.1 million)                                     -           -                   -        (0.1)
                                                            -----------      ------         -----------       -----
End of year                                                 214,604,120       913.6         214,604,120       913.6
                                                            ===========      ======         ===========       =====



17. Stock-based Compensation Plans

(a) Stock option plans

    The Company has an employee share option plan for its key officers, directors and employees. Options granted prior to January 31, 2003 have a term of five years and the options granted thereafter have a term of ten years. These options are exercisable as to 1/3 on and after the first anniversary date, as to 2/3 on and after the second anniversary date and as to all on and after the third anniversary date, unless the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that date. Market price is determined by the weighted average price per share for all sales of the shares on The Toronto Stock Exchange ("TSX") during the ten consecutive trading days preceding the date on which a determination of Market Price is required under the plan. The stock option plan provides for the issuance of up to a maximum of 10.0 million common shares.


Norske Skog Canada Limited           [78]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |



     In accordance with the Section 3870 of the CICA Handbook, the Company applies the fair-value method for recording share options granted to directors, officers and employees. The pro forma effect on net earnings (loss) and net earnings (loss) per common share if the fair-value method had been used in the prior periods to determine compensation cost for share options is as follows:



                                                         2003             2002
                                                       -------          -------
Net loss:
  As reported                                          $(84.5)          $(123.3)
  Pro forma                                             (86.5)           (123.9)
Net loss per common share (in dollars)
  As reported                                          $(0.41)           $(0.64)
  Pro forma                                             (0.42)            (0.64)


     The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:





                                                         2004             2003            2002
                                                       -------          -------         -------
Risk-free interest rate                                 4.5%             4.9%             5.0%
Annual dividends per share                               Nil              Nil              Nil
Expected stock price volatility                        28.3%            27.3%            27.3%
Expected option life (in years)                          4.0              4.0              4.0
Average fair value of options granted (in dollars)     $1.50            $1.73            $1.75


     Changes during the years ended December 31, in the number of options outstanding, were as follows:


                                                           2004                        2003                        2002
                                                   -----------------------     --------------------------   ------------------------
                                                                 Weighted                     Weighted                    Weighted
                                                                 Average                      Average                     Average
                                                                 Exercise                     Exercise                    Exercise
                                                  Number of       Price        Number of       Price        Number of      Price
                                                   Options     (in dollars)     Options      (in dollars)    Options    (in dollars)
                                                  ---------    ------------    ---------     ------------   --------    ------------
Beginning of year                                 4,495,500       $6.07        4,722,000        $6.08       1,330,000      $6.60
Granted                                           1,637,500        4.39          100,000         5.81       3,412,000       5.89
Exercised                                                 -           -                -            -               -         -
Expired or cancelled                               (181,667)       5.67         (326,500)        6.20         (20,000)      7.13
                                                  ---------       -----        ---------        -----       ---------      -----
End of year                                       5,951,333       $5.62        4,495,500        $6.07       4,722,000      $6.08
                                                  =========       =====        =========        =====       =========      =====



Norske Skog Canada Limited           [79]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |



     The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:


                                  Options Outstanding                          Options Exercisable
                    -------------------------------------------------     ------------------------------
                                      Weighted
                                      Average              Weighted                         Weighted
                                     Remaining              Average                          Average        Accelerated
Exercise            Number of        Option Life        Exercise Price     Number of     Exercise Price        Price
Prices               Options          (years)            (in dollars)       Options       (in dollars)      (in dollars)
--------            ---------        -----------        --------------     ---------     --------------     ------------
$6.60               1,221,500           1.7                $6.60           1,221,500         $6.60            $ 9.47
 7.13               1,021,000           2.1                 7.13             680,666          7.13             10.00
 5.25               2,008,000           2.8                 5.25           1,338,666          5.25              7.54
 5.81                  63,333           3.1                 5.81              23,333          5.81              8.35
 4.39               1,637,500           4.1                 4.39                  -           4.39              6.30
-----               ---------           ---                -----           ---------         -----            ------
                    5,951,333           2.8                $5.62           3,264,165         $6.15            $ 8.03
                    =========           ===                =====           =========         =====            ======


(b)  Deferred share unit plan

     The Company has established a deferred share unit ("DSU") plan for its directors. Under the terms of this plan, directors may elect to receive their annual remuneration in DSUs, cash or a combination thereof. Each DSU has a value equivalent to the Company's weighted average share price on the TSX, during the ten consecutive trading days prior to the issuance date of the DSU. A director's DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than November 15 of the calendar year commencing immediately after the director's termination date. The value shall be paid by the Company as a lump sum in cash, equal to the fair value at that date, after deduction of applicable taxes and other source deductions required to be withheld. During the year ended December 31, 2004, the Company recognized $0.5 in expense (2003-$0.2 million). As at December 31, 2004, 225,336 DSUs are outstanding under this plan (2003-121,295 DSUs) and there is approximately $0.8 million payable.

18. Employee Future Benefits

Description of benefit plans

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.

     The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company's contributions are based on a percentage of an employee's earnings with the Company's funding obligations being satisfied upon crediting contributions to an employee's account.

     The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Norske Skog Canada Limited           [80]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2004, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $29.4 million (2003 - $15.4 million).

Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at November 30 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006.

Defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:


                                                             Pension Benefit Plans      Other Benefit Plans
                                                             ---------------------      -------------------
                                                               2004       2003            2004       2003
                                                              ------     ------          ------     ------
Accrued benefit obligations

  Balance at beginning of year                                $327.2     $320.4          $183.6     $160.1
  Service cost of defined benefit segment                        4.5        4.3             4.3        4.2
  Interest cost on accrued benefit obligation                   19.8       20.1            11.1       11.0
  Employee contributions                                         0.5        0.5               -          -
  Benefit payments                                             (26.0)     (25.1)           (5.3)      (4.6)
  Actuarial loss (gain) and other adjustments                    9.4        7.0           (15.5)      12.9
                                                              ------     ------           -----     ------
  Balance at end of year                                      $335.4     $327.2          $178.2     $183.6
                                                              ======     ======          ======     ======

Defined benefit plan assets

The following table represents the change in the fair value of assets of defined benefit plans:




                                                             Pension Benefit Plans      Other Benefit Plans
                                                             ---------------------      -------------------
                                                               2004       2003            2004       2003
                                                              ------     ------          ------     ------
Plan assets
Balance at beginning of year                                  $214.7     $224.0          $  -        $  -
  Actual return on plan assets                                  24.0       11.1             -           -
  Service cost of defined contribution segment                     -       (4.5)            -           -
  Employee contributions                                         0.5        0.5             -           -
  Company contributions                                         19.1        8.4           5.5         4.9
  Other                                                          1.0        0.3             -           -
  Benefit payments                                             (26.0)     (25.1)         (5.5)       (4.9)
                                                              ------     ------          ----       -----
Balance at end of year                                        $233.3     $214.7          $  -       $   -
                                                              ======     ======          ====       =====



Norske Skog Canada Limited           [81]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


     The asset allocation for the Company's defined benefit pension plans, by asset category, were as follows:



Plan assets at December 31,                                 2004           2003
---------------------------                                ------         ------
Equity securities                                           57.4%          61.0%
Fixed income securities                                     42.6%          39.0%
                                                           ------         ------
Total                                                      100.0%         100.0%
                                                           ======         ======


Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2004 and 2003. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

     The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

     As at December 31, 2004, there was a total funding deficit of $102.1 million (2003 - $112.5 million) in the Company's various pension plans. Of this amount $60.4 million (2003 - $70.7 million) related to funded defined benefit pension plans and $41.7 million (2003 - $41.8 million) to "pay-as-you-go" unfunded defined benefit pension plans. In addition, the Company have other "pay-as-you-go" post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $178.2 million at December 31, 2004 (2003 - $183.6 million).




                                                           Pension Benefit Plans        Other Benefit Plans
                                                           ---------------------        -------------------
                                                            2004          2003           2004        2003
                                                           -------       -------        -------     -------
Accrued benefit obligation at end of year                  $ 335.4       $ 327.2        $ 178.2     $ 183.6
Fair value of plan assets at end of year                     233.3         214.7              -           -
                                                            ------        ------        -------     -------
Funded status deficit                                       (102.1)       (112.5)        (178.2)     (183.6)
Transitional balance                                             -          (0.3)             -           -
Unrecognized past service costs                                0.3           0.5           (2.3)       (2.5)
Unrecognized actuarial losses                                 50.7          54.5           42.8        60.4
                                                           -------       -------        -------     -------
Accrued benefit obligation recognized
  in the consolidated balance sheets                       $ (51.1)      $ (57.8)       $(137.7)    $(125.7)
                                                           =======       =======        =======     =======


Norske Skog Canada Limited           [82]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


Classification of accrued obligations:

The accrued benefit obligation is included in the Company's balance sheet as follows:

-------------------------------------------------------------------------------------------
                                            Pension Benefit Plans      Other Benefit Plans
                                            ---------------------     ---------------------
                                              2004          2003        2004          2003
                                            -------       -------     -------       -------
Other assets                                $   0.2       $   0.2     $     -       $     -
Accounts payable and accrued liabilities      (18.1)        (17.8)       (5.6)         (5.3)
Other long-term obligations                   (33.2)        (40.2)     (132.1)       (120.4)
-------------------------------------------------------------------------------------------
                                            $ (51.1)      $ (57.8)    $(137.7)      $(125.7)
===========================================================================================


Components of costs recognized in the year:

---------------------------------------------------------------------------------------------
Pension Plans                                                       2004      2003      2002
                                                                   ------    ------    ------
Defined benefit costs:
   Current service cost                                            $  4.5    $  4.0    $  4.1
   Interest cost                                                     19.8      20.4      20.6
   Actual return on assets                                          (23.9)     11.7       9.5
   Actuarial (gain)/loss                                              9.0       7.5      (0.7)
   Prior service costs                                                   -        -       6.5
   Difference between actual and expected return                      7.8     (28.3)    (29.6)
   Difference between actual and recognized actuarial gain/(loss)    (5.7)     (4.9)      1.2
   Difference between actual and recognized prior service costs       0.2       0.3      (6.0)
   Amortization of transitional balance                              (0.3)     (0.7)     (0.7)
---------------------------------------------------------------------------------------------
                                                                     11.4      10.0       4.9
---------------------------------------------------------------------------------------------
Defined contribution costs:
   Current service cost                                               5.2       4.7       4.5
---------------------------------------------------------------------------------------------
                                                                   $ 16.6    $ 14.7    $  9.4
=============================================================================================


Norske Skog Canada Limited            [83]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |

---------------------------------------------------------------------------------------------
Other Benefit Plans                                                 2004      2003      2002
                                                                   ------    ------    ------
Defined benefit costs:
   Current service cost                                            $  4.3    $  4.3    $  3.4
   Interest cost                                                     11.2      11.2       9.3
   Actuarial (gain)/loss                                            (15.2)     13.0         -
   Prior service costs                                                  -         -      36.2
   Difference between actual and recognized actuarial gain/(loss)    17.8     (10.1)      1.9
   Difference between actual and recognized prior service costs      (0.2)     (0.2)    (36.4)
---------------------------------------------------------------------------------------------
                                                                   $ 17.9    $ 18.2    $ 14.4
=============================================================================================


Unionized employees of the Company are members of industry-wide benefit plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company's contribution of $18.4 million for the year end December 31, 2004 (2003 - $18.4 million; 2002 - $16.2 million).

Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

------------------------------------------------------------------------------------
                                                                2004           2003
                                                           --------------     ------
Benefit obligations at December 31,
   Discount rate                                                    6.00%      6.25%
   Rate of compensation increase                                    3.00%      3.00%
Net expense for year ended December 31,
   Discount rate                                                    6.25%      6.50%
   Rate of compensation increase                                    3.00%      3.00%
   Expected rate of return on plan assets                           7.50%      7.50%
Assumed health care cost trend rate at December 31,
   Extended health benefits
      Initial health care cost trend rate                          11.00%     14.00%
      Annual rate of decline in trend rate                          1.00%      1.00%
      Ultimate health care cost trend rate                          5.00%      5.00%
   Dental benefits
      Dental care cost trend rate                                   5.00%      5.00%
   Medical services plan benefits
      Premium trend rate                                         5% until
                                                           June 30, 2004,
                                                            2% thereafter      5.00%
------------------------------------------------------------------------------------


Norske Skog Canada Limited            [84]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2004.

--------------------------------------------------------------------------------
                                                            Other Benefit Plans
                                                           ---------------------
                                                           Increase     Decrease
                                                           --------     --------
Total of service and interest cost                           $ 3.2       $ (2.5)
Accrued benefit obligation                                   $31.8       $(25.2)
--------------------------------------------------------------------------------


19.  Financial Instruments

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.

(a)  Revenue risk management instruments

         Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

--------------------------------------------------------------------------------------------
                                            Options
---------------------------------------------------------------------
                           Purchased Options         Sold Options        Forward Contracts
---------------------------------------------------------------------   --------------------
                              Average Rate           Average Rate           Average Rate
                          --------------------   --------------------   --------------------
Term                      US$Millions   C$/US$   US$Millions   C$/US$   US$Millions   C$/US$
-----------------------   -----------   ------   -----------   ------   -----------   ------
As at December 31, 2004
0 to 12 months               $ 422      1.2902      $ 362      1.3588      $ 49       1.2798
13 to 24 months                 56      1.2882         56      1.3693         -            -
---------------------------------------------------------------------   --------------------
                             $ 478      1.2900      $ 418      1.3602      $ 49       1.2798
---------------------------------------------------------------------   --------------------

As at December 31, 2003
0 to 12 months               $ 324      1.4477      $ 142      1.5756      $ 56       1.5764
13 to 24 months                105      1.3647         54      1.4539         9       1.5269
---------------------------------------------------------------------   --------------------
                             $ 429      1.4273      $ 196      1.5421      $ 65       1.5695
---------------------------------------------------------------------   --------------------


Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in "Sales". At December 31, 2004, all of the above contracts are designated as hedging instruments, except for U.S. $138 million where the associated revenue has been recognized. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $50.2 million, of which $14.2 million has been recognized and is included in "Sales" and "Prepaids and other".

         At December 31, 2004, no price hedging instruments were outstanding in respect of pulp and paper products sold.


Norske Skog Canada Limited            [85]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


(b)  Cost risk management instruments
     Oil and gas contracts outstanding were as follows:

-------------------------------------------------     ---------------------
                                Oil Contracts             Gas Contracts
-------------------------------------------------     ---------------------
                             Barrels      Average     Gigajoules    Average
                             ("bbl")       Rate         ("Gj")       Rate
Term                        ("000's")     US$/bbl     (millions)    US$/Gj
-----------------------     ---------     -------     ----------    -------
As at December 31, 2004
0 to 12 months                 125        $ 20.85         0.6       $  5.58
13 to 36 months                 80          32.34           -             -
-------------------------------------------------     ---------------------
                               205        $ 25.33         0.6       $  5.58
-------------------------------------------------     ---------------------

As at December 31, 2003
0 to 12 months                 317        $ 23.24         1.6       $  3.89
13 to 36 months                 60          24.07           -             -
-------------------------------------------------     ---------------------
                               377        $ 23.37         1.6       $  3.89
-------------------------------------------------     ---------------------


     The above instruments are not designated as hedging instruments for accounting purposes and are reported under "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales". At period-end swap rates, the net amount the Company would receive to settle these swaps is $3.8 million, of which $3.5 million has been recognized and is included in "Cost of sales" and "Prepaids and other".

(c)  Long-term debt risk management instruments

     The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$115.5 million over a three-year period at rates averaging C$1.5753/US$. These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Foreign exchange gain on translation of long-term debt". At period-end exchange rates, the net amount the Company would pay to settle these contracts is $41.7 million.

(d)  Interest rate swaps

     The Company has entered into fixed-to-floating interest rate swaps on US$30 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus an average of 1.97%. The swaps mature March 1, 2014, and are cancellable at the counterparties' option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense offsetting the interest expense otherwise incurred. At period-end rates, the net amount the Company would receive to settle these contracts is $1.4 million.

(e)  Credit risk

     The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk, principally through credit policies, which include the analysis of the financial position of its customers and the regular


Norske Skog Canada Limited            [86]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


     review of their credit limits. The Company also subscribes to credit insurance for a majority of its receivables, and bank letters of credit, as required.

     The Company is exposed to credit risk with counterparties to the Company's derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality.

(f)  Fair value

     Estimated fair-values of financial instruments, which differ from carrying values at December 31, were as follows:

--------------------------------------------------------------------------------------------
                                                               2004               2003
                                                         -----------------  ----------------
                                                         Carrying   Fair    Carrying   Fair
                                                          Value     Value    Value     Value
                                                         --------   -----   --------   -----
Forward contracts and options hedging future
   U.S. dollar receipts                                   $ 14.2    $ 50.2   $ 15.3    $ 74.1
Commodity swaps hedging future oil and gas purchases         3.5       3.8        -       3.6
Instruments related to long-term debt risk management
   Forward contracts to buy U.S. dollars                   (44.1)    (41.7)   (55.4)    (50.0)
   Fixed to floating interest swaps                            -       1.4        -         -
--------------------------------------------------------------------------------------------


     The fair value of options and forward foreign currency contracts is based on mid-market rates from financial institutions.

20.  Interest in Joint Venture

PREI commenced operations in February 2001 and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations. PREI is a joint venture which provides power to the Company. The following amounts represent the Company's 50.0% interest in PREI which is proportionately consolidated:

-----------------------------------------------------------------------
                                                    As at December 31,
                                                   --------------------
                                                    2004          2003
                                                   ------        ------
Balance sheet
   Current assets                                  $  2.4        $  0.9
   Fixed assets                                      57.1          57.2
   Other assets                                       1.3           1.3
-----------------------------------------------------------------------
                                                   $ 60.8        $ 59.4
=======================================================================

   Current liabilities                             $  1.5        $  1.4
   Long-term liabilities                             75.8          74.4
   Deficit                                          (16.5)        (16.4)
-----------------------------------------------------------------------
                                                   $ 60.8        $ 59.4
=======================================================================


Norske Skog Canada Limited            [87]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |

--------------------------------------------------------------------------------
                                                   Year ended December 31,
                                              ----------------------------------
                                               2004          2003          2002
                                              ------        ------        ------
Statement of operations
   Sales                                      $ 10.1        $  9.5        $  9.5
   Cost of sales                                 2.1           2.2           2.7
   Amortization                                  1.3           1.6           0.7
--------------------------------------------------------------------------------
   Operating earnings                            6.7           5.7           6.1
   Other expense, net                            0.7           0.6             -
   Interest expense, net                         6.0           5.6           4.6
   Income tax expense (recovery)                 0.1          (0.1)          1.5
--------------------------------------------------------------------------------
Net earnings (loss)                           $ (0.1)       $ (0.4)        $   -
================================================================================

--------------------------------------------------------------------------------
                                               2004          2003          2002
                                              ------        ------        ------
Statement of cash flows
Cash provided (used) by:
   Operations                                 $  1.1        $  1.1        $  1.5
   Investing                                    (1.2)         (1.7)         (0.1)
   Financing                                     1.6             -          (1.0)
--------------------------------------------------------------------------------


21.  Related Party Transactions

Related parties include Norske Skogindustrier ASA ("Norske Skog"), together with its subsidiaries and affiliates and Norske Skog North America LLC, a joint venture between Norske Skog and the Company. Transactions or balances with these related parties, not otherwise disclosed in these financial statements, were as follows:

--------------------------------------------------------------------------------
                                               2004          2003          2002
                                              ------        ------        ------
Norske Skog
   Selling, general and administrative        $  0.1        $  0.1        $  0.2
   Accounts receivable                             -          19.3             -
Norske Skog North America LLC
   Commission expenses                           4.8           4.2           3.8
   Net loss                                      0.1           0.1           0.1
   Investment (US$0.5 million)                   0.8           0.8           0.8
   Accounts payable                              0.4           0.2           0.3
--------------------------------------------------------------------------------


Norske Skog Canada Limited            [88]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


The Company has sales arrangements with affiliates of Norske Skog, and has entered into agency and distribution agreements whereby all sales of the Company's newsprint and specialty papers in certain international markets are effected through affiliates of Norske Skog. During the year, product sales to these affiliates were $121.7 million (2003 - $115.0 million). These transactions are in accordance with normal third party trade practices.

     In prior years, the Company acquired, from wholly-owned subsidiaries of FCL (now subsidiaries of Norske Skog), companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions. In addition to the $19.3 million included in accounts receivable as at December 31, 2003, the Company recorded a further adjustment of $7.1 million in the second quarter of 2004, reflecting a reduction to the purchase price. The Company collected the receivable of $26.6 million (including an interest adjustment of $0.2 million) in the third quarter of 2004.

     The Company undertakes certain transactions with companies affiliated with a director of the Company. These transactions are in the normal course of business and are on the same terms as those accorded to non-related parties. During 2004, the Company paid aggregate fees of $0.4 million (2003 - $0.1 million; 2002 - $0.1 million) primarily for legal services to companies affiliated with directors of the Company. The Company has charged the costs to "selling, general and administrative expenses".

     The Company has advanced interest-free loans to three officers of the Company. As at December 31, 2004, the balance outstanding was $0.5 million (December 31, 2003 - $0.6 million). These loans were issued prior to the enactment of the United States Sarbanes-Oxley Act of 2002, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.

22.  Segmented Information

The Company operates in three business segments:

     Specialties - Manufacture and sale of groundwood specialty printing paper and kraft paper.

     Newsprint - Manufacture and sale of newsprint.

     Pulp - Manufacture and sale of softwood pulps

Effective January 1, 2003, the Company segregated its kraft paper activities (previously referred to as containerboard) from its pulp business segment and included it in its specialties business segment. Segment information for prior periods has been restated to reflect these changes.

     The accounting policies of the segments are the same as described in the Summary of Significant Accounting Policies in note 2. Segment performance is evaluated based on operating earnings (loss). Inter-segment sales consist of pulp transfers at cost.


Norske Skog Canada Limited            [89]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |

-----------------------------------------------------------------------------------
                                                        2004
                                 --------------------------------------------------
Sales by Shipment Destination    Specialties    Newsprint      Pulp         Total
-----------------------------    -----------    ---------    ---------    ---------
Canada                            $   114.0     $    80.7    $     3.2    $   197.9
United States                         750.6         283.0            -      1,033.6
Asia and Australasia                   66.3         115.4        160.1        341.8
Latin America                          91.5          74.0          1.3        166.8
Europe and Other                       14.8             -        123.3        138.1
-----------------------------------------------------------------------------------
                                  $ 1,037.2     $   553.1    $   287.9    $ 1,878.2
===================================================================================

-----------------------------------------------------------------------------------
                                                        2003
                                 --------------------------------------------------
Sales by Shipment Destination    Specialties    Newsprint      Pulp         Total
-----------------------------    -----------    ---------    ---------    ---------
Canada                            $   101.1     $    77.7    $     2.1    $   180.9
United States                         729.8         311.9            -      1,041.7
Asia and Australasia                   95.0         102.7        155.6        353.3
Latin America                          71.0          46.9          1.0        118.9
Europe and other                        5.8             -        119.9        125.7
-----------------------------------------------------------------------------------
                                  $ 1,002.7     $   539.2    $   278.6    $ 1,820.5
===================================================================================

-----------------------------------------------------------------------------------
                                                        2002
                                 --------------------------------------------------
Sales by Shipment Destination    Specialties    Newsprint      Pulp         Total
-----------------------------    -----------    ---------    ---------    ---------
Canada                            $   102.3     $    84.9    $     1.5    $   188.7
United States                         706.9         278.7          1.2        986.8
Asia and Australasia                   74.2          94.0        109.7        277.9
Latin America                          63.5          60.6          5.8        129.9
Europe and Other                        1.0             -        119.7        120.7
-----------------------------------------------------------------------------------
                                  $   947.9     $   518.2    $   237.9    $ 1,704.0
===================================================================================


23.  Commitments

The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2005                                                                     $  13.3
2006                                                                        12.5
2007                                                                        10.0
2008                                                                         9.3
2009                                                                         7.7
Subsequent years                                                            52.8
--------------------------------------------------------------------------------
                                                                         $ 105.6
--------------------------------------------------------------------------------

The total lease expense amounted to $14.5 million for the year ended December 31, 2004 (2003 - $8.5 million; 2002 - $7.1 million).


Norske Skog Canada Limited            [90]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


24.  Guarantees and Indemnities

The Company has, over time, provided various indemnities with respect to tax, environment, and general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:

     (a) The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company also provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit and a general indemnity, capped at $5 million, which expired in 2004. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

     (b) In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any Significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

     (c) The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2004, the value of the mortgage was approximately $14 million. This agreement does not increase the Company's liability beyond the obligation under the building lease.

25.  Contingent Liabilities

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2004, cannot be predicted with certainty, the Company believes either an adequate provision has been made or the resolution will not have a material effect on the Company's financial position, earnings or cash flows.

Class Action Lawsuits

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers, in several United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. The Company believes there is no merit to the lawsuits, but will nevertheless incur related costs to defend itself.


Norske Skog Canada Limited            [91]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |


26. Differences Between United States And Canadian Generally Accepted Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant differences to accounting principles generally accepted in the United States are set forth below:

Earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 under Canadian GAAP to U.S. GAAP:

----------------------------------------------------------------------------------------
                                                             2004       2003       2002
                                                           -------    -------    -------
Net earnings (loss) in accordance with Canadian GAAP       $ (28.6)   $ (84.5)   $(123.3)
U.S. dollar revenue hedges (a)                               (22.8)      67.5       24.6
U.S. dollar long-term debt hedges (b)                         (3.0)      (0.6)      15.6
Fixed to floating interest swaps (c)                          (5.4)      (6.7)      18.0
Commodity swaps (d)                                           (3.3)       3.6          -
Stock based compensation expense (e)                          (0.6)         -          -
Income tax impact of above items                              11.7      (22.8)     (19.6)
----------------------------------------------------------------------------------------
Net earnings (loss) in accordance with U.S. GAAP             (52.0)     (43.5)     (84.7)
Unrealized gain on securities held as available-for-sale,
   net of deferred income taxes for 2002 of $0.9 million (f)     -         -        (4.4)
Minimum pension liability adjustment, net of deferred
   income taxes of $1.5 million (2003 - $1.7 million;
   2002 - $7.9 million) (g)                                   (2.9)      (3.1)     (14.1)
----------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP   $ (54.9)   $ (46.6)   $(103.2)
========================================================================================
Basic and diluted net earnings (loss) per share in
   accordance with U.S. GAAP (in dollars)                  $ (0.24)   $ (0.21)   $ (0.44)
Basic and diluted weighted average number of shares in
   accordance with U.S. GAAP (in millions)                   214.6      206.6      193.4
----------------------------------------------------------------------------------------


Norske Skog Canada Limited            [92]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |

Balance Sheet Adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP.

                                                                           2004          2003
                                                                        ----------    ----------
Prepaids and other - Canadian GAAP                                      $     24.6    $     21.9
  U.S. dollar revenue hedges                                                  36.0          58.8
  Fixed to floating interest swaps                                             1.4            --
  Commodity swaps                                                              0.3           3.6
                                                                        ----------    ----------
Prepaids and other - U.S. GAAP                                          $     62.3    $     84.3
                                                                        ----------    ----------
Other assets - Canadian GAAP                                            $     27.5    $     30.2
  Intangible assets related to additional minimum pension liability            0.1           0.4
                                                                        ----------    ----------
Other assets - U.S. GAAP                                                $     27.6    $     30.6
                                                                        ----------    ----------
Long-term debt - Canadian GAAP                                          $    823.6    $    845.8
  Adjustment related to fixed to floating interest swaps                       0.8            --
                                                                        ----------    ----------
Long-term debt - U.S. GAAP                                              $    824.4    $    845.8
                                                                        ----------    ----------
Other long-term obligations - Canadian GAAP                             $    233.6    $    249.8
  Additional minimum pension liability                                        42.4          38.3
  U.S. dollar long-term debt hedges                                           (2.4)         (5.4)
  Cancelled interest rate swaps                                               (4.2)        (10.2)
                                                                        ----------    ----------
Other long-term obligations - U.S. GAAP                                 $    269.4    $    272.5
                                                                        ----------    ----------
Future income taxes - Canadian GAAP                                     $    332.9    $    363.3
  Tax effect of pension adjustment                                           (15.0)        (13.6)
  Tax effect of other adjustments                                             15.0          26.8
                                                                        ----------    ----------
Future income taxes - U.S. GAAP                                         $    332.9    $    376.5
                                                                        ----------    ----------
Shareholders' equity - Canadian GAAP                                    $  1,042.8    $  1,069.2
  U.S. dollar revenue hedges                                                  36.0          58.8
  U.S. dollar long-term debt hedges                                            2.4           5.4
  Fixed to floating interest swaps                                             4.8          10.2
  Commodity swaps                                                              0.3           3.6
  Minimum pension liability adjustment                                       (42.3)        (37.9)
  Tax effect of pension adjustment                                            15.0          13.6
  Tax effect of other adjustments                                            (15.0)        (26.8)
                                                                        ----------    ----------
Shareholders' equity - U.S. GAAP                                        $  1,044.0    $  1,096.1
                                                                        ----------    ----------

Norske Skog Canada Limited            [93]

                   Notes to Consolidated Financial Statements
              | Amounts expressed in millions of Canadian dollars,
                        except where otherwise stated |

(a)  U.S. dollar revenue hedges

     Under Canadian GAAP, translation gains and losses on the foreign currency options and forward contracts to sell foreign currencies formally designated as hedges are recognized concurrently with the hedged revenue in Sales. Under U.S. GAAP, the Company does not account for such contracts as hedges of revenues and, accordingly, recognizes the options and contracts on a fair value basis at each reporting date, with changes in fair value in the year included in net income (loss).

(b)  U.S. dollar long-term debt hedges

     Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to US dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting date. Transitional differences arising prior to January 1, 2004 remain a reconciling difference.

(c)  Fixed to floating interest swaps

     Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, the ineffectiveness of the hedge is quantified and the changes in fair value are recorded in interest expense.

       During 2003, the Company terminated prior to maturity, interest rate swap contracts for cash proceeds of $15.9 million. Under Canadian GAAP, the net gain is deferred and is being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination. Under U.S. GAAP, there is no deferred amount as the fluctuations in the fair value and interest payments are recognized in earnings as they arise.

(d)  Commodity swaps

     Under Canadian GAAP, prior to January 1, 2004, the Company accounted for commodity swaps as hedges. Effective January 1, 2004, commodity swaps are not designated as hedges and are recognized at their fair value at each reporting date, with changes in fair value in the year included in net income (loss). Under U.S. GAAP, the Company does not designate commodity swaps as hedges. Transitional differences arising prior to January 1, 2004, remain a reconciling difference.

(e)  Stock based compensation expense

     Under Canadian GAAP, effective January 1, 2004, the Company retroactively applied the fair-value method of accounting to all awards of employee stock options granted on or after January 1, 2002, without restatement of prior periods. Under U.S. GAAP, effective January 1, 2004, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFS") No. 123, "Accounting for Stock-Based Compensation". Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure", compensation cost recognized in 2004 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior periods have not been restated. Compensation cost attributable to employee stock options granted prior to January 1, 2002, is a reconciling difference.


Norske Skog Canada Limited            [94]

                   Notes to Consolidated Financial Statements
            |  Amounts expressed in millions of Canadian dollars,
                         except where otherwise stated |


(f)  Marketable securities

     Under Canadian GAAP, marketable securities are valued at the lower of cost and quoted market value. Under U.S. GAAP, these securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of tax, are reported as comprehensive income (loss).

(g)  Minimum pension liability

     Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income
     (loss). Canadian GAAP has no such requirement to record a minimum liability and does not have the concept of comprehensive income.

(h)  Comprehensive income

     SFAS No. 130, "Reporting Comprehensive Income", requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

(i)  Investment in Joint Venture

     The investment in PREI, a joint venture, is accounted for under the proportionate consolidation method for the purposes of Canadian GAAP. Under U.S. GAAP, investments in joint ventures are accounted for under the equity method. However, rules prescribed by the SEC permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. Certain financial information is presented in note 20, "Interest in Joint Venture". Accordingly, for purposes of this U.S. GAAP reconciliation, the Company has used the proportionate consolidation method and no GAAP difference arises.

(j)  Variable interest entities

     Effective January 1, 2004, the Company adopted the Financial Accounting Standards Board's ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities" which requires that an enterprise holding other than a voting interest in a variable interest entity ("VIE") could, subject to certain conditions, be required to consolidate the VIE if it is considered the primary beneficiary whereby it would absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns, or both. The implementation of this requirement has had no material impact on the U.S. GAAP reconciliation to the Company's consolidated financial statements for the year ended December 31, 2004. The Company will adopt substantially similar requirements in Canada in 2005, and is currently assessing the disclosure and other implications under Canadian GAAP.

(k)  Accounting standard issued but not yet implemented

     The FASB issued SFAS No. 151, "Inventory Costs", which provides guidance on allocating certain costs to inventory. The new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will apply this new standard prospectively and does not expect that its implementation will have a significant impact on its consolidated financial position or results of operations.


Norske Skog Canada Limited            [95]

                          2000-2004 COMPARATIVE REVIEW

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of Canadian dollars)                                     Years ended December 31,
                                                   ------------------------------------------------------------------
                                                                                Audited
                                                      2004          2003          2002         2001(2)       2000(1)
                                                   ----------    ----------    ----------    ----------    ----------
Sales(3)                                           $  1,878.2    $  1,820.5    $ 1,704.0     $  1,561.1    $  1,571.6
Operating expenses
  Cost of sales(3)                                    1,674.9       1,687.5       1,582.1       1,286.6       1,201.0
  Selling, general and administrative                    50.5          54.7          65.3          63.6          66.2
  Amortization                                          184.1         189.9         178.5         131.2         117.3
                                                   ----------    ----------    ----------    ----------    ----------
                                                      1,909.5       1,932.1       1,825.9       1,481.4       1,384.5
                                                   ----------    ----------    ----------    ----------    ----------
Operating earnings (loss)                               (31.3)       (111.6)       (121.9)         79.7         187.1
Foreign exchange gain (loss) on translation of
  long-term debt                                         53.5          58.2          12.3         (17.1)            -

Write-down of property, plant and equipment                 -         (14.2)            -             -             -

Loss on repayment of long-term debt                      (5.2)

Other income (expense), net                               1.2          (3.9)        (13.3)        (40.2)          0.3

Interest income (expense), net                          (74.9)        (75.0)        (76.2)          0.9          47.4
                                                   ----------    ----------    ----------    ----------    ----------
Earnings (loss) before income taxes                     (56.7)       (146.5)       (199.1)         23.3         234.8
Income tax expense (recovery)                           (28.1)        (62.0)        (75.8)        (21.2)         71.7
                                                   ----------    ----------    ----------    ----------    ----------
Net earnings (loss)                                $    (28.6)   $    (84.5)   $   (123.3)   $     44.5    $    163.1
                                                   ==========    ==========    ==========    ==========    ==========

(1) Effective July 1, 2000, the Company changed its year-end from June 30 to December 31. Accordingly, figures reported have been restated to be on a December 31 year-end basis for this comparative review.

(2) Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants recommendations eliminating the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Prior years have been restated to be on a consistent basis as applicable.

(3) Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants Section 1100 "Generally Accepted Accounting Principles" ("GAAP") recommendations which defines use of alternate sources of Canadian GAAP when a matter is not explicitly addressed by primary sources of Canadian GAAP. Historically, the Company recorded distribution costs as a deduction from sales. The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses. As a result, distribution costs have been reclassified from "Sales" to "Cost of sales".

(4) A special distribution of $12.00 per common share was paid to shareholders on August 28, 2001.



Norske Skog Canada Limited            [96]

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)                                              Years ended December 31,
                                                               ----------------------------------------------------------
                                                                                        Audited
                                                                 2004         2003       2002        2001(2)     2000(1)
                                                               --------    --------    --------    ----------    --------
Cash provided (used) by:
Operations
  Net earnings (loss)                                          $  (28.6)   $  (84.5)   $ (123.3)   $     44.5    $  163.1
  Items not requiring (providing) cash
    Amortization                                                  184.1       189.9       178.5         131.2       117.3
    Future income taxes                                           (31.3)      (67.9)      (91.5)         (7.7)       69.9
    Increase in long-term obligations                              23.5        17.5        19.8           8.5         7.1
    Foreign exchange loss (gain) on translation of
      long-term debt                                              (53.5)      (58.2)      (12.3)         17.1           -
    Write-down of property, plant and equipment                       -        14.2           -             -           -
    Loss on sale of Mackenzie pulp operations                         -           -           -          31.4           -
    Write-off of deferred financing costs                             -           -        15.8             -           -
    Loss on repayment of long-term debt                             5.2           -           -             -           -
    Other                                                         (10.5)      (10.9)       (7.6)         13.6         1.6
                                                               --------    --------    --------    ----------    --------
                                                                   88.9         0.1       (20.6)        238.6       359.0
  Changes in non-cash working capital                             (24.4)       22.4        25.8          31.2        (7.8)
                                                               --------    --------    --------    ----------    --------
Cash flows provided by operations                                  64.5        22.5         5.2         269.8       351.2
                                                               --------    --------    --------    ----------    --------
Investing
  Acquisition of paper recycling business                             -       (32.1)          -             -           -
  Acquisition of Pacifica Papers Inc.                                 -           -           -         (74.1)          -
  Additions to property, plant and equipment                      (68.0)      (81.4)      (82.2)        (92.7)      (90.8)
  Proceeds from sale of marketable securities                         -           -        39.2             -           -
  Proceeds from sale of property, plant and equipment               0.5         0.4         1.5           0.7         0.3
  Proceeds from sale of Mackenzie pulp operations                     -           -           -         103.8           -
  Proceeds from termination of interest rate swaps                    -        15.9         3.4             -           -
  Purchase price adjustment                                        26.6           -           -             -           -
  Decrease (increase) in other assets                              (0.9)        1.1        (4.4)          1.6         4.5
                                                               --------    --------    --------    ----------    --------
Cash flows used by investing activities                           (41.8)      (96.1)      (42.5)        (60.7)      (86.0)
                                                               --------    --------    --------    ----------    --------
Financing
  Special distribution(4)                                             -           -           -      (1,490.3)          -
  Issue of common shares, net of share issue costs                    -        (0.1)      208.1             -           -
  Increase (decrease) in revolving loan                           (12.5)     (105.7)      119.1             -           -
  Issue of long-term debt                                         333.1       212.7           -         768.7           -
  Repayment of long-term debt                                    (266.1)          -      (386.7)       (240.9)          -
  Premium and expenses on repayment
    of long-term debt                                             (15.0)          -           -             -           -
  Decrease in other long-term obligations                         (30.0)      (27.7)       (8.0)         (3.6)       (5.6)
  Deferred financing costs                                         (6.2)       (5.6)          -         (30.7)          -
  Dividends paid                                                      -           -           -         (37.2)      (74.5)
                                                               --------    --------    --------    ----------    --------
Cash flows provided (used) by financing activities                  3.3        73.6       (67.5)     (1,034.0)      (80.1)
                                                               --------    --------    --------    ----------    --------
Cash and cash equivalents, increase (decrease) during year         26.0           -      (104.8)       (824.9)      185.1
Cash and cash equivalents, beginning of year                          -           -       104.8         929.7       744.6
                                                               --------    --------    --------    ----------    --------
Cash and cash equivalents, end of year                         $   26.0    $      -    $      -    $    104.8    $  929.7
                                                               ========    ========    ========    ==========    ========



Notes 1-3 refer to page 96.


Norske Skog Canada Limited            [97]

CONSOLIDATED BALANCE SHEETS


(In millions of Canadian dollars)                                     As at December 31,
                                               --------------------------------------------------------------
                                                                          Audited
                                                  2004         2003         2002       2001(2,3)     2000(1)
                                               ----------   ----------   ----------   ----------   ----------
Assets
Current assets
  Cash and cash equivalents                    $     26.0   $        -     $      -   $    104.8   $    929.7
  Marketable securities                                 -            -            -         34.4            -
  Accounts receivable                               236.8        238.2        279.1        309.2        283.4
  Inventories                                       258.1        235.9        242.7        230.5        191.7
  Prepaids and other                                 24.6         21.9          9.2          4.1          5.0
                                               ----------   ----------   ----------   ----------   ----------
                                                    545.5        496.0        531.0        683.0      1,409.8
  Property, plant and equipment                   2,172.9      2,290.2      2,326.6      2,416.4      1,298.5
  Other assets                                       27.5         30.2         39.5         60.4         17.0
                                               ----------   ----------   ----------   ----------   ----------
                                               $  2,745.9   $  2,816.4   $  2,897.1   $  3,159.8   $  2,725.3
                                               ==========   ==========   ==========   ==========   ==========
Liabilities
  Current liabilities
  Accounts payable and accrued liabilities     $    285.5   $    267.3   $    303.7   $    303.5   $    202.7
  Current portion of long-term debt                     -            -            -         10.7            -
                                               ----------   ----------   ----------   ----------   ----------
                                                    285.5        267.3        303.7        314.2        202.7
                                               ----------   ----------   ----------   ----------   ----------
  Long-term debt                                    823.6        845.8        886.2      1,163.9            -
  Other long-term obligations                       233.6        249.8        177.0        144.7         88.4
  Future income taxes/deferred credits              360.4        384.3        405.5        500.5        269.0
                                               ----------   ----------   ----------   ----------   ----------
                                                  1,703.1      1,747.2      1,772.4      2,123.3        560.1
                                               ----------   ----------   ----------   ----------   ----------
Shareholders' Equity
  Share capital                                     913.6        913.6        884.6        673.1      1,262.6
  Contributed surplus                                 4.8            -            -            -            -
  Retained earnings                                 124.4        155.6        240.1        363.4        902.6
                                               ----------   ----------   ----------   ----------   ----------
                                                  1,042.8      1,069.2      1,124.7      1,036.5      2,165.2
                                               ----------   ----------   ----------   ----------   ----------
                                               $  2,745.9   $  2,816.4   $  2,897.1   $  3,159.8   $  2,725.3
                                               ==========   ==========   ==========   ==========   ==========


Notes 1-3 refer to page 96.


Norske Skog Canada Limited            [98]

OTHER FINANCIAL AND OPERATIONAL INFORMATION

(In millions of Canadian dollars, except where otherwise stated)


                                                                    Years ended December 31,
                                                ----------------------------------------------------------------
                                                  2004          2003          2002        2001(2)      2000(1,2)
                                                -------       -------       -------       -------      ---------
Selected Financial Information
EBITDA                                          $ 152.8       $  78.3       $  56.6     $   210.9    $   304.4
EBITDA margin(5)                                    8.1%          4.3%          3.3%         13.5%        19.4%
Weighted average common shares outstanding
  (in millions)                                   214.6         206.6         193.4         141.1        124.2
Basic and diluted earnings (loss) per share
  (in dollars)                                  $ (0.13)      $ (0.41)      $ (0.64)      $  0.32      $  1.31
                                                -------       -------       -------       -------      -------
Working capital(6)                              $ 234.0       $ 228.7       $ 240.4       $ 252.1      $ 283.8
Current assets to current liabilities(6)           1.82          1.86          1.83          1.98         2.45
Total debt to total capitalization(7,8)              44%           44%           44%           53%           0%
Net debt to net capitalization(9,10)                 43%           44%           44%           50%         N/A
Common shares outstanding at end of year
  (in millions)                                   214.6         214.6         205.9         174.8        124.2
Book value per share (in dollars)               $  4.86       $  4.98       $  5.46       $  5.93      $ 17.43
                                                -------       -------       -------       -------      -------
Share prices
  High                                          $  4.95       $  6.06       $  7.70       $ 19.99      $ 18.90
  Low                                              3.30          2.93          4.65          5.30        14.35
  Close                                            3.77          4.17          5.45          6.80        16.75
                                                -------       -------       -------       -------      -------
Benchmark prices
  SC-A paper, 35 lb. (US$ per ton)              $   713       $   675       $   669       $   807      $   821
  LWC paper, No. 5, 40 lb. (US$ per ton)            726           688           678           803          864
  Telephone directory paper, 22.1 lb
    (US$ per ton)                                   650           654           695           730          705
  Newsprint 48.8 gsm, average West Coast
    Delivery (US$ per tonne)                        544           493           456           578          562
  NBSK pulp, Northern Europe Delivery
    (US$ per tonne)                                 618           525           458           531          681
                                                -------       -------       -------       -------      -------
Sales (000 tonnes)
Specialities                                      1,116         1,085           960           573          920
Newsprint                                           755           769           750           604          686
Pulp                                                406           421           381           568          107
                                                -------       -------       -------       -------      -------



     Notes 1-4 refer to page 96.

5    EBTIDA margin is defined as EBITDA as a percentage of sales.

6 Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.

7    Total debt comprises long-term debt, including current portion.

8    Total capitalization comprises total debt and shareholders' equity.

9    Net debt comprises total debt less cash on hand.

10   Net capitalization comprises net debt and shareholders' equity.


Norske Skog Canada Limited            [99]

                             Corporate Information

Corporate Office                   Operations                    Sales and Marketing Contacts

Norske Skog Canada Limited         Crofton                       NorskeCanada
16th Floor, 250 Howe Street        P.O. Box 70                   16th Floor
Vancouver, BC V6C 3R8              Crofton, BC                   250 Howe Street
(604) 654-4000                     V0R 1R0                       Vancouver, BC
www.norskecanada.com               Tel: (250) 246-6100           V6C 3R8

                                   Elk Falls                     James E. Armitage
                                   P.O. Box 2000                 Tel: (604) 654-4979
                                   Campbell River, BC            Fax: (604) 654-4331
                                   V9W 5C9
                                   Tel: (250) 287-5200           Jim Bayles
                                                                 International Sales
                                   Port Alberni                  Tel: (604) 654-4921
                                   4000 Stamp Avenue             Fax: (604) 654-4331
                                   Port Alberni, BC
                                   V9Y 5J7                       Jim Miller
                                   Tel: (250) 723-2161           Pulp and Kraft Paper
                                                                 Tel: (604) 654-4207
                                   Powell River                  Fax: (604) 654-4331
                                   6270 Yew Street
                                   Powell River, BC              Norske Skog Canada
                                   V8A 4K1                       (USA) Inc.
                                   Tel: (604) 483-3722           1011 Western
                                                                 Suite 700
                                   Paper Recycling Division      Seattle, WA 98104
                                   1050 United Boulevard         Tel: (206) 838-2070
                                   Coquitlam, BC                 Fax: (206) 838-2071
                                   V3K 6V4
                                   Tel: (604) 525-5734           Tom Crowley
                                                                 North America
                                                                 Newsprint

                                                                 Paul Gordon
                                                                 Directory Paper


Norske Skog Canada Limited            [100]

                              Investor Information

Norske Skog                  Annual Meeting                   Share Information
North America LLC            The Annual Meeting of the        Common Shares
1011 Western Avenue          Shareholders will be held on     (symbol: NS)
Suite 700                    Wednesday, April 27, 2005 at     The Toronto Stock Exchange
Seattle, WA 98104            2 p.m. at the Four Seasons
Tel: (206) 838-2000          Hotel in Toronto, Ontario.       Investor Relations Contact
Fax: (206) 838-2031                                           Ralph Leverton
                             Transfer Agent and Registrar     Vice-President, Finance and
Mark Cassidy                 CIBC Mellon Trust                Chief Financial Officer
Groundwood                   Company at its principal         Tel: (604) 654-4319
Specialty Paper              offices in Vancouver,
                             Toronto and Montreal             Annual and Quarterly Reports
Ryoji Miyakita                                                For copies of Annual and
Japan Newsprint              Auditors                         Quarterly reports contact:
and Paper Sales              KPMG LLP                         Tel: (604) 654-4319
                             Vancouver, BC                    Fax: (604) 654-4070
Masaki Motooka
Japan Pulp Sales
10-31, Takanawa 3-chome,
Minato-ku
Tokyo 104-0074
Japan
Tel: 81 3 5791-3811
Fax: 81 3 5791-3813



Norske Skog Canada Limited            [101]

                             Directors and Officers

Board of Directors                                                 Officers

Jan Oksum, Chair(2,3)             J. Trevor Johnstone(1,3)         Jan Oksum
Oslo, Norway                      West Vancouver, BC               Chair
President and                     Managing Director,
Chief Executive Officer,          Tricor Pacific Capital Inc.      William P. Rosenfeld
Norske Skogindustrier                                              Deputy Chair
ASA                               Harold N. Kvisle(1)
                                  Calgary, AB                      Russell J. Horner
Russell J. Horner(2)              President and                    President and
Vancouver, BC                     Chief Executive Officer,         Chief Executive
President and                     TransCanada Corporation
Chief Executive Officer,                                           James E. Armitage
Norske Skog Canada                Vidar Lerstad(1,3)               Senior Vice-President,
Limited                           Billingstad, Norway              Sales and Marketing
                                  Senior Vice-President,
Thomas S. Chambers(1,3)           Strategy,                        Jesse M. Beaman
Vancouver, BC                     Norske Skogindustrier ASA        Senior Vice-President,
President,                                                         Operations
Senior Partner Services           R. Keith Purchase(1,2)
Ltd.                              West Vancouver, BC               W.R. (Ron) Buchhorn
                                  Corporate Director               Vice-President,
Jarle Dragvik                                                      Corporate Services
Vollen, Norway                    William P. Rosenfeld(2,3)
Senior Vice-President,            Toronto, ON                      Stuart H. Clugston
Production,                       Counsel,                         Vice-President,
Norske Skogindustrier ASA         Goodmans LLP                     Corporate Affairs
                                                                   Social Responsibility
                                  1 Member of the Audit
                                    Committee.                     Ralph Leverton
                                  2 Member of the                  Vice-President,
                                    Environmental, Health          Finance and
                                    and Safety Committee           Chief Financial Officer
                                  3 Member of the Governance and
                                    Human Resources Committee.     Robert H. Lindstrom
                                                                   Vice-President,
                                                                   Strategy

                                                                   Valerie Seager
                                                                   Corporate Secretary
                                                                   and Legal Counsel

                                                                   Peter M. Staiger
                                                                   Treasurer


Norske Skog Canada Limited            [102]

NORSKECANADA
16th Floor, 250 Howe Street
Vancouver, B.C. V6C 3R8
(604) 654-4000
www.norskecanada.com